As filed with the Securities and Exchange Commission on January 30, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SUSQUEHANNA BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	6022	23-2201716
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William J. Reuter

Chairman, Chief Executive Officer and President

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Lawrence H. Berger Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000	Lisa M. Cavage Vice President, Secretary and Counsel Susquehanna Bancshares, Inc. 26 North Cedar Street Lititz, Pennsylvania 17543 (717) 626-4721	Jeffrey P. Waldron Stevens & Lee P.C. 620 Freedom Business Center King of Prussia, Pennsylvania 19464 (610) 478-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)

Common Stock, $2.00 par value per share	7,000,000	Not applicable	$202,510,000	$25,659

(1)	Represents the maximum number of shares of Susquehanna Bancshares, Inc. common stock, par value $2.00 per share, issuable in the Susquehanna Bancshares, Inc. and Patriot Bank Corp. merger pursuant to the Agreement and Plan of Merger between Susquehanna Bancshares, Inc. and Patriot Bank Corp., dated as of December 10, 2003. The actual number of shares issued in the merger will be based upon the application of pro rata allocation procedures for distribution of stock or cash consideration to Patriot Bank Corp. shareholders under the terms of the merger agreement.
(2)	Calculated in accordance with Rule 457(f) and 457(c) under the Securities Act of 1933, the proposed maximum offering price is computed by taking the product of (A) the average of the high and low prices of Patriot Bank Corp. common stock as reported on The NASDAQ National Market on January 23, 2004 ($28.93) and (B) 6,124,234 (the maximum number of shares of Patriot Bank Corp. common stock expected to be exchanged for the common stock being registered).
(3)	Calculated in accordance with Rule 457(f) and Section 6(b) under the Securities Act of 1933.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or the sale is not permitted.

Subject to completion, dated January 30, 2004

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Susquehanna Bancshares, Inc. and Patriot Bank Corp. have approved a merger agreement under which Susquehanna will acquire Patriot. We believe that this transaction will create significant opportunities and value for our shareholders, customers, employees and communities.

Under the terms of the merger agreement, Patriot shareholders will have the opportunity to elect to receive either $30.00 in cash or 1.143 shares of Susquehanna common stock for each share of Patriot common stock that they own. Patriot shareholders may elect to receive all cash, all Susquehanna common stock or a combination of cash and Susquehanna common stock for their shares of Patriot common stock, subject to the limitations described in the next paragraph.

The aggregate amount of cash consideration to be paid by Susquehanna to Patriot shareholders in the merger will equal the product of $30.00 multiplied by 20% of the outstanding shares of Patriot common stock as of the third trading day prior to the merger (on a fully diluted basis, as defined in the merger agreement and described elsewhere in this document), and reduced by the amount of cash to be paid by Susquehanna in connection with the cancellation of Patriot nonqualified stock options. The remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Accordingly, the actual allocation of cash and shares of Susquehanna common stock that Patriot shareholders receive will depend on the elections made by other Patriot shareholders and may be different from what a Patriot shareholder actually elects. Since the aggregate amount of cash consideration to be paid to Patriot shareholders is fixed, to the extent that Patriot shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Patriot shareholders based upon the allocation procedures set forth in the merger agreement and described elsewhere in this document. The federal income tax consequences of the transaction to Patriot shareholders will depend on the value and character of the consideration received in exchange for their shares of Patriot common stock. In addition, because the exchange ratio is fixed at 1.143 shares of Susquehanna common stock per share of Patriot common stock, there can be no assurance that the value of Susquehanna common stock that is received in the merger will be substantially equivalent to the cash consideration in the merger of $30.00 per share.

We have scheduled special meetings of our shareholders to vote on a proposal to approve and adopt the merger agreement. Based on our reasons for the merger described in the accompanying document, each of our board of directors believes that the merger agreement is advisable and in the best interest of Patriot and Susquehanna, as the case may be.

Your vote is very important. Whether or not you plan to attend your shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card in accordance with the instructions on the proxy card. Susquehanna shareholders may also cast their votes over the Internet or by telephone in accordance with the instructions on the Susquehanna proxy card. We cannot complete the merger unless Patriot and Susquehanna shareholders approve and adopt the merger agreement.

The dates, times and places of the meetings are as follows:

For Susquehanna Bancshares, Inc. Shareholders:	For Patriot Bank Corp. Shareholders:
, 2004 at , local time	, 2004 at , local time
[address]	[address]

Susquehanna’s and Patriot’s common stock are each listed on The NASDAQ National Market under the symbols “SUSQ” and “PBIX,” respectively. The closing prices of Susquehanna’s common stock and Patriot’s common stock on             , 2004 were $             and $            , respectively.

This document provides you with detailed information about these meetings and the proposed merger. You also can obtain information about our companies from publicly available documents filed with the Securities and Exchange Commission. We encourage you to carefully and thoughtfully read this entire document, including all its annexes, and we especially encourage you to read the section entitled “ Risk Factors” beginning on page 17.

We strongly support this combination of our companies and join with the other members of our boards of directors in enthusiastically recommending that you vote in favor of the merger.

[William J. Reuter Signature]	[Richard A. Elko Signature]
William J. Reuter	Richard A. Elko
Chairman, President and Chief Executive Officer	President and Chief Executive Officer
Susquehanna Bancshares, Inc.	Patriot Bank Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this document or these securities or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. The securities of Susquehanna being offered through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This joint proxy statement/prospectus is dated             , 2004 and we will first mail it on or about             , 2004.

This document incorporates important business and financial information about Susquehanna and Patriot that is not included in or delivered with this document. This information is available without charge to shareholders upon written or oral request at the applicable company’s address and telephone number listed on page     . To obtain timely delivery, shareholders must request the information no later than             , 2004.

[PATRIOT BANK CORP. LOGO]

PATRIOT BANK CORP.

High and Hanover Streets

Pottstown, Pennsylvania 19464

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD             , 2004

A special meeting of shareholders of Patriot Bank Corp. will be held at             , local time, on             ,             , 2004 at [address] for the following purposes:

(1)	To consider and vote upon a proposal to approve and adopt the agreement and plan of merger entered into by Patriot and Susquehanna, dated as of December 10, 2003; and

(2)	To consider such other business as may properly come before the special meeting, or any adjournments or postponements of the special meeting.

The board of directors of Patriot has carefully considered the terms of the merger agreement and believes that the merger is in the best interests of Patriot. The board of directors of Patriot has unanimously approved the merger agreement and unanimously recommends that shareholders vote “for” approval and adoption of the merger agreement.

The board of directors of Patriot has fixed the close of business on             , 2004 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Only shareholders of record at the close of business on the record date are entitled to notice of and to vote at the special meeting.

By Order of the Board of Directors,

/s/ Diane M. Davidheiser

Diane M. Davidheiser, Secretary

            , 2004

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately.

You are cordially invited to attend the special meeting in person. Even if you plan to be present, you are urged to mark, date, sign and return the enclosed proxy card at your earliest convenience in the envelope provided, which requires no postage if mailed in the United States. If you attend the special meeting, you may vote either in person or by your proxy. You may revoke your proxy at any time before the vote is taken by delivering to the Secretary a written revocation or a proxy card with a later date or by voting your shares in person at the special meeting.

Please do not send any Patriot stock certificates at this time.

SUSQUEHANNA BANCSHARES, INC.

26 North Cedar Street

Lititz, Pennsylvania 17543

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD             , 2004

A special meeting of shareholders of Susquehanna Bancshares, Inc. will be held at         , local time, on             ,             , 2004 at [address], for the following purposes:

(1)	To consider and vote upon a proposal to approve and adopt the agreement and plan of merger entered into by Patriot and Susquehanna, dated as of December 10, 2003; and

(2)	To consider such other business as may properly come before the special meeting, or any adjournments or postponements of the special meeting.

The board of directors of Susquehanna has carefully considered the terms of the merger agreement and believes that the proposed merger is in the best interests of Susquehanna. The board of directors of Susquehanna has unanimously approved the merger agreement and unanimously recommends that shareholders vote “for” approval and adoption of the merger agreement.

The board of directors of Susquehanna has fixed the close of business on             , 2004 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. Only             shareholders of record at the close of business on the record date are entitled to notice of and to vote at the special meeting.

By Order of the Board of Directors,

/s/ Lisa M. Cavage
Lisa M. Cavage, Secretary

            , 2004

Your vote is important. Please complete, sign, date and return the enclosed proxy card immediately.

You are cordially invited to attend the special meeting in person. Even if you plan to be present, you are urged to mark, date, sign and return the enclosed proxy card at your earliest convenience in the envelope provided, which requires no postage if mailed in the United States. You may also cast your vote over the Internet or by telephone in accordance with the instructions on the enclosed proxy card. If you attend the special meeting, you may vote either in person or by your proxy. You may revoke your proxy at any time before the vote is taken by delivering to the Secretary a written revocation, a proxy card with a later date, an Internet or telephone vote with a later date, or by voting your shares in person at the special meeting.

An admission ticket, which is required for entry into the special meeting, is attached to your proxy card. If you plan to attend the special meeting, please vote your proxy but keep the admission ticket and bring it to the special meeting. If your shares are held in the name of a bank, broker or other holder of record, you will need proof of ownership to attend the meeting. A recent bank or brokerage account statement are examples of proof of ownership.

(continued)

ii

(continued)

Page

DESCRIPTION OF PATRIOT	90

DESCRIPTION OF SUSQUEHANNA	91

LEGAL MATTERS	92

EXPERTS	92

Patriot	92

Susquehanna	92

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS	93

Patriot	93

Susquehanna	93

WHERE YOU CAN FIND MORE INFORMATION	93

Patriot’s SEC Filings	94

Susquehanna’s SEC Filings	94

Agreement and Plan of Merger, dated as of December 10, 2003, between Susquehanna Bancshares, Inc. and Patriot Bank Corp.; and First Amendment to Agreement and Plan of Merger, dated as of January 22, 2004, between Susquehanna Bancshares, Inc. and Patriot Bank Corp.

Annex A

Opinion of Janney Montgomery Scott LLC, dated December 10, 2003	Annex B

Opinion of Keefe, Bruyette & Woods, Inc., dated December 10, 2003	Annex C

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What will I be voting on at the shareholders’ meeting?

A:	Shareholders of both Patriot and Susquehanna will be voting upon a proposal to approve and adopt the merger agreement executed by the companies on December 10, 2003.

Q:	What will happen in the merger?

A:	In the merger, Patriot will merge with Susquehanna and Susquehanna will be the resulting company. In addition, pursuant to the terms of a separate merger agreement, Patriot Bank, a wholly owned subsidiary of Patriot, will merge with Equity Bank, a wholly owned subsidiary of Susquehanna, and Equity Bank will be the resulting company. In connection with the merger, Equity Bank will change its name to Patriot Bank.

Q:	When and where will the shareholders’ meetings be held?

A:	The Patriot special shareholders’ meeting is scheduled to take place at , local time, on , , 2004, at [address] and the Susquehanna special shareholders’ meeting is scheduled to take place at , local time, on , , 2004, at [address].

Q:	What form of consideration will Patriot shareholders receive as a result of the merger?

A:	As described in the following “Summary” and elsewhere in this document, if you are a Patriot shareholder, you will be entitled to elect to receive in exchange for your shares of Patriot common stock the following: $30.00 in cash for each share of Patriot common stock, or 1.143 shares of Susquehanna common stock for each share of Patriot common stock, or a combination of cash and Susquehanna common stock. As described in the following questions, and elsewhere in this document, Patriot shareholders who elect to receive a particular form of merger consideration in exchange for their shares, and Patriot shareholders who fail to elect any form of merger consideration by the applicable election deadline, will be subject to an allocation process administered by the exchange agent so that Susquehanna will pay a fixed amount of cash consideration in the merger and the remaining consideration will be issued in the form of shares of Susquehanna common stock.

Q:	Will Patriot shareholders always receive the form of merger consideration they elect to receive?

A:

No. The merger agreement provides that the aggregate amount of cash consideration to be paid by Susquehanna to Patriot shareholders will equal the product of $30.00 multiplied by 20% of the outstanding shares of Patriot common stock as of the third trading day prior to the effective date of the merger (on a fully diluted basis, as defined in the merger agreement and described elsewhere in this document), reduced by the total cash amount that Susquehanna will pay in connection with the cancellation of Patriot nonqualified stock options as described on page 47 of this document. As of             , 2004, the total cash amount to be paid by Susquehanna to Patriot shareholders was $            , including approximately $5.1 million for the cancellation of Patriot nonqualified stock options. Therefore, there is no assurance that Patriot shareholders will receive the form of consideration that they elect with respect to any or all shares of Patriot common stock they own. As a result, the actual form of merger consideration that a Patriot shareholder receives will depend on his or her own election and, in some circumstances, on the elections made by other Patriot shareholders, as well as the number of Patriot nonqualified stock options that remain outstanding as of the effective date of the merger. Since the aggregate amount of cash consideration to be paid to Patriot shareholders is fixed, to the extent that Patriot shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Patriot shareholders based upon the allocation procedures set forth in the merger agreement and described on page      of this document.

Q:	Is the value of the merger consideration that Patriot shareholders receive expected to be substantially equivalent regardless of which form of merger consideration Patriot shareholders elect?

A:	Not necessarily. The amount of shares of Susquehanna common stock to be exchanged for each share of Patriot common stock is fixed at 1.143 shares of Susquehanna common stock. The closing price of Susquehanna common stock on , 2004 as reported on The NASDAQ National Market was $ . Therefore, as of that date, 1.143 shares of Susquehanna common stock had a value of $ . However, when you vote on the merger, you will not know with certainty what the closing price of Susquehanna common stock will be as of the date of exchange of the merger consideration. As a result, there can be no assurance that the value of Susquehanna common stock that Patriot shareholders receive in the merger will be substantially equivalent to the $30.00 per share cash consideration in the merger. The table set forth on page 7 of the following “Summary” is designed to show the possible variations in valuation of Susquehanna common stock to be received by Patriot shareholders based on a range of fluctuating market prices of Susquehanna common stock.

Q:	When should Patriot shareholders send in their stock certificates? How do Patriot shareholders elect the form of consideration they prefer to receive?

A:	Patriot shareholders are instructed NOT to send in their stock certificates with their proxy card. Approximately one month prior to the anticipated time of completion of the merger or, as permitted by the merger agreement, at another date mutually agreed to by Susquehanna and Patriot, Patriot shareholders will receive a form of election and other transmittal materials with instructions for making their election as to the form of consideration they prefer to receive in the merger. Patriot shareholders should follow the instructions in the letter of transmittal and form of election regarding how and when to surrender their stock certificates. The available elections, election procedures and deadline for making elections are described beginning on page of this document. To make an election, Patriot shareholders will need to deliver to the exchange agent before the election deadline the form of election, any other transmittal materials and their stock certificates according to the instructions set forth in the form of election.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information contained in this document, just indicate how you want to vote with respect to the proposal to approve and adopt the merger agreement. Complete, sign, date and mail the Patriot or Susquehanna proxy card, as the case may be, in the enclosed postage-paid return envelope as soon as possible so that your shares may be represented at the special meeting of Patriot or Susquehanna shareholders, as the case may be. Susquehanna shareholders may also cast their votes over the Internet or by telephone in accordance with the instructions on the Susquehanna proxy card. The boards of directors of Patriot and Susquehanna both recommend that their respective shareholders vote in favor of approval and adoption of the merger agreement.

Q:	Can I change my vote after I have mailed my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting of Patriot or Susquehanna shareholders, as the case may be. You can do this in one of the following three ways:

1) send a written notice to the Secretary of Patriot or Susquehanna, as the case may be, stating that you would like to revoke your proxy;

2) complete and submit to the Secretary of Patriot or Susquehanna, as the case may be, a new proxy with a later date (including, with respect to Susquehanna, an Internet or telephone vote); or

3) attend the special meeting of Patriot or Susquehanna shareholders, as the case may be, and vote in person. Simply attending the meeting, however, will not cause your vote to be changed unless you vote at the meeting.

If you choose option 1) or 2), you must submit the notice of revocation or the new proxy to Patriot or Susquehanna, as the case may be, at the applicable address on page 94. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	You should contact your broker. Your broker will vote your shares on the proposal to approve and adopt the merger agreement only if you provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger as quickly as possible once all of the conditions to the merger are fulfilled, including obtaining the approvals of our shareholders and applicable regulatory agencies. We currently expect to complete the merger during the second quarter of 2004.

Q:	Who can help answer my questions?

A:	If you are a Patriot shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Patriot Bank Corp.

High and Hanover Streets

Pottstown, Pennsylvania 19464

Attn.: Diane M. Davidheiser

Telephone: (610) 970-4604

If you are a Susquehanna shareholder and have any questions about the merger, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

Attn.: Gregg M. Lampf

Telephone: (717) 626-4721

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you in order to fully understand the merger and the proposal to approve and adopt the merger agreement being submitted to shareholders. See “Where You Can Find More Information” on page 93. Each item in this summary refers to the page or pages where that subject is discussed more fully.

The Companies (see page 90 for Patriot and page 91 for Susquehanna)

Patriot Bank Corp.

High and Hanover Streets

Pottstown, Pennsylvania 19464

Telephone: (610) 323-1500

Patriot, headquartered in Pottstown, Pennsylvania, is a financial holding company operating principally in Pennsylvania with assets of $1.0 billion as of September 30, 2003. Through its principal subsidiaries, Patriot Bank and Patriot Advisors, Inc., Patriot provides a wide range of retail and commercial banking, wealth and investment management, employee benefit plan administration and other financial services at 20 locations throughout Montgomery, Berks, Lehigh, Northampton and Chester counties in Pennsylvania. Through its subsidiary, Patriot Bank, Patriot also operates a small-ticket commercial leasing company and a title company.

Patriot’s common stock is quoted on The NASDAQ National Market under the symbol “PBIX.”

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

Telephone: (717) 626-4721

Susquehanna, headquartered in Lititz, Pennsylvania, is a financial holding company operating in multiple states with assets of $5.9 billion as of September 30, 2003. It provides a wide range of retail and commercial banking and financial services through its subsidiaries at over 160 locations in the mid-Atlantic region. In addition to eight commercial banks, Susquehanna operates a trust and investment company, an asset management company, a property and casualty insurance brokerage company and a vehicle leasing company.

Susquehanna’s common stock is quoted on The NASDAQ National Market under the symbol “SUSQ.”

The Shareholders’ Meetings (see pages 26 through 29)

Patriot Shareholders

The Patriot special meeting of shareholders will be held at             , local time, on             , 2004 at [address]. At the Patriot special meeting, Patriot shareholders will be asked to approve the merger agreement.

Susquehanna Shareholders

The Susquehanna special meeting of shareholders will be held at             , local time, on             , 2004 at [address]. At the Susquehanna special meeting, Susquehanna shareholders will be asked to approve and adopt the merger agreement.

Record Date; Vote Required (See pages 26 through 27)

Patriot Shareholders

Patriot shareholders can vote at the Patriot special meeting if they owned Patriot common stock at the close of business on             , 2004. On that date, there were              shares of Patriot common stock outstanding and entitled to vote. Patriot shareholders can cast one vote for each share of Patriot common stock owned on that date. Approval and adoption of the merger agreement requires the affirmative vote of a majority of the votes cast by all Patriot shareholders entitled to vote on the proposal, where a quorum exists. A quorum will exist if a majority of the votes that all Patriot shareholders are entitled to cast on the merger proposal is present at the special meeting, either in person or by proxy.

Susquehanna Shareholders

Susquehanna shareholders can vote at the Susquehanna special meeting if they owned Susquehanna common stock at the close of business on             , 2004. On that date, there were              shares of Susquehanna common stock outstanding and entitled to vote. Susquehanna shareholders can cast one vote for each share of Susquehanna common stock owned on that date. Approval and adoption of the merger agreement requires the affirmative vote of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the proposal, where a quorum exists. A quorum will exist if a majority of the votes that all Susquehanna shareholders are entitled to cast on the merger proposal is present at the special meeting, either in person or by proxy.

The Merger (See pages 30 through 71)

A complete copy of the merger agreement is attached as Annex A to this document. Please carefully read the merger agreement. The merger agreement is the legal document that governs the merger.

What Patriot Shareholders will Receive in the Merger (See page 47)

Patriot shareholders will receive for their shares of Patriot common stock:

•	$30.00 in cash for each share of Patriot common stock; or

•	1.143 shares of Susquehanna common stock for each share of Patriot common stock; or

•	a combination of such cash and shares of Susquehanna common stock.

The aggregate amount of cash consideration to be paid to Patriot shareholders in the merger will be calculated as follows:

•	the aggregate amount of cash consideration available for Patriot shareholders will equal the product of $30.00 multiplied by 20% of the outstanding shares of Patriot common stock on the third trading day prior to the effective date of the merger (on a fully diluted basis, as defined in the merger agreement and described elsewhere in this document); and

•	this amount then will be reduced by the aggregate amount of cash to be paid by Susquehanna for cancellation of outstanding Patriot nonqualified stock options.

As of             , 2004, the aggregate cash amount to be paid by Susquehanna to Patriot shareholders was $            , including approximately $5.1 million to be paid for the cancellation of Patriot nonqualified stock options. Depending on the elections made by Patriot shareholders, and on the number of outstanding Patriot nonqualified stock options as of the effective date of the merger, certain Patriot shareholders who elect to receive cash consideration for all or a portion of their shares may receive shares of Susquehanna common stock, and certain Patriot shareholders who elect to receive shares of Susquehanna common stock for all of their shares may receive cash. Accordingly, there is no assurance that Patriot shareholders will receive the form of consideration that they elect with respect to any or all shares of Patriot common stock they own. Since the aggregate amount of cash consideration to be paid to Patriot shareholders is fixed, to the extent that Patriot shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Patriot shareholders based upon the allocation procedures set forth in the merger agreement. See “The Merger—Allocation” beginning on page 50 of this document.

In deciding how to vote, you should be aware that:

•	Patriot shareholders will not know at the time they vote the amount of per share cash consideration or stock consideration they will receive, regardless of the form of merger consideration they elect prior to the merger;

•	the value of shares of Susquehanna common stock to be received in exchange for each share of Patriot common stock may be more or less than $30.00 at the time of the merger; and

•	some Patriot shareholders may receive merger consideration with a total value higher than others depending on what election the shareholder chooses and the value of the shares of Susquehanna common stock as of the time of the merger.

The elections of Patriot shareholders regarding the merger consideration may be adjusted to ensure that the cash consideration to be paid to Patriot shareholders is fixed in the manner described above, and that the remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Susquehanna will not issue any fractional shares to Patriot shareholders. Instead, such shareholders will receive cash in lieu of a fractional share of Susquehanna common stock.

The exchange ratio for stock consideration in the merger is fixed at 1.143 shares of Susquehanna common stock per share of Patriot common stock. If the market price of Susquehanna common stock immediately prior to the merger is above or below $26.25, Patriot shareholders who receive shares of Susquehanna common stock in exchange for their shares of Patriot common stock may receive consideration having a value above or below $30.00.

On January     , 2004, the closing price of Susquehanna common stock as reported on The NASDAQ National Market was $            . As a result, the value of Susquehanna common stock received by Patriot shareholders in exchange per share of Patriot common stock on January     , 2004 would be $            .

The following table illustrates possible variations in the value of shares of Susquehanna common stock to be received by Patriot shareholders in exchange for each share of Patriot common stock, based on a range of market prices of Susquehanna common stock.

Market Value of Susquehanna Common Stock(1)	Value of Susquehanna Common Stock Received in Exchange Per Share of Patriot Common Stock
$35.00	$40.00
$34.00	$38.86
$33.00	$37.72
$32.00	$36.58
$31.00	$35.43
$30.00	$34.29
$29.00	$33.15
$28.00	$32.00
$27.00	$30.86
$26.25	$30.00
$26.00	$29.72
$25.00	$28.58
$24.00	$27.43
$23.00	$26.29
$22.00	$25.15
$21.00	$24.00
$20.00(2)	$22.86
$19.00	$21.72
$18.00	$20.57
$17.00	$19.43
$16.00	$18.29
$15.00	$17.15

(1)	Based on assumed closing price of Susquehanna common stock as reported on The NASDAQ National Market as of the date of exchange of merger consideration.
(2)	Patriot may terminate the merger agreement, without the consent of Susquehanna, if the trailing 20-day average closing stock price of Susquehanna prior to the merger is less than $20.32 and certain other conditions are met. See “The Merger-Termination of the Merger Agreement.”

Ownership of Susquehanna After the Merger

Upon completion of the merger, Susquehanna shareholders will own approximately 83.3% of the combined company and Patriot shareholders will own approximately 16.7% of the combined company.

Election of Cash and/or Stock Consideration (See pages 48 through 50)

Patriot shareholders may elect to receive cash, shares of Susquehanna common stock or a combination of cash and Susquehanna common stock in exchange for their shares of Patriot common stock. As described above and elsewhere in this document, however, Patriot shareholders cannot be certain of receiving the form of consideration that they elect with respect to all of their shares of Patriot common stock.

Approximately one month prior to the anticipated time of completion of the merger or, as permitted by the merger agreement, at such other time as may be mutually agreed to by Susquehanna and Patriot, Patriot shareholders will receive a form of election and other transmittal materials with instructions for making their election as to the form of consideration they prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger – Election Procedure” beginning on page 48 of this document. If Patriot shareholders do not make an election by the election deadline, they will be deemed to have made an election to receive Susquehanna common stock to the extent there is an oversubscription of the available pool of cash consideration, and be deemed to have made an election to receive cash to the extent there is an oversubscription of the available pool of stock consideration, each subject to the allocation procedures described in this document. See “The Merger – Allocation” beginning on page 50 of this document.

Patriot Stock Options and Restricted Share Awards (See pages 55 through 56)

All unvested options and restricted share awards granted under Patriot’s equity compensation plans will vest immediately upon the merger. In addition, when we complete the merger, outstanding stock options to purchase Patriot common stock, and restricted share awards, granted under Patriot’s equity compensation plans will be treated as follows:

Incentive Stock Options. Susquehanna will assume each unexercised incentive stock option that is outstanding as of the effective date of the merger.

Any incentive stock options to be assumed will continue to have, and be subject to, the same terms and conditions of such options immediately prior to the merger, except that such options will be exercisable for shares of Susquehanna common stock. Upon conversion of the Patriot incentive stock options to incentive stock options to purchase shares of Susquehanna common stock, (i) the number of shares issuable upon exercise of the option will be automatically adjusted to equal the number of shares of Patriot common stock for which the option was originally exercisable multiplied by the exchange ratio of 1.143, rounded down to the nearest whole share, and (ii) the exercise price per share will be automatically adjusted to equal the quotient determined by dividing the exercise price per share of Patriot common stock for which the option was originally exercisable, by the exchange ratio of 1.143, rounded up to the nearest whole cent.

Nonqualified Stock Options. Each unexercised nonqualified stock option will be cancelled upon the effective date of the merger. Holders of nonqualified stock options will be entitled to receive cash per share underlying such option equal to the excess of $30.00 over the exercise price per share of such option, less any applicable withholding taxes.

Restricted Share Awards. Each outstanding restricted share will vest immediately upon the merger, and will be converted into 1.143 shares of Susquehanna common stock.

Equity Compensation Plans. Each Patriot equity compensation plan pursuant to which incentive stock options were outstanding as of the effective date of the merger will be assumed by Susquehanna. Susquehanna does not intend, however, to grant any new options or awards under these plans after the merger.

Our Recommendations to Shareholders Regarding the Merger (See pages 32 through 34)

Patriot Shareholders. The board of directors of Patriot believes that the merger is fair to, and in the best interests of, Patriot and unanimously recommends that Patriot shareholders vote “FOR” the approval and adoption of the merger agreement.

Susquehanna Shareholders. The Susquehanna board of directors believes that the merger is fair to, and in the best interests of, Susquehanna and unanimously recommends that Susquehanna shareholders vote “FOR” the approval and adoption of the merger agreement.

Opinion of Patriot’s Financial Advisor (See pages 34 through 40)

In deciding to approve the merger agreement, the board of directors of Patriot considered the oral opinion of Janney Montgomery Scott LLC regarding the fairness, from a financial point of view, of the consideration to be received by the shareholders of Patriot under the merger agreement. Janney Montgomery Scott LLC has confirmed its oral opinion in writing. The opinion contains important qualifications and a description of assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken by Janney Montgomery Scott LLC. We have attached this opinion, dated             , 2004, as Annex B to this document. The opinion of Janney Montgomery Scott LLC is not a recommendation to any Patriot shareholder as to how to vote on the proposed merger agreement. Patriot shareholders should read the Janney Montgomery Scott LLC opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken.

Opinion of Susquehanna’s Financial Advisor (See pages 40 through 46)

In deciding to approve the merger agreement, the board of directors of Susquehanna considered the oral opinion of Keefe, Bruyette & Woods, Inc. as to the fairness to Susquehanna, from a financial point of view, of the consideration to be paid in the merger. Keefe, Bruyette & Woods, Inc. has confirmed its oral opinion in writing. The opinion contains important qualifications and a description of assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken by Keefe, Bruyette & Woods, Inc. We have attached this opinion, dated December 10, 2003, as Annex C to this document. The opinion of Keefe, Bruyette & Woods, Inc. is not a recommendation to any Susquehanna shareholder as to any matters relating to the merger. Susquehanna shareholders should read the Keefe, Bruyette & Woods, Inc. opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken.

Conditions to Completion of the Merger (See pages 61 through 62)

Completion of the merger is subject to a number of conditions, including:

•	the approval of the merger agreement by Patriot and Susquehanna shareholders;

•	the receipt of regulatory consents and approvals that are necessary to permit completion of the merger; and

•	receipt by Patriot and Susquehanna of tax opinions from their respective counsel that the merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Certain conditions to the merger may be waived by Susquehanna or Patriot, as applicable.

We May Not Complete the Merger Without All Required Regulatory Approvals (See page 67)

The merger requires the consent of the Federal Reserve Board and the Pennsylvania Department of Banking. We will make filings and notifications for these purposes. We expect to obtain all necessary regulatory approvals, although we cannot be certain if or when we will obtain them.

Termination of the Merger Agreement (See pages 68 through 70)

The merger agreement contains customary termination provisions for a transaction of this type that may apply even if Patriot’s and Susquehanna’s shareholders have approved the merger. In addition, either of us can decide, without the consent of the other, to terminate the merger agreement if the merger is not completed by November 30, 2004.

Patriot may terminate the merger agreement, without the consent of Susquehanna, for the following reason, among others which are more fully described in this document:

•	the (i) trailing 20-day average closing stock price of Susquehanna prior to the merger is less than $20.32 and (ii) Susquehanna’s stock price has underperformed The NASDAQ Bank Index by 20% or more since December 10, 2003. This is subject to Susquehanna’s right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See “The Merger-Termination of the Merger Agreement.”

Susquehanna may terminate the merger agreement, without the consent of Patriot, for the following reason, among others which are more fully described in this document:

•	if the Patriot board of directors withdraws or modifies in a manner adverse to Susquehanna its recommendation to its shareholders in order to accept a proposal or offer for a competing business combination between Patriot and a third party that is financially superior to the merger with Susquehanna.

Termination Fee (See page 70)

Patriot must pay Susquehanna an $8.5 million termination fee if the merger agreement terminates as a result of any of the events described in detail on page 70 herein, and generally relating to the following:

•	Patriot’s (i) initiation, facilitation, approval or recommendation of an acquisition proposal from a third party, (ii) execution of a letter of intent or similar agreement relating to an acquisition proposal, or (iii) failure to recommend to its shareholders approval of the merger with Susquehanna; or

•	Patriot receives an acquisition proposal from a third party prior to termination of the merger agreement for failure to consummate the merger by November 30, 2004, and any of the following events occurs within twelve months following such termination:

•	Patriot merges with a third party;

•	a third party directly or indirectly acquires more than 50% of the total assets or outstanding common stock of Patriot; or

•	Patriot institutes a plan of liquidation, recapitalization or share repurchase relating to more than 50% of its outstanding common stock or pays an extraordinary dividend relating to more than 50% of its outstanding common stock.

Material Federal Income Tax Consequences (See pages 51 through 54)

In general, for United States federal income tax purposes, if Patriot shareholders exchange their shares of Patriot common stock solely for cash in the merger, they will recognize gain or loss in an amount equal to the difference between the cash received and their adjusted tax basis in their Patriot common stock. If Patriot shareholders receive solely Susquehanna common stock in exchange for their shares of Patriot common stock, they generally will not recognize any gain or loss for United States federal income tax purposes. However, Patriot shareholders will have to recognize a gain in connection with cash received in lieu of fractional shares of Susquehanna common stock. If Patriot shareholders receive a combination of cash and Susquehanna common stock in the merger, they generally will not recognize loss but will recognize gain, if any, on the shares exchanged to the extent of any cash received. This tax treatment may not apply to all Patriot shareholders.

Each of Susquehanna’s and Patriot’s obligations to complete the merger is conditioned on the receipt of a legal opinion about the federal income tax treatment of the merger. This opinion will not bind the Internal Revenue Service, which could take a different view. Patriot shareholders should consult their own tax advisor for a full understanding of the tax consequences to them of the merger.

Purchase Method Accounting of the Merger (See page 71)

The merger will be accounted for under the purchase method of accounting, as such term is defined under the accounting principles generally accepted in the United States of America.

Interests of Patriot Officers and Directors in the Merger that are Different Than or in Addition to Their Interests as Patriot Shareholders (See pages 56 through 60)

In addition to their interests as Patriot shareholders, the directors and executive officers of Patriot may have interests in the merger that are different from or in addition to interests of other Patriot shareholders. These interests relate to or arise from, among other things:

•	the continued indemnification of current directors and officers of Patriot and its subsidiaries pursuant to the terms of the merger agreement and providing these individuals with director’s and officer’s liability insurance;

•	the retention of certain directors of Patriot as directors of Susquehanna, and certain directors of Patriot Bank as directors of Equity Bank, and the receipt of compensation for their service as directors;

•	the conversion of incentive stock options held by directors and officers of Patriot into incentive stock options to purchase shares of Susquehanna common stock, and the acceleration of vesting of such stock options;

•	the acceleration of vesting of restricted share awards;

•	the cash out of nonqualified stock options held by directors and officers of Patriot;

•	the potential receipt of substantial severance payments under employment agreements with certain officers of Patriot if their employment is terminated following completion of the merger;

•	full vesting of benefits under supplemental retirement and death benefit agreements; and

•	the assumption of obligations under current employment agreements with certain Patriot officers, the execution of a new employment agreement with Richard A. Elko, Patriot’s current President and Chief Executive Officer, and the execution of a termination and release with Richard A. Elko of his employment agreements with Patriot and Patriot Bank in exchange for certain payments, each effective upon the merger.

Patriot’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement. For information concerning the dollar amounts associated with these interests, please see the discussion on pages 56 – 60 under the caption “The Merger—Interests of Certain Persons in the Merger.” Certain officers of Patriot are expected to be appointed as officers of Equity Bank upon completion of the merger and receipt of all required approvals. As employees of these surviving entities, they will be eligible for certain employee benefits as discussed on pages 54 – 55 under the caption “The Merger—Employee Benefit Plans.”

As of the record date, the directors and executive officers of Patriot and their affiliates owned and were entitled to vote              shares of Patriot common stock, which represents approximately         % of the outstanding shares of Patriot common stock. As of the record date, the directors and executive officers of Susquehanna and their affiliates owned and were entitled to vote              shares of Susquehanna common stock, which represents approximately         % of the outstanding shares of Susquehanna common stock. Each of the directors and executive officers of Patriot and Susquehanna and their known affiliates has indicated to us that they intend to vote “FOR” approval of the merger agreement. As of the record date, neither Susquehanna nor any of its directors or executive officers or their affiliates held any shares of Patriot common stock, and neither Patriot nor any of its directors or executive officers or their affiliates held any shares of Susquehanna common stock.

No Dissenters Rights (See page 71)

Patriot shareholders do not have dissenters rights in connection with the merger.

Effect of the Merger on Rights of Patriot Shareholders (See pages 85 through 89).

The rights of Patriot shareholders are governed by Pennsylvania law, as well as Patriot’s articles of incorporation and bylaws. After completion of the merger, the rights of the former Patriot shareholders who receive Susquehanna common stock in the merger also will be governed by Pennsylvania law, as well as Susquehanna’s articles of incorporation and bylaws. Although Susquehanna’s articles of incorporation and bylaws are similar in many ways to Patriot’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Patriot shareholders. A description of some of these important differences is discussed on pages 80 through 84 under the caption “Selected Provisions of the Articles of Incorporation of Susquehanna,” and pages 85 through 89 under the caption “Comparison of Shareholders’ Rights.”

Proposed 144A Offering by Susquehanna ( See page 71)

During the first quarter of 2004, Susquehanna anticipates offering approximately $50.0 million in subordinated notes in a private placement in accordance with Rule 144A of the Securities Act. The exact terms of the subordinated notes will not be determined until shortly before the offering is to be consummated. The net proceeds from the offering will be used to pay the cash consideration in connection with the merger. Any remaining proceeds from the offering would be used for general corporate purposes. This document does not constitute an offer of any such debt securities for sale.

Where You Can Find More Information (See pages 93 through 94)

If you would like more information about Susquehanna or Patriot, you should refer to documents filed by us with the Securities and Exchange Commission (SEC). We have identified these documents and instructions on how you can obtain copies of these documents beginning on page 93 under the section entitled “Where You Can Find More Information”.

HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA

Selected Historical Consolidated Financial and Operating Data of Susquehanna Bancshares, Inc

The following selected financial information for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998 is derived from audited consolidated financial statements of Susquehanna Bancshares, Inc. The financial information as of and for the nine months ended September 30, 2003 and 2002 is derived from unaudited consolidated financial statements. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results of operations for the full year or any other interim period. Susquehanna’s management prepared the unaudited information on the same basis as it prepared Susquehanna’s audited consolidated financial statements. In the opinion of Susquehanna’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Susquehanna’s consolidated financial statements and related notes included in Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2002, and Susquehanna’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, which are incorporated by reference herein and from which this information is derived. Please see “Where You Can Find More Information” on page 93.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(dollars in thousands except per share data)
Balance Sheet Data:
Assets	$5,853,412	$5,425,618	$5,544,647	$5,088,954	$4,792,856	$4,804,997	$4,589,287
Loans and leases, net of unearned income	4,147,957	3,756,659	3,830,953	3,519,498	3,433,610	3,469,661	3,248,818
Investment securities	1,022,531	1,085,816	1,126,407	1,021,091	898,604	912,048	951,744
Deposits	3,972,718	3,765,090	3,831,315	3,484,331	3,249,013	3,180,520	3,216,879
Borrowings	1,160,137	984,919	1,021,194	1,016,845	1,030,812	1,157,025	915,676
Shareholders’ equity	541,209	528,058	533,855	493,536	453,437	415,022	412,587

Income Statement Data:
Net interest income	139,119	139,371	187,240	172,244	164,952	161,560	159,349
Provision for loan and lease losses	7,545	7,079	10,664	7,310	3,726	11,203	5,780
Noninterest income	79,095	70,485	94,150	84,166	74,010	53,459	39,106
Noninterest expense	141,585	135,945	181,663	167,763	155,581	141,788	124,014
Income before taxes	69,084	66,832	89,063	81,337	79,655	62,028	68,661
Net income	48,359	46,314	61,721	55,716	54,962	43,523	46,804
Diluted earnings per share	1.21	1.16	1.55	1.41	1.40	1.10	1.18

Earnings Performance Ratios(1):
Return on average total assets	1.14%	1.19%	1.17%	1.14%	1.15%	0.94%	1.06%
Return on average shareholders’ equity	12.03	12.17	12.02	11.78	13.01	10.45	11.75
Net interest margin	3.66	3.98	3.96	3.91	3.83	3.82	3.98

Asset Quality Ratios(1):
Net loans and leases charged off to average loans and leases	0.20%	0.19%	0.23%	0.21%	0.23%	0.18%	0.18%
Non-performing assets to period-end loans and leases and other real estate owned	0.67	0.58	0.56	0.55	0.60	0.79	0.81
Allowance for loan and lease losses to non-performing loans and leases	163	211	218	243	225	195	182
Allowance for loan and lease losses to total loans and leases	1.00	1.05	1.04	1.07	1.08	1.28	1.21

Capital Ratios:
Average shareholders’ equity to average assets	9.48%	9.76%	9.73%	9.72%	8.85%	8.95%	9.05%
Leverage ratio	8.36	8.56	8.60	8.68	8.82	9.11	8.83
Tier 1 risk-based capital ratio	9.50	10.60	10.29	10.81	11.18	12.70	12.24
Total risk-based capital ratio	12.00	11.89	13.13	12.53	13.28	15.56	15.28

(1)	Returns, net interest margin and charge-off data for the nine-month periods ended September 30, 2003 and 2002 are annualized.

Selected Historical Consolidated Financial and Operating Data

of Patriot Bank Corp

The following selected financial information for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998 is derived from audited consolidated financial statements of Patriot Bank Corp. The financial information as of and for the nine months ended September 30, 2003 and 2002 is derived from unaudited consolidated financial statements. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results of operations for the full year or any other interim period. Patriot management prepared the unaudited information on the same basis as it prepared Patriot’s audited consolidated financial statements. In the opinion of Patriot’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with Patriot’s consolidated financial statements and related notes included in Patriot’s Annual Report on Form 10-K for the year ended December 31, 2002, and Patriot’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, which are incorporated by reference herein and from which this information is derived. Please see “Where You Can Find More Information” on page 93.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(dollars in thousands except per share data)
Balance Sheet Data:
Assets	$1,011,121	$986,979	$995,143	$1,010,070	$1,124,905	$1,129,443	$980,761
Loans and leases, net of unearned income	604,412	642,318	622,531	655,791	665,043	633,032	514,656
Investment securities	334,627	279,453	315,868	291,249	387,378	435,381	416,019
Deposits	623,988	533,166	519,120	533,863	649,958	502,002	377,796
Borrowings	316,225	377,910	402,883	405,179	416,837	568,795	549,321
Shareholders’ equity	63,471	66,663	65,945	61,706	51,800	49,768	42,260

Income Statement Data:
Net interest income	$22,919	$21,663	$29,256	$23,641	$22,672	$24,034	$16,871
Provision for loan and lease losses	2,900	2,875	4,075	2,000	1,125	1,200	1,200
Noninterest income	8,828	5,449	7,241	7,892	7,124	5,945	3,873
Noninterest expense	20,949	16,721	22,664	20,768	26,844	26,402	14,267
Income before taxes and cumulative effect of a change in accounting principle	7,898	7,516	9,758	8,765	1,827	2,377	5,277
Net income(1)	6,389	5,832	7,698	6,099	2,009	2,200	4,055
Diluted earnings per share	0.95	0.85	1.26	1.02	0.34	0.37	0.78

Earnings Performance Ratios(2):
Return on average total assets	0.86%	0.77%	0.77%	0.58%	0.17%	0.20%	0.45%
Return on average shareholders’ equity	12.79	12.30	12.05	10.52	3.94	4.00	8.72
Net interest margin	3.60	3.29	3.35	2.50	2.25	2.44	2.01

Asset Quality Ratios(2):
Net loans and leases charged off to average loans and leases	0.67%	0.51%	0.53%	0.25%	0.21%	0.17%	0.11%
Non-performing assets to period-end loans and leases and other real estate owned	0.77	0.92	0.81	0.76	0.59	0.27	0.22
Allowance for loan and lease losses to non- performing loans and leases	170	125	110	116	150	399	382
Allowance for loan and lease losses to total loans and leases	1.13	1.03	1.11	0.95	0.88	0.96	0.79

Capital Ratios:
Average shareholders’ equity to average assets	6.71%	6.32%	6.41%	5.48%	4.41%	5.01%	5.16%
Leverage ratio	7.18	7.25	7.33	6.45	5.48	5.45	5.37
Tier 1 risk-based capital ratio	10.70	11.25	11.23	10.49	9.45	9.39	10.00
Total risk-based capital ratio	11.74	12.63	12.61	11.54	10.41	10.46	12.46

(1)	In 2000, non-recurring after-tax charges of $3,224 were recorded including $1,453 in connection with restructuring of operations, $986 of expenses incurred by the restructured operations and $785 in connection with the resignation of Patriot’s former President and CEO. In 1999, a non-recurring after-tax charge of $3,349 was recorded in connection with an Internet initiative.
(2)	Returns, net interest margin and charge-off data for the nine-month periods ended September 30, 2003 and 2002 are annualized.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following table shows information about our financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma financial information in this document. The table sets forth the information as if the merger had become effective on September 30, 2003, with respect to financial condition data, and on January 1, 2002, with respect to results of operations data. This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined companies’ results of operations. The pro forma financial information includes adjustments to record the assets and liabilities of Patriot at their estimated fair values and is subject to further adjustment as additional information becomes available and as additional analyses are performed. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Susquehanna and Patriot and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page 93. The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

	Nine Months Ended September 30, 2003	Twelve Months Ended December 31, 2002
	(dollars in thousands except per share data)
Balance Sheet Data (1):
Assets	$7,050,729	n/m
Loans and leases, net of unearned income	4,768,881	n/m
Investment securities	1,357,158	n/m
Deposits	4,599,724	n/m
Borrowings	1,549,398	n/m
Shareholders’ equity	710,574	n/m

Income Statement Data:
Net interest income	$161,179	$215,351
Provision for loan and lease losses	10,445	14,739
Noninterest income	87,923	101,391
Noninterest expense	163,354	205,420
Income before taxes	75,303	96,583
Net income	53,657	67,964
Diluted earnings per share	1.16	1.50

Earnings Performance Ratios(1)(2):
Return on average total assets	1.05%	1.05%
Return on average shareholders’ equity	10.11%	9.95%
Net interest margin	3.54%	3.74%

Asset Quality Ratios(1)(2):
Net loans and leases charged off to average loans and leases	0.26%	n/m
Non-performing assets to period-end loans and leases and other real estate owned	0.68%	n/m
Allowance for loan and lease losses to non-performing loans and leases	163%	n/m
Allowance for loan and lease losses to total loans and leases	1.01%	n/m

Capital Ratios(1):
Average shareholders’ equity to average assets	10.36%	n/m
Leverage ratio	7.31%	n/m
Tier 1 risk-based capital ratio	8.50%	n/m
Total risk-based capital ratio	11.67%	n/m

(1)	Balance sheet data and capital ratios as of December 31, 2002 are not meaningful (n/m) as purchase accounting adjustments were calculated as of September 30, 2003.
(2)	Returns, net interest margin and charge-off data for the nine-month period ended September 30, 2003 are annualized.

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical, pro forma combined and Patriot equivalent pro forma combined per share data. The pro forma data gives effect to the merger and is derived from the Susquehanna unaudited pro forma combined condensed financial statements included in this document. Please see the section of this document titled “Unaudited Pro Forma Combined Condensed Financial Statements” for a full description of the pro forma basis of presentation.

This data should be read together with the selected historical financial data of Patriot and Susquehanna and the Susquehanna unaudited pro forma combined condensed financial statements, included in this document. This data should also be read together with Patriot’s and Susquehanna’s separate historical financial statements and notes thereto, incorporated by reference in this document. See “Where You Can Find More Information” on page 93. The per share data is not necessarily indicative of the operating results that Susquehanna would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations.

	As of/For the Nine Months Ended September 30, 2003	As of/For the Fiscal Year Ended December 31, 2002
Earnings Per Common Share
Basic
Susquehanna historical	$1.22	$1.56
Patriot historical	1.01	1.29
Pro forma combined	1.18	1.51
Equivalent pro forma for one share of Patriot common stock(1)	1.35	1.73
Diluted
Susquehanna historical	$1.21	$1.55
Patriot historical	0.95	1.26
Pro forma combined	1.16	1.50
Equivalent pro forma for one share of Patriot common stock(1)	1.33	1.71
Cash Dividends Declared Per Common Share(2)
Susquehanna historical	$0.64	$0.81
Patriot historical	0.36	0.41
Pro forma combined	0.64	0.81
Equivalent pro forma for one share of Patriot common stock(1)	0.73	0.93
Book Value Per Common Share(3)
Susquehanna historical	$13.59	$13.47
Patriot historical	10.08	10.38
Pro forma combined	15.35	n/m
Equivalent pro forma for one share of Patriot common stock(1)	17.55	n/m

(1)	The Patriot equivalent pro forma information shows the effect of the merger from the perspective of an owner of Patriot common stock. We calculated the Patriot equivalent information by multiplying the Susquehanna and Patriot combined pro forma per share amounts by an assumed exchange ratio of 1.143 and after giving effect to the pro forma adjustments. Please note that your actual per share equivalent will be reduced by the percentage of cash you elect to receive. See “Unaudited Pro Forma Combined Condensed Financial Information” and “The Merger—Allocation.”
(2)	Susquehanna and Patriot have historically paid quarterly dividends, and Susquehanna expects to continue to declare dividends in accordance with historical practice.
(3)	Pro forma book value per common share as of December 31, 2002 is not meaningful (n/m) as purchase accounting adjustments were calculated as of September 30, 2003.

RISK FACTORS

In considering whether to vote in favor of the proposal to approve the merger agreement, you should consider all of the information included in this document and its annexes and all of the information included in the documents we have incorporated by reference. In particular, you should consider the following risk factors.

Risks Relating to Patriot and Susquehanna Shareholders in connection with the Merger

Some Patriot shareholders may not receive the form of merger consideration that they elect.

The aggregate amount of cash consideration to be paid in the merger will equal the product of $30.00 multiplied by 20% of the outstanding shares of Patriot common stock on the third trading day prior to the merger (on a fully diluted basis, as defined in the merger agreement and described elsewhere in this document), reduced by the cash amount to be paid by Susquehanna for cancellation of Patriot nonqualified stock options. See “The Merger—Merger Consideration”. As of             , 2004, the aggregate cash amount to be paid by Susquehanna was $             million, including approximately $5.1 million for the cancellation of Patriot nonqualified stock options. The remaining merger consideration available for Patriot shareholders will be issued as shares of Susquehanna common stock. Depending on the elections made by all Patriot shareholders, certain Patriot shareholders who elect to receive shares of Susquehanna common stock may receive cash consideration for all or a portion of their shares of Patriot common stock. Alternatively, certain Patriot shareholders who elect to receive cash consideration may receive shares of Susquehanna common stock for all or a portion of their shares of Patriot common stock.

In the event that Patriot shareholders oversubscribe for the available pool of cash or shares of Susquehanna common stock, either those Patriot shareholders electing to receive cash or those electing to receive Susquehanna common stock will have the consideration of the type they selected reduced on a pro rata basis and will receive all or a portion of their consideration in the form that they did not elect to receive. The pro rata allocation process will be administered by the exchange agent in a manner mutually agreed upon by Patriot and Susquehanna. Accordingly, at the time Patriot shareholders vote on the proposal to approve the merger agreement, they will not know the form of merger consideration that they will receive, regardless of their election prior to the merger. In addition, to the extent that Patriot shareholders receive all or a portion of the merger consideration in a form that they did not elect, they also will not know the tax consequences that will result upon the exchange of their shares of Patriot common stock. See “The Merger—Material Federal Income Tax Consequences.”

Because the market price of Susquehanna common stock may fluctuate, Patriot shareholders cannot be sure of the market value of the Susquehanna common stock that they will receive in the merger.

Under the terms of the merger agreement, and subject to certain exceptions as described elsewhere in this document, the exchange ratio for the stock consideration to be issued in connection with the merger is fixed at 1.143 shares of Susquehanna common stock for each share of Patriot common stock. The closing price of Susquehanna common stock as reported on The NASDAQ National Market was $25.40 on December 10, 2003, the date immediately preceding the day on which the merger was publicly announced. As of             , 2004, the closing price of Susquehanna common stock as reported on The NASDAQ National Market was $            . The market price of Susquehanna common stock may vary from these prices, and may also vary from the price on the date that this document is mailed to Patriot and Susquehanna shareholders or on the date of the respective special meetings of shareholders of Patriot and Susquehanna. The market price of Susquehanna common stock may change as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Susquehanna. As a result of the fixed 1.143 exchange ratio, the market value of shares of Susquehanna common stock that a Patriot shareholder receives in the merger will decline correspondingly with declines in the market price of Susquehanna common stock prior to and as of the date merger consideration is exchanged.

There can be no assurance that the value of the Susquehanna common stock that Patriot shareholders receive in the merger will be substantially equivalent to the cash merger consideration of $30.00 per share, or that it will be substantially equivalent to the market price of Susquehanna common stock at the time Patriot shareholders vote to approve the merger agreement.

The market price of Susquehanna common stock may be affected by factors different from those affecting Patriot common stock.

As of January 21, 2004, Patriot shareholders will own approximately 16.7% of the combined company upon completion of the merger. Some of Susquehanna’s current businesses and markets differ from those of Patriot and, accordingly, the results of operations of Susquehanna after the merger may be affected by factors different from those currently affecting the results of operations of Patriot. For a discussion of the businesses of Susquehanna and Patriot and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” on page 93.

Some of the conditions to closing of the merger may result in delay or prevent completion of the merger, which may adversely affect the value of our companies’ securities.

Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including consents and approvals required by the Federal Deposit and Insurance Corporation, or FDIC, and the Pennsylvania Department of Banking. Failure to obtain these consents would prevent consummation of the merger. Even if the approvals are obtained, the effort involved may delay consummation of the merger. Governmental authorities may also impose conditions in connection with the merger that may adversely affect the combined company’s operations after the merger. Any of these events could have a negative impact on the value of Susquehanna and Patriot securities.

Upon completion of the merger, Patriot shareholders will become shareholders of a combined company that is controlled principally by current Susquehanna management and members of the Susquehanna board of directors.

Senior management of Susquehanna will dominate the management team of the combined company. The chairman, president and chief executive officer, the executive vice president and chief operating officer and the executive vice president and chief financial officer of the combined company will be the current senior management of Susquehanna in those positions. The initial board of directors of the combined company will include 16 members, 14 of which are current members of the Susquehanna board of directors.

If Susquehanna is unable to obtain financing in order to pay the cash portion of the merger consideration, it would cause a substantial reduction in Susquehanna’s cash flows and may put Susquehanna at a competitive disadvantage.

Susquehanna intends to effect an offering of approximately $50.0 million of subordinated notes during the first quarter of 2004 in order to finance the cash portion of the merger consideration to be paid to Patriot shareholders in connection with the merger. As of September 30, 2003, Susquehanna’s available cash was approximately $100.0 million. Susquehanna’s proposed offering of subordinated notes will be subject to market and other customary conditions, including, but not limited to, general global and U.S. economic conditions, the market for similar securities, and delivery of customary documents, officer certifications and representations prior to, or at the time of, the closing of the notes offering. There can be no assurance that Susquehanna will be able to complete the notes offering on commercially reasonable terms or at all. While the completion of such a debt offering is not a condition to completion of the merger, if Susquehanna were unable to effect the offering or to obtain financing from other sources, it would be required to use a substantial portion of its cash flow from operations to pay the cash portion of the merger consideration, which would significantly reduce Susquehanna’s available cash for operation or payment of dividends to its shareholders. A significant reduction in Susquehanna’s available cash for operation also may have the following adverse effects:

•	place Susquehanna at a competitive disadvantage compared to its competitors that have greater available cash flows from operations;

•	make Susquehanna more vulnerable to economic and industry downturns and reduce its flexibility in responding to changing business and economic conditions; or

•	limit Susquehanna’s ability to borrow funds for operations or to finance acquisitions in the future.

Risks Relating to Combined Operations following the Merger

We may fail to realize the cost savings we estimate for the merger.

The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of Susquehanna and Patriot. Susquehanna’s management estimated at the time the proposed merger was announced that it expects to achieve total cost savings of approximately 25.6% of Patriot’s estimated 2004 non-interest expense, or approximately $7.3 million, through the reduction of administrative and operational redundancies. While Susquehanna and Patriot continue to believe these cost savings estimates are achievable as of the date of this document, it is possible that the potential cost savings could turn out to be more difficult to achieve than originally anticipated. The cost savings estimates also depend on the ability to combine the businesses of Susquehanna and Patriot in a manner that permits those cost savings to be realized. If the estimates of Susquehanna and Patriot turn out to be incorrect or Susquehanna and Patriot are not able to combine successfully their two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining our two companies may be more difficult, costly or time-consuming than we expect, or could result in the loss of customers.

Susquehanna and Patriot have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks. Although Susquehanna expects that a majority of the customers of Patriot Bank will continue to have their accounts with Equity Bank following the bank merger, to the extent that Susquehanna consolidates any of its branches in the future, some customers’ accounts may be transferred, in accordance with applicable notice and consent requirements, to a Susquehanna affiliate bank serving the market area where the customer is located. There can be no assurance that customers will readily accept changes to their banking arrangements after the merger.

Geographic concentration in one market may unfavorably impact our combined operations.

The operations of Patriot are concentrated in Pennsylvania and the operations of Susquehanna are heavily concentrated in the mid-Atlantic region, including Pennsylvania. As a result of this geographic concentration, Patriot’s and Susquehanna’s results, as a combined operating company, depend largely on economic conditions in these and surrounding areas. A deterioration in economic conditions in this market could:

•	increase loan delinquencies;

•	increase problem assets and foreclosures;

•	increase claims and lawsuits;

•	decrease the demand for our products and services; and

•	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with nonperforming loans and collateral coverage.

Risks Relating to Susquehanna’s Business

Susquehanna may not be able to continue to grow its business, which may adversely impact its results of operations.

Susquehanna’s total assets have grown from approximately $3.5 billion at December 31, 1997, prior to restatements for pooling of interests, to approximately $5.9 billion at September 30, 2003. Susquehanna’s business strategy calls for continued expansion. The ability of Susquehanna to continue to grow depends, in part, upon its ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities and acquire other bank and non-bank entities. In the event that Susquehanna does not continue to grow, its results of operations could be adversely impacted.

The ability of Susquehanna to grow successfully will depend on whether it can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond Susquehanna’s control, such as national and regional economic conditions and interest rate trends. If Susquehanna is unable to control costs and maintain asset quality, such growth could adversely impact its earnings and financial condition.

Loss of certain of Susquehanna’s key officers would adversely affect its business.

Susquehanna’s future operating results are substantially dependent on the continued service of William J. Reuter, its Chairman, President and Chief Executive Officer, Gregory A. Duncan, its Executive Vice President and Chief Operating Officer and Drew K. Hostetter, its Executive Vice President and Chief Financial Officer. The loss of the services of Mr. Reuter, Mr. Duncan or Mr. Hostetter would have a negative impact on Susquehanna’s business because of their expertise and years of industry experience. In addition, the loss of the services of Mr. Reuter would have a negative impact on Susquehanna’s business because of his business development skills and community involvement. Susquehanna does not maintain key man life insurance on Mr. Reuter, Mr. Duncan or Mr. Hostetter.

Susquehanna’s exposure to credit risk, because it focuses on commercial lending, could adversely affect its earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans, including commercial real estate, are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Susquehanna’s consolidated commercial lending operations include commercial, financial and agricultural lending, real estate construction lending and commercial mortgage lending, which comprised 14%, 12% and 24% of its total loan portfolio, respectively, as of September 30, 2003. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be inadequately collateralized.

Susquehanna’s loan portfolio contains a significant number of commercial real estate, commercial and construction loans, and the deterioration of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact Susquehanna’s financial condition and results of operations.

If Susquehanna’s allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, its earnings would decrease.

In an attempt to mitigate any loan and lease losses that Susquehanna may incur, it maintains an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. However, Susquehanna cannot predict loan and lease losses with certainty and it cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed Susquehanna’s allowance, its earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review Susquehanna’s allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in Susquehanna’s allowance for loan and lease losses could reduce its earnings.

Changes in interest rates may adversely affect Susquehanna’s earnings and financial condition.

Susquehanna’s net income depends primarily upon its net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital. Due to declining interest rates, Susquehanna’s net interest margin decreased to 3.66% for the nine months ended September 30, 2003, compared to a net interest margin of 3.98% for the nine months ended September 30, 2002, and its net interest income decreased $0.3 million from $139.4 million to $139.1 million.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. Susquehanna expects that it will periodically experience “gaps” in the interest rate sensitivities of its assets and liabilities. That means either Susquehanna’s interest-bearing liabilities will be more sensitive to changes in market interest rates than its interest earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce Susquehanna’s net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce Susquehanna’s net interest income. Susquehanna is unable to predict changes in market interest rates, which are affected by many factors beyond its control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. As an asset sensitive financial institution (assets reprice faster than liabilities), further interest rate declines could continue to decrease Susquehanna’s net interest margin and net interest income.

Susquehanna attempts to manage risk from changes in market interest rates, in part, by controlling the mix of interest rate sensitive assets and interest rate sensitive liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect Susquehanna’s results of operations and financial performance.

Adverse economic and business conditions in Susquehanna’s market area may have an adverse effect on its earnings.

Substantially all of Susquehanna’s business is with customers located within Pennsylvania, Maryland and New Jersey. Generally, Susquehanna makes loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in Susquehanna’s market area could reduce its growth rate, affect its borrowers’ ability to repay their loans and, consequently, adversely affect its financial condition and performance. For example, a loss of market confidence in vehicle leasing paper and related residual values could have a negative effect on Susquehanna’s vehicle leasing subsidiary’s ability to fund future vehicle lease originations. If this should occur, Susquehanna’s vehicle leasing subsidiary’s revenues and earnings would be adversely affected. Additionally, Susquehanna is required to maintain vehicle liability coverage with regard to vehicle lease securitization transactions. Since vehicles are leased in New York, a vicarious liability state, the ability to maintain Susquehanna’s coverage or the premium cost could potentially have a negative impact on Susquehanna. Further, Susquehanna places substantial reliance on real estate as collateral for its loan portfolio. A sharp downturn in real estate values in Susquehanna’s market area could leave many of its loans inadequately collateralized. If Susquehanna is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, its earnings could be adversely affected.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect Susquehanna’s profitability.

Susquehanna’s banking subsidiaries face substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of Susquehanna’s competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Susquehanna’s net income by decreasing the number and size of loans that its banking subsidiaries originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, Susquehanna’s banking subsidiaries face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of Susquehanna’s competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than Susquehanna does, which could decrease the deposits that Susquehanna attracts or require Susquehanna to increase its rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Susquehanna’s ability to generate the funds necessary for lending operations. As a result, Susquehanna may need to seek other sources of funds that may be more expensive to obtain and could increase Susquehanna’s cost of funds.

Susquehanna’s banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of Susquehanna’s non-bank competitors are not subject to the same extensive regulations that govern its banking operations. As a result, such non-bank competitors may have advantages over Susquehanna’s banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit Susquehanna’s margins on banking and non-banking services, reduce its market share and adversely affect its earnings and financial condition.

Susquehanna continually encounters technological change, and may have fewer resources than many of its competitors to continue to invest in technological improvements, which could reduce its ability to effectively compete.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to providing better service to customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Susquehanna’s future success will depend, in part, upon its ability to address the needs of its customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in its operations. Some of Susquehanna’s competitors have substantially greater resources to invest in technological improvements. There can be no assurance that Susquehanna will be able to effectively implement new technology-driven products and services, which could reduce Susquehanna’s ability to effectively compete.

Government regulation significantly affects Susquehanna’s business.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As a financial holding company, Susquehanna is subject to regulation by the Board of Governors of the Federal Reserve System (Federal Reserve Board). Susquehanna’s eight bank subsidiaries, as of September 30, 2003, each have their own federal regulator (the FDIC or the Federal Reserve Board) and are also subject to regulation by the state banking departments of the state in which they are chartered. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth. In addition, Susquehanna has non-bank operating subsidiaries from which it derives income. Several of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations and regulatory practices affecting the financial services industry may limit the manner in which Susquehanna may conduct its business. Such changes may adversely affect Susquehanna, including its ability to offer new products and services, obtain financing, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on its business. As a public company, Susquehanna is also subject to the corporate governance standards set forth in the recently enacted Sarbanes-Oxley Act of 2002, as well as any applicable rules or regulations promulgated by the SEC or The NASDAQ Stock Market, Inc. Complying with these standards, rules and regulations may impose administrative costs and burdens on Susquehanna.

The Pennsylvania business corporation law and various anti-takeover provisions under Susquehanna’s articles of incorporation could impede the takeover of the company.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Susquehanna, even if the acquisition would be advantageous to shareholders. In addition, Susquehanna has various anti-takeover measures in place under its articles of incorporation, some of which are listed below under “Selected Provisions of the Articles of Incorporation of Susquehanna” and “Comparison of Shareholders’ Rights – Anti-Takeover Provisions.” Any one or more of these measures may impede the takeover of Susquehanna without the approval of its board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Susquehanna common stock.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference contain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, with respect to the merger and the financial condition, results of operations, future performance and business of Susquehanna, Patriot and the combined company after completion of the merger. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. You should understand that various factors, in addition to those discussed elsewhere in this document and in the documents referred to or incorporated by reference in this document, could affect the future results of the combined company following the merger and could cause results to differ materially from those expressed in these forward-looking statements, including:

•	whether the transactions contemplated by the merger agreement will be approved by shareholders of Susquehanna and Patriot and applicable federal, state and local regulatory authorities;

•	the ability to complete the merger within our anticipated time-frame, or at all;

•	the ability to complete the merger of Equity Bank and Patriot Bank within our anticipated time-frame, or at all;

•	Susquehanna’s ability to successfully integrate any assets, liabilities, customers, systems, employees and management personnel acquired into its operations in connection with the merger, and its ability to realize related revenue synergies and cost savings within the expected time frame, or at all;

•	adverse changes in Susquehanna’s or Patriot’s loan and lease portfolios and the resulting credit risk-related losses and expenses;

•	interest rate fluctuations which could increase Susquehanna’s or Patriot’s cost of funds or decrease our yield on earning assets and therefore reduce our net interest income;

•	continued levels of loan quality and origination volume;

•	the adequacy of loss reserves;

•	the loss of certain key officers, including the loss of officers of Patriot after the merger, which could adversely impact Susquehanna’s business and the combined company;

•	continued relationships with major customers;

•	Susquehanna’s inability to continue to grow its business, and the combined company’s business, internally and through acquisition and successful integration of bank and non-bank entities while controlling costs;

•	adverse national and regional economic and business conditions;

•	compliance with laws and regulatory requirements of federal and state agencies;

•	competition from other financial institutions in originating loans, attracting deposits, and providing various financial services that may affect our profitability;

•	the inability to hedge certain risks economically;

•	Susquehanna’s ability to effectively implement technology-driven products and services;

•	changes in consumer confidence, spending, and savings habits relative to the bank and non-bank financial services we provide;

•	Susquehanna’s ability to effect its proposed subordinated debt offering, or obtain other financing, in connection with funding the cash portion of the merger consideration; and

•	Susquehanna’s success in managing the risks involved in the foregoing.

Susquehanna and Patriot shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or, in the case of documents incorporated by reference, the dates of those documents.

All subsequent written and oral forward-looking statements attributable to Susquehanna or Patriot or any person acting on their behalf in connection with the solicitation of proxies or otherwise in connection with the proposed merger are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Susquehanna nor Patriot undertakes any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. We urge readers to carefully review and consider the various disclosures in Susquehanna’s and Patriot’s SEC filings, including, but not limited to, Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

THE SPECIAL SHAREHOLDERS’ MEETINGS

Patriot and Susquehanna will each hold a special meeting of its shareholders. Our boards of directors are providing you with this joint proxy statement/prospectus in order to solicit your proxy for use at the shareholders’ meetings. We mailed this document and accompanying form of proxy to you on or about             , 2004.

Times, Dates and Places

Patriot. Patriot will hold its special meeting of shareholders at             , local time, on             ,             , 2004, at [address]. Patriot may adjourn or postpone the special meeting to another date and/or place for proper purposes.

Susquehanna. Susquehanna will hold its special meeting of shareholders at             , local time, on             ,             , 2004 at [address]. Susquehanna may adjourn or postpone the annual meeting to another date and/or place for proper purposes.

Purpose of the Shareholders’ Meetings

Patriot Special Meeting. At the special meeting of Patriot shareholders (and any adjournment or postponement thereof), Patriot shareholders will:

•	consider and vote upon a proposal to approve and adopt the merger agreement; and

•	transact any other matters that may properly come before the special meeting.

Patriot might also ask the Patriot shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger.

Susquehanna Special Meeting. At the special meeting of Susquehanna shareholders (and any adjournment or postponement thereof), Susquehanna shareholders will:

•	consider and vote upon a proposal to approve and adopt the merger agreement; and

•	transact any other matters that may properly come before the special meeting.

Susquehanna might also ask the Susquehanna shareholders to vote upon a proposal to adjourn or postpone the special meeting for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger.

Record Date; Voting Rights; Votes Required for Approval

Patriot:

Record Date. Patriot’s board of directors has fixed the close of business on             , 2004, as the record date for the determination of the Patriot shareholders entitled to receive notice of and to vote at the special meeting.

Voting Rights. Only holders of record of shares of Patriot common stock on the Patriot record date are entitled to notice of and to vote at the Patriot special meeting. Each holder of record of Patriot common stock as of the Patriot record date is entitled to cast one vote for each share of Patriot common stock held on the Patriot record date with regard to the approval and adoption of the merger agreement and each other matter that may properly come before the Patriot special meeting.

Votes Required for Approval. With respect to the proposal to approve and adopt the merger agreement, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Patriot common stock entitled to vote on the proposal will constitute a quorum at the Patriot special meeting. Approval of the merger proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast by all Patriot shareholders voting on the proposal.

Susquehanna:

Record Date. Susquehanna’s board of directors has fixed the close of business on             , 2004, as the record date for the determination of the Susquehanna shareholders entitled to notice of and to vote at the special meeting.

Voting Rights. Only holders of record of shares of Susquehanna common stock on the Susquehanna record date are entitled to notice of and to vote at the Susquehanna special meeting. Each holder of record of Susquehanna common stock as of the Susquehanna record date is entitled to cast one vote for each share of Susquehanna common stock held on the Susquehanna record date with regard to the approval and adoption of the merger agreement and each other matter that may properly come before the Susquehanna special meeting.

Votes Required for Approval. With respect to the proposal to approve and adopt the merger agreement, the presence, in person or by proxy, of a majority of the outstanding shares of Susquehanna common stock entitled to vote on the proposal will constitute a quorum at the Susquehanna special meeting. Approval of the merger proposal requires the presence of a quorum and the affirmative vote of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the proposal.

Shares Beneficially Owned by Directors and Executive Officers

Patriot. As of             , 2004, directors and executive officers of Patriot beneficially owned             shares of Patriot common stock, or approximately             % of the Patriot common stock outstanding as of such date, including options exercisable within 60 days of such date.

Susquehanna. As of             , 2004, directors and executive officers of Susquehanna beneficially owned              shares of Susquehanna common stock, or approximately             % of the Susquehanna common stock outstanding as of such date, including options exercisable within 60 days of such date.

Proxies

Patriot:

Completed Proxies. All shares of Patriot common stock represented by properly executed proxies received before or at the special meeting of Patriot shareholders and not revoked will be voted in accordance with the instructions indicated in those proxies.

Proxies with No Instructions. If no instructions are indicated on a properly executed and returned proxy, Patriot will vote such proxy “FOR” the approval and adoption of the merger agreement.

Abstentions. Abstentions may be specified for the proposal to approve the merger agreement. A properly executed proxy marked “ABSTAIN” will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Abstentions do not constitute votes cast and therefore will have no effect with respect to approval of the merger proposal.

Broker Voting. Brokers who hold shares in “street name” for customers may not exercise their voting discretion with respect to proposals for non-routine matters such as the merger proposal. If beneficial owners of Patriot shares do not give brokers specific instructions as to how to vote their shares, brokers cannot vote such shares with respect to the approval and adoption of the merger agreement. This is referred to as a “broker non-vote.” Shares represented by broker non-votes will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Broker non-votes do not constitute votes cast and therefore will have no effect with respect to approval of the merger proposal.

Susquehanna:

Completed Proxies. All shares of Susquehanna common stock represented by properly executed proxies received before or at the special meeting of Susquehanna shareholders and not revoked, will be voted in accordance with the instructions indicated in those proxies.

Proxies with No Instructions. If no instructions are indicated on a properly executed and returned proxy, Susquehanna will vote such proxy “FOR” the share issuance proposal.

Abstentions. Abstentions may be specified for the proposal to approve the merger agreement. A properly executed proxy marked “ABSTAIN” will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Since the affirmative vote of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the merger proposal is required to approve the proposal, abstentions will have the effect of a vote against the merger proposal.

Broker Voting. Brokers who hold shares in “street name” for customers may not exercise their voting discretion with respect to proposals for non-routine matters such as the merger proposal. If beneficial owners of Susquehanna shares do not give brokers specific instructions as to how to vote their shares, brokers cannot vote such shares with respect to the approval of the merger proposal. This is referred to as a “broker non-vote.” Shares represented by broker non-votes will be counted as present for purposes of determining if there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting. Broker non-votes constitute votes entitled to be cast with respect to the merger proposal; and since the affirmative vote of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the merger proposal is required to approve the proposal, such broker non-votes will have the effect of a vote against the merger proposal.

Revocation of Proxies

You may revoke your proxy at any time before its use by:

•	delivering to the Secretary of Patriot or the Secretary of Susquehanna, as the case may be, a signed notice of revocation or a later-dated, signed proxy (including, with respect to Susquehanna, an Internet or telephone vote); or

•	by attending the meeting of Patriot or Susquehanna, as the case may be, and voting in person.

Merely attending such meeting does not mean that you have revoked your proxy.

Solicitation of Proxies

The boards of directors of each of Patriot and Susquehanna are soliciting the proxies of Patriot shareholders and Susquehanna shareholders. In addition to solicitation by mail, we will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send the proxy materials to beneficial owners. Both

Patriot and Susquehanna will, upon request, reimburse such brokerage houses and custodians for their reasonable expenses in assisting with the solicitation of proxies. Neither Patriot nor Susquehanna plans to engage a third- party to help solicit proxies. If necessary, Patriot or Susquehanna, as the case may be, may request the return of proxy cards by personal interview, mail, telephone, facsimile or other means of electronic transmission. The extent to which this will be necessary depends entirely upon how quickly proxy cards are returned. Please cast your vote by proxy immediately by mail, or with respect to Susquehanna, over the telephone or the Internet.

Patriot shareholders should not send in any stock certificates with their proxy cards. Stock certificates should be mailed in accordance with the instructions printed on the election form/letter of transmittal that will be sent to each Patriot shareholder at a later date.

As of the date of this joint proxy statement/prospectus, the Patriot board of directors and the Susquehanna board of directors do not know of any business to be presented at the special meetings other than the proposals described above. If any other matters should properly come before either meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies. Patriot or Susquehanna might also ask their respective shareholders to vote upon a proposal to adjourn or postpone the shareholder meetings for the purpose of, among others, allowing additional time for the solicitation of additional votes to approve the merger proposal. Proxies voted “AGAINST” the merger proposal will not be used to vote for any adjournment under this authority.

THE MERGER

Background and Negotiation of the Merger

In 2002, Susquehanna implemented a long-term strategic plan to create shareholder value. Under the plan, Susquehanna’s primary strategies are internal growth through expansion of its customer base in existing markets and external growth through acquisitions in selected markets. The four major growth corridors that Susquehanna has focused on are as follows:

•	the Lancaster/York/Baltimore corridor, comprised of Lancaster and York counties in Pennsylvania, the city of Baltimore, and Baltimore, Carroll, Harford, Howard and Anne Arundel counties in Maryland;

•	the Greater Delaware Valley corridor, comprised of Chester, Montgomery, Delaware, Philadelphia and Bucks counties in Pennsylvania, and Gloucester, Camden, Burlington and Mercer counties in New Jersey;

•	the Interstate 81 corridor, comprised of Franklin, Cumberland and Adams counties in Pennsylvania, Washington and Frederick counties in Maryland, and Berkeley and Jefferson counties in West Virginia; and

•	the contiguous market area in between Susquehanna’s current bank subsidiaries.

Susquehanna routinely evaluates possible acquisitions of banks and businesses closely related to banking in these market areas. Since Patriot’s primary market area includes portions of the Greater Delaware Valley corridor and is contiguous to the primary market areas of two Susquehanna affiliate banks, Farmers First Bank and Equity Bank, it operates in targeted market areas of Susquehanna’s strategic plan. Accordingly, Patriot was an attractive merger candidate for Susquehanna.

Senior management of Susquehanna and Patriot had informal discussions about a possible combination in the Fall of 2002. The parties could not agree on the material terms of a possible business combination and discussions terminated in November 2002.

Due to strong acquisition activity and favorable pricing throughout 2003, the Patriot board of directors again began to consider affiliation with a larger company. On September 24, 2003, Patriot’s board of directors authorized pursuing a merger of Patriot with one of the larger regional banks. On September 25, 2003, Patriot began discussions with Janney Montgomery Scott LLC, one of Patriot’s financial advisors, referred to as Janney, regarding the merger and acquisition potential of Patriot. During the period from September 25, 2003, through October 3, 2003, Janney approached four financial institutions identified by Patriot to assess their level of interest in a merger with Patriot. On October 6, 2003, Patriot formally engaged Janney.

In early October 2003, Janney contacted Susquehanna to inquire about Susquehanna’s interest in a transaction, without revealing the name of its client. Susquehanna signed a confidentiality agreement on October 3, 2003, and thereafter learned that the identity of the target in the transaction was Patriot. On October 3, 2003, Susquehanna also retained Keefe, Bruyette & Woods, Inc., referred to as KBW, as its financial advisor for the transaction. During the following several weeks, Susquehanna and KBW reviewed the information received on Patriot by Janney, and performed various pricing analyses.

In evaluating the proposed business combination, Susquehanna’s management considered, among other things, Patriot’s geographic market area, product lines, its management team and style of management, and the probable structure of the proposed combination and potential efficiencies of a combined company.

On October 24, 2003, William J. Reuter, Chairman, President and Chief Executive Officer of Susquehanna, made a presentation to Richard A. Elko, President and Chief Executive Officer of Patriot. At that presentation, Mr. Reuter suggested that Susquehanna would be interested in merging with Patriot for $30.00 per share, in a stock-for-stock transaction, subject to board approval and due diligence by Susquehanna. During this period, the other three parties contacted by Janney expressed varying levels of interest in a merger with Patriot, but no expression of interest was deemed by Patriot to warrant additional discussions in light of Susquehanna’s proposal.

On October 29, 2003, Mr. Elko presented the Susquehanna proposal to the board of directors of Patriot, and the Patriot board authorized Mr. Elko to continue discussions with Susquehanna and to keep it informed of material developments in order to refine the offer.

Management of both companies continued discussions into November 2003, and in mid-November 2003, Susquehanna refined its proposal to reflect an 80% stock and 20% cash mix. Patriot management agreed to the modification and discussions continued on other issues. On November 13 and 14, 2003, Susquehanna commenced a due diligence review of Patriot, and on November 21, 2003, Patriot commenced a due diligence review of Susquehanna.

In late 2002 and early 2003, Patriot and another financial institution had discussed a possible merger and had continued to have intermittent contact. This institution, which is referred to in this document as the other party, was not one of the four institutions contacted by Janney. Patriot elected to inform the other party that it was in the process of seeking a merger partner and invited the other party to submit an offer on or about October 29, 2003. Patriot engaged Cohen Bros. & Company to act as its financial advisor solely with respect to pursuing an indication of interest from the other party because Cohen Bros. had previously acted as an intermediary between Patriot and the other party. The other party did not submit a proposal by the deadline but continued to express its interest in a possible merger.

On November 18, 2003, Morgan, Lewis & Bockius LLP, outside counsel to Susquehanna for this transaction, provided an initial draft of the proposed merger agreement to Patriot and its counsel, Stevens & Lee, P.C. From November 19, 2003 to December 10, 2003, legal counsel for both Susquehanna and Patriot, together with the parties and their representatives, negotiated the terms of the definitive merger agreement and related documents.

On or about November 24, 2003, the other party delivered an indication of interests to acquire Patriot at a price of $29.00 per share with the consideration consisting of 75% common stock and 25% cash. The other party did not accompany its indication of interest with a proposed merger agreement.

On November 25, 2003, the Susquehanna board of directors held a meeting to consider the proposed transaction with Patriot. Also attending the meeting were representatives of KBW and its outside counsel. At the meeting, Mr. Reuter, Drew K. Hostetter, Executive Vice President, Treasurer and Chief Financial Officer of Susquehanna, together with representatives of KBW, reviewed with the board a financial analysis of the proposed transaction with Patriot. KBW rendered an oral opinion (subsequently confirmed in writing) as to the fairness to Susquehanna, from a financial point of view, of the consideration to be paid in the merger. Susquehanna’s outside counsel also reviewed with the board of directors the terms of the proposed merger agreement and related documents, as well as fiduciary duties of directors in connection with the transaction. After lengthy discussion, Susquehanna’s board of directors unanimously voted to approve the merger agreement and to recommend that the Susquehanna shareholders approve the merger agreement.

On December 9, 2003, Patriot’s board of directors held a meeting to review and discuss the proposed merger agreement with Susquehanna and the indication of interest from the other party. Also attending the meeting were representatives of Janney, Stevens & Lee P.C., Patriot’s counsel, members of Patriot’s senior management team, Cohen Bros., and Griffin Financial Group, LLC, a financial advisor to Patriot.

At the meeting, Cohen Bros. presented the preliminary terms of a merger offer from the other party and advised the board that the other party was prepared to complete due diligence and execute an agreement before December 31, 2003. After the presentation, the Cohen Bros. representatives were excused from the meeting. Janney reviewed the financial terms of the Susquehanna offer. Janney also provided its oral opinion that the proposed transaction with Susquehanna was fair to Patriot shareholders from a financial point of view. After the review, Janney’s representatives were excused from the meeting.

During the meeting, senior management also reviewed the results of its due diligence investigations of Susquehanna. In particular, because it represents a business line in which Patriot is not presently engaged, emphasis was placed on a review of the operations of Susquehanna’s auto leasing subsidiary, Hann Financial Service Corporation, the structured finance transactions in which it is involved and the related financial accounting for these transactions.

Because each of Janney and Cohen Bros. could be viewed as having an interest in the completion of one, but not the other proposed transaction, Patriot retained Griffin Financial Group, LLC to review both offers. Griffin is an affiliate of Patriot’s counsel Stevens & Lee P.C. Griffin presented a comparison of the terms of both offers and participated in the ensuing board discussion. Stevens & Lee also reviewed Susquehanna’s proposed merger agreement with Patriot’s board at the meeting and reviewed the fiduciary duty of board members.

At the conclusion of all the presentations, the board of directors, with the assistance of Griffin and Patriot’s counsel, discussed both offers at length. After the conclusion of the discussions, Patriot’s board of directors unanimously voted to approve the merger agreement with Susquehanna and to recommend that the Patriot shareholders approve the merger agreement.

The parties executed the merger agreement and related documents on December 10, 2003 and publicly announced the merger on the morning of December 11, 2003.

Patriot’s Reasons for the Merger

At its meeting on December 9, 2003, Patriot’s board of directors determined that the terms of the merger agreement and the merger are fair and in the best interests of Patriot. In the course of reaching its decision to approve the merger agreement, Patriot’s board of directors consulted with its financial advisors, its legal counsel and its independent certified public accountants. The board considered, among other things, the factors described above and the following:

•	the board’s familiarity with and review of Patriot’s business, operations, financial condition and earnings on a historical and a prospective basis, including, without limitation, its potential growth and profitability.

•	the current and prospective economic and competitive environment facing Patriot and the financial services industry generally.

•	the process conducted by Patriot with the assistance of Janney and Cohen Bros.

•	the results of the due diligence performed by Patriot, its financial advisors, its independent certified public accountants, and its legal counsel.

•	the operations of, and the related financial accounting for, Hann Financial Service Corporation and its effect on the consolidated financial condition and results of operations of Susquehanna.

•	the contiguous market areas of Patriot and Susquehanna and the lack of branch overlap therefore reducing the potential for employee attrition.

•	the complementary asset management businesses of Susquehanna and Patriot that will create greater scale on a combined basis.

•	the combination of Susquehanna’s leasing company with Patriot’s leasing company and the appointment of the head of Patriot’s leasing company to run the combined operations with the potential to increase the number of employees of the combined entity.

•	the fact that the Susquehanna proposal in the board’s judgment represents a higher per share price than the other party’s proposal.

•	the opinion of Janney that the financial consideration to be received in the merger was fair to Patriot’s shareholders from a financial point of view.

•	the fact that the merger will be a tax-free exchange to Patriot’s shareholders for federal income tax purposes to the extent they receive Susquehanna common stock as consideration in exchange for their shares of Patriot common stock.

The foregoing discussion of the information and factors considered by Patriot’s board of directors is not intended to be exhaustive, but is believed to include all material facts considered by the board. In reaching its determination to approve and recommend the merger agreement, Patriot’s board of directors did not assign any relative or specific weights to the foregoing factors and individual directors may have given different weights to different factors.

Susquehanna’s Reasons for the Merger

At its meeting on November 25, 2003, Susquehanna’s board of directors determined that the terms of the merger agreement and the merger are in the best interests of Susquehanna. In making this determination, Susquehanna’s board of directors concluded, among other things, that the transaction with Patriot provides a unique strategic fit that will continue Susquehanna’s expansion into the Greater Delaware Valley, which is a targeted growth corridor under its strategic plan.

In the course of reaching its decision to approve the merger agreement, Susquehanna’s board of directors consulted with its financial advisor and its legal counsel. The board considered, among other things, the factors described above and the following:

•	the board’s familiarity with and review of Susquehanna’s business, operations, financial condition and earnings on a historical and a prospective basis, including, without limitation, its potential growth and profitability.

•	the current and prospective economic and competitive environment facing the financial services industry generally.

•	the fact that the transaction will extend Susquehanna’s presence in the high growth, affluent markets of Berks, Chester, Lehigh, Montgomery and Northampton counties in Pennsylvania.

•	the fact that Patriot’s operating philosophy and business lines (small to mid-sized business lending, commercial leasing and wealth management), complement Susquehanna’s operating philosophy and business lines.

•	the belief that the cultural philosophy of Patriot’s management team fits well with Susquehanna’s strategic initiatives.

•	the fact that the transaction will strengthen Susquehanna’s focused emphasis on its wealth management business with the addition of approximately $360.0 million of assets under management.

•	the opinion of KBW that the financial consideration to be paid in the merger is fair to Susquehanna from a financial point of view.

•	the belief that the transaction should be accretive to earnings per share in the first year after completion of the merger.

The foregoing discussion of the information and factors considered by Susquehanna’s board of directors is not intended to be exhaustive, but is believed to include the material facts considered by the board. In reaching its determination to approve and recommend the merger agreement, Susquehanna’s board of directors did not assign any relative or specific weights to the foregoing factors and individual directors may have given different weights to different factors.

Recommendation of Patriot’s Board of Directors

Patriot’s board of directors believes that the terms of the transaction are in the best interests of Patriot and has approved the merger agreement. Accordingly, Patriot’s board of directors unanimously recommends that you vote “FOR” approval and adoption of the merger agreement.

Recommendation of Susquehanna’s Board of Directors

Susquehanna’s board of directors believes that the terms of the transaction are in the best interests of Susquehanna and has approved the merger agreement. Accordingly, Susquehanna’s board of directors unanimously recommends that Susquehanna shareholders vote “FOR” approval and adoption of the merger agreement.

Opinion of Patriot’s Financial Advisor

Pursuant to the terms of its agreement, Janney Montgomery Scott LLC, was retained by Patriot to act as its financial advisor in connection with a possible business combination with select other institutions. Patriot selected Janney because of its knowledge of, experience with, and reputation in the financial services industry. Janney agreed to assist Patriot in analyzing, structuring, negotiating and effecting a possible merger. Janney, as part of its investment banking business, is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Patriot’s board of directors considered and approved the merger agreement at a board meeting held on December 9, 2003. At the board meeting, Janney delivered to the board its oral opinion that, as of December 9, 2003, the merger consideration was fair to Patriot’s shareholders from a financial point of view. Janney has confirmed its December 9, 2003 oral opinion by delivering to the board a written opinion dated the date of this joint proxy statement/prospectus.

The text of Janney’s written opinion is attached as Annex B to this document and is incorporated herein by reference. Patriot shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Janney.

Janney’s opinion speaks only as of the date of the opinion. Janney’s opinion is directed to the Patriot board of directors and addresses only the fairness, from a financial point of view, of the consideration offered in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Patriot shareholder as to how the shareholder should vote at the Patriot special meeting on the merger or any related matter.

In rendering its opinion, Janney has, among other things:

•	reviewed the historical financial performances, current financial positions and general prospects of Patriot and Susquehanna;

•	considered the proposed financial terms of the merger and has examined the projected consequences of the merger with respect to, among other things, market value, earnings and tangible book value per share of Susquehanna common stock;

•	to the extent deemed relevant, analyzed selected public information of certain other banks and bank holding companies and compared Patriot and Susquehanna from a financial point of view to those other banks and bank holding companies;

•	reviewed the historical market price ranges and trading activity performance of common stock of Patriot and Susquehanna;

•	reviewed publicly available information such as annual reports, SEC filings and research reports;

•	compared the terms of the merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

•	discussed with certain members of senior management of Patriot and Susquehanna the strategic aspects of the merger, including estimated cost savings from the merger and other matters relevant to the future performance of the combined entity;

•	reviewed the merger agreement; and

•	performed such other analyses and examinations as Janney deemed necessary.

In performing its review and in rendering its opinion, Janney has relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Patriot or Susquehanna or their respective representatives or that was otherwise reviewed by Janney, and has assumed such accuracy and completeness for purposes of rendering its opinion. Janney has further relied on the assurances of management of Patriot and Susquehanna that they are not aware of any facts or circumstances not within the actual knowledge of Janney that would make any of such information inaccurate or misleading. Janney has not been asked to and has not undertaken any independent verification of any of such information and Janney does not assume any responsibility or liability for the accuracy or completeness thereof. Janney did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Patriot or Susquehanna or any of their subsidiaries, or the collectibility of any such assets, nor has Janney been furnished with any such evaluations or appraisals. Janney did not make any independent evaluation of the adequacy of the allowance for loan losses of Patriot or Susquehanna or any of their subsidiaries nor has Janney reviewed any individual credit files and has assumed that their respective allowance for loan losses are adequate to cover such losses and will be adequate on a pro forma basis.

The earnings projections for Patriot and Susquehanna used by Janney in certain of its analyses were based upon internal financial projections in the case of Patriot and upon internal financial projections and published earnings estimates in the case of Susquehanna. The financial projections provided by management of Patriot and Susquehanna were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as other estimates used by Janney in its analyses, were based on numerous variables and assumptions that are inherently uncertain, and accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Janney also made numerous assumptions with respect to industry performance, business, economic and market conditions and various other matters, many of which cannot be predicted and are beyond the control of Patriot and Susquehanna. The analyses performed by Janney are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Janney prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Patriot board on December 9, 2003. In addition, the Janney opinion was among several factors taken into consideration by the Patriot board of directors in making its decision to approve the merger agreement and the merger.

The following is a summary of the material analyses performed by Janney and presented to the Patriot board on December 9, 2003. The summary is not a complete description of all the analyses underlying Janney’s opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Janney believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Janney reviewed the financial terms of the proposed transaction. Based upon the average closing price of Susquehanna common stock for the 20 trading days prior to the execution of the merger agreement, which was $25.97, and assuming 80% of the total merger consideration is paid in Susquehanna common stock and 20% of the total merger consideration is paid in cash, Janney calculated an implied transaction value of $29.75 per share. Based upon Patriot’s financial information as of and for the twelve months ended September 30, 2003, Janney calculated the following ratios:

Transaction Ratios

Transaction price / LTM EPS	23.8x
Transaction price / Estimated 2004 earnings per share	20.9	x
Transaction price / Tangible book value per share	390%
Transaction price / Stated book value per share	295%
Tangible book premium / Core deposits(1)	29.2%

(1)	Assumes Patriot’s total core deposits are $559 million.

For purposes of Janney’s analyses, earnings per share were based on fully diluted earnings per share, and the aggregate transaction value was approximately $211 million, based upon 6.6 million shares of Patriot common stock outstanding and including the intrinsic value of options to purchase 580,783 shares with a weighted average exercise price of $9.99.

Stock Trading History. Janney reviewed the history of the reported trading prices and volume of Susquehanna common stock and the relationship between the movements in the prices of Susquehanna’s common stock and Patriot’s common stock, respectively, to movements in certain stock indices, including the Standard & Poor’s 500 Index, The NASDAQ Bank Index, and the median performance of a composite peer group of publicly traded regional commercial banking institutions selected by Janney. During the one-year period ended December 8, 2003, Patriot’s common stock outperformed each of the indices to which it was compared while Susquehanna common stock outperformed its regional peer group and the S&P 500, but underperformed The NASDAQ Bank Index.

One-Year Stock Performance of Susquehanna and Patriot

	Beginning Index Value December 9, 2002	Ending Index Value December 8, 2003
Patriot	100.00%	167.41%
Regional Group—Patriot	100.00%	145.77%
Nasdaq Bank Index	100.00%	129.97%
S&P 500 Index	100.00%	119.88%

	Beginning Index Value December 9, 2002	Ending Index Value December 8, 2003
Susquehanna	100.00%	125.72%
Regional Group—Susquehanna	100.00%	124.95%
NASDAQ Bank Index	100.00%	129.97%
S&P 500 Index	100.00%	119.88%

Selected Peer Group Analyses. Janney compared the financial performance and market performance of Patriot to those of a group of regional bank holding companies and of Susquehanna to those of a group of regional bank holding companies. The companies included in Patriot’s peer group were:

•	Union Bankshares Corp.;

•	Royal Bancshares of PA;

•	AmeriServ Financial Inc.;

•	Omega Financial Corp.;

•	First United Corp.;

•	Southern Financial Bancorp;

•	PennRock Financial Services;

•	Sun Bancorp Inc.;

•	First Mariner Bancorp;

•	Columbia Bancorp;

•	Pennsylvania Commerce Bancorp;

•	Peapack-Gladstone Financial;

•	First of Long Island Corp.;

•	Center Bancorp Inc.;

•	Resource Bankshares Corp.;

•	Virginia Commerce Bancorp Inc.;

•	Berkshire Bancorp Inc.;

•	Intervest Bancshares Corp.;

•	Alliance Financial Corp.; and

•	Greater Community Bancorp.

Companies included in Susquehanna’s peer group were:

•	Valley National Bancorp;

•	Fulton Financial Corp.;

•	Wilmington Trust Corp.;

•	Hudson United Bancorp;

•	Riggs National Corp.;

•	United Bankshares Inc.;

•	Provident Bankshares Corp.;

•	First Commonwealth Financial;

•	Trust Co. of New Jersey;

•	NBT Bancorp Inc.;

•	Community Bank System Inc.;

•	WesBanco Inc.; and

•	National Penn Bancshares Inc.

For purposes of such analysis, the financial information used by Janney was as of and for the twelve months ended September 30, 2003. Stock price information was as of December 8, 2003. Certain financial data prepared by Janney, and as referenced in the tables presented below, may not correspond to the data presented in Patriot’s and Susquehanna’s historical financial statements, or to the data prepared by Keefe, Bruyette & Woods, Inc. presented under the section “Opinion of Susquehanna’s Financial Advisor,” as a result of the different periods, assumptions and methods used by Janney to compute the financial data presented.

The results of this analysis are summarized in the following table:

Patriot[1]	Patriot Peer Group Median	Susquehanna[1]	Susquehanna Peer Group Median
Total assets (in millions)	$1,011	$986	$5,853	$4,985
Tangible equity / tangible assets	4.82%	6.68%	8.25%	6.42%
Loans / assets	59.8%	72.9%	70.9%	59.1%
Loans / deposits	96.9%	84.4%	100.4%	81.5%
Borrowings / assets	31.3%	17.0%	19.8%	17.4%
Non-performing assets for more than 90 days / assets	0.46%	0.31%	0.62%	0.47%
Loan loss reserve / non-performing assets for more than 90 days	145.49%	221.74%	115.20%	181.32%
Return on average total assets	0.85%	1.22%	1.14%	1.23%
Return on average shareholder’s equity	13.16%	14.01%	11.92%	15.92%
Net interest margin	3.60%	3.87%	3.72%	3.76%
Efficiency ratio	63.41%	60.19%	64.50%	56.65%
Noninterest income / average assets	0.89%	0.99%	1.75%	1.37%
Noninterest expense / average assets	2.11%	2.84%	3.31%	2.83%
Price / last twelve months earnings per share	18.4	x	17.6	x	16.4	x	16.3	x
Price / tangible book value per share	300.8%	231.0%	219.4%	277.5%
Dividend yield	2.4%	1.7%	3.4%	3.1%

Comparable Transactions Analysis. Janney reviewed certain financial data related to two sets of comparable bank transactions.

The first group of comparable transactions included 26 acquisitions of bank institutions nationwide announced from January 1, 2002 to December 8, 2003, with an announced deal value between $100 million and $500 million. The second group of transactions included five transactions of bank institutions in the greater mid-Atlantic region announced from January 1, 2002 to December 8, 2003, with an announced deal value between $100 million and $500 million.

Transaction multiples from the merger were derived from the $29.75 implied transaction price per share and financial data as of and for the twelve months ended September 30, 2003, for Patriot. Janney compared these results with announced multiples for the aforementioned transactions. The results of the analysis are summarized in the following table.

	Patriot / Susquehanna Transaction		National Bank Transactions Median		Regional Bank Transactions Median
Premium / Market value	29.6%		20.0%		24.6%
Price / Book	295%		262%		313%
Price / Tangible Book	390%		286%		336%
Price / Last twelve months earnings per share	23.8	x	20.2	x	19.7	x
Price / Assets	20.9%		22.2%		23.1%
Tangible book premium / Core deposits	29.2%		22.6%		23.9%

No company or transaction used in the comparable transaction analysis described above is identical to Patriot, Susquehanna or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies involved.

Discounted Dividend Analysis. Janney estimated the present value of Patriot’s common stock based on a continued independence scenario by estimating the future stream of after-tax dividend flows of Patriot over the period beginning January 2004 and ending in December 2008. Based on discussions with Patriot’s management, an earnings growth rate of 10.0% was used to project these streams of dividend flows. To approximate the terminal value of Patriot common stock at December 31, 2008, Janney applied price/earnings multiples ranging from 12.0x to 20.0x and multiples of tangible book value ranging from 200% to 300%. The dividend income streams and terminal values were then discounted to present values using discount rates ranging from 8.0% to 12.0%. The discount rates were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Patriot common stock. This analysis indicated an implied range of values from $16.46 to $31.77 when applying the price/earnings multiples and $17.78 to $31.33 when applying multiples of tangible book value.

Janney also estimated the present value of Susquehanna common stock based on a continued independence scenario by estimating the future stream of after-tax dividend flows of Susquehanna over the period beginning January 2004 and ending in December 2008. Based on published earnings estimates and discussions with management, an earnings growth rate of 7.5% was used to project these streams of dividend flows. To approximate the terminal value of Susquehanna common stock at December 31, 2008, Janney applied price/earnings multiples ranging from 12.0x to 20.0x and multiples of tangible book value ranging from 175% to 275%. The dividend income streams and terminal values were then discounted to present values using discount rates ranging from 8.0% to 12.0%. The discount rates were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Susquehanna common stock. This analysis indicated an implied range of values from $19.18 to $35.66 when applying the price/earnings multiples and $20.31 to $36.11 when applying multiples of tangible book value.

In connection with the discounted dividend analysis performed, Janney considered and discussed with Patriot’s board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and the dividend payout ratio (in other words, the percentage of adjusted earnings per share payable to shareholders). Janney noted that the discounted dividend analysis is a widely used valuation methodology but noted that it relies on numerous assumptions that must be made, and the results thereof are not necessarily indicative of the actual values or expected values of Patriot or Susquehanna common stock.

Financial Impact Analysis. Janney performed a pro forma merger analysis that combined projected balance sheet and income statement information of Susquehanna and Patriot. Certain assumptions regarding acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Susquehanna. This analysis indicated that the merger is expected to be accretive to the combined company’s projected earnings per share within the first twelve months of combined operations. This analysis was based in part on internal projections provided by Susquehanna’s and Patriot’s management teams. The actual results achieved by the combined company may vary from the projected results, and the variation may be material.

Janney has acted as financial advisor to Patriot in connection with the merger and will receive a fee for its services, a portion of which is contingent upon the consummation of the merger. Patriot will pay an advisory fee equal to 0.9% to 1.0% of the final transaction value. Griffin Financial Group LLC will be paid $100,000 of the advisory fee with the remaining amount paid to Janney. As discussed above under “- Background of the Merger,” Patriot retained Griffin to provide independent financial advice including a comparison of the Susquehanna merger proposal and the indication of interest received from another party. Based on an implied transaction price of $29.75 per share, the total advisory fee would be $1.9 million, of which Janney was paid $630,815 at the time of signing the merger agreement. Patriot also has agreed to reimburse Janney for its reasonable out-of-pocket expenses to the extent that the merger is not completed, and to indemnify Janney for certain liabilities arising out of rendering this opinion. In addition, in the ordinary course of its business as a broker-dealer, Janney may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Patriot or Susquehanna for its own account or for the accounts of its customers.

Opinion of Susquehanna’s Financial Advisor

On November 19, 2003, Susquehanna executed an engagement agreement with Keefe, Bruyette & Woods, Inc., referred to as KBW, to act as its financial advisor in connection with the merger. KBW agreed to assist Susquehanna in analyzing, structuring, negotiating and effecting a transaction with Patriot. Susquehanna selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Susquehanna and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On November 25, 2003, the Susquehanna board of directors held a meeting to evaluate the proposed merger of Patriot with and into Susquehanna. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion as to the fairness to Susquehanna, from a financial point of view, of the consideration to be paid in the merger. On December 10, 2003, KBW updated its analysis on the proposed merger and rendered a confirming oral opinion (subsequently confirmed in writing) to Susquehanna as to the fairness to Susquehanna, from a financial point of view, of the consideration to be paid in the merger.

The text of KBW’s written opinion is attached as Annex C to this document and is incorporated herein by reference. Susquehanna shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion speaks only as of the date of the opinion. KBW’s opinion is directed to the Susquehanna board of directors and addresses only the fairness, from a financial point of view, of the consideration to be paid in the merger. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Susquehanna shareholder as to how the shareholder should vote at the Susquehanna special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things:

•	the merger agreement;

•	Annual Reports to shareholders and Annual Reports on Form 10-K of Patriot and Susquehanna;

•	Quarterly Reports on Form 10-Q of Susquehanna and Patriot;

•	held discussions with members of senior management of Susquehanna and Patriot regarding past and current business operations, regulatory relationships, financial condition, and future prospects of the respective companies;

•	reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for Susquehanna and Patriot and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

•	evaluated the potential pro forma impact of the merger on Susquehanna, including cost savings, which management of Susquehanna expects to result from a combination of the businesses of Susquehanna and Patriot;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt, or assume any responsibility, to verify such information independently. KBW relied upon the management of Susquehanna and Patriot as to the reasonableness and achievability of the financial and operating forecasts and projections, and assumptions and bases for those projections, provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Susquehanna and Patriot are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Susquehanna or Patriot, and KBW did not examine any books and records or review individual credit files.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any material waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications that may be imposed, will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Susquehanna common stock or Patriot common stock will trade since the announcement of the proposed merger or the actual value of the Susquehanna common shares when issued pursuant to the merger, or the prices at which the Susquehanna common shares will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Susquehanna and Patriot. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Susquehanna board in making its determination to adopt the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Susquehanna board or management of Susquehanna with respect to the fairness of the consideration paid in the merger.

Summary of Analyses by KBW

The following is a summary of the material analyses undertaken by KBW in connection with its written opinion, an earlier version of which was presented by KBW to the Susquehanna board of directors on November 25, 2003, in connection with KBW’s oral opinion on such date. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Susquehanna board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. The tables alone do not provide a complete description of the financial analyses.

Selected Peer Group Analysis. Using publicly available information, KBW compared the financial performance, financial condition, and market performance of Patriot to the following 12 depository institutions that KBW considered comparable to Patriot:

Companies included in Patriot’s peer group

•	ACNB Corporation;

•	Citizens & Northern Corporation;

•	Columbia Bancorp;

•	Community Banks, Inc.;

•	First Mariner Bancorp;

•	First National Community Bancorp, Inc.;

•	First United Corporation;

•	Omega Financial Corporation;

•	PennRock Financial Services Corp.;

•	Pennsylvania Commerce Bancorp, Inc.;

•	Sun Bancorp, Inc.; and

•	Univest Corporation of Pennsylvania.

To perform this analysis, KBW used financial information as of the three month period ended September 30, 2003 and for the three or twelve month period ended September 30, 2003, as indicated in the tables below. Market price information was as of December 10, 2003, and earnings estimates were taken from First Call, a nationally recognized earnings estimate consolidator. Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in Patriot’s and Susquehanna’s historical financial statements, or to the data prepared by Janney presented under the section “Opinion of Patriot’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Patriot’s financial performance:

Financial Performance Measures:	Patriot	Patriot Peer Group Median	Patriot Peer Group Maximum	Patriot Peer Group Minimum
Return on Average Equity(1)	12.42%	13.28%	16.49%	8.34%
Return on Average Assets(1)	0.83%	1.17%	1.62%	0.58%
Net Interest Margin(2)	3.63%	3.66%	4.42%	2.72%
Efficiency Ratio(1)	63.61%	60.32%	82.84%	53.05%

(1)	Calculated for the twelve month period ended September 30, 2003.
(2)	Calculated for the three month period ended September 30, 2003.

KBW’s analysis showed the following concerning Patriot’s financial condition:

Financial Condition Measures(1):	Patriot	Patriot Peer Group Median	Patriot Peer Group Maximum	Patriot Peer Group Minimum
Leverage Ratio	7.18%	8.22%	13.90%	6.40%
Tier 1 Capital Ratio	10.70%	10.26%	20.54%	8.70%
Non Performing Assets / Assets	0.46%	0.14%	0.65%	0.05%
Loan Loss Reserves / Loans	1.13%	1.24%	1.37%	0.79%

(1)	Calculated as of the three month period ended September 30, 2003.

KBW’s analysis showed the following concerning Patriot’s market performance:

Market Performance Measures:	Patriot		Patriot Peer Group Median		Patriot Peer Group Maximum		Patriot Peer Group Minimum
Price to earnings multiple, based on 2003 GAAP estimated earnings(1)	18.0	x	18.9	x	22.4	x	14.8	x
Price to earnings multiple, based on 2003 cash estimated earnings(1)	17.0	x	18.8	x	22.4	x	14.2	x
Price to book multiple value(2)	2.29	x	2.12	x	2.71	x	1.70	x
Price to tangible book multiple value(2)	3.02	x	2.28	x	3.51	x	1.70	x

(1)	Calculated based upon the closing price and earnings estimates as of December 9, 2003.
(2)	Calculated as of the three month period ended September 30, 2003.

Selected Transaction Analysis. KBW reviewed publicly available information related to certain mid-Atlantic bank and thrift transactions. In performing the analysis, KBW examined two sets of relevant transactions. The first set of reviewed transactions included acquisitions of banks and thrifts in Maryland, New Jersey, North Carolina, Pennsylvania, South Carolina or Virginia announced from January 1, 2002 to December 10, 2003, with announced transaction values between $50 million and $1 billion. The transactions included in the first group were:

Acquiror:	Acquired Company:
Provident Bankshares Corporation	Southern Financial Bancorp, Inc.
Lakeland Bancorp, Incorporated	Newton Financial Corporation
TowneBank	Harbor Bank
Royal Bank of Scotland Group, Plc	Thistle Group Holdings, Co.
FleetBoston Financial Corporation	Progress Financial Corporation
Fulton Financial	Resource Bankshares
PNC Financial Services Group, Inc.	United National Bancorp
Community Bank System, Inc.	Grange National Banc Corp.
South Financial Group Inc.	MountainBank Financial Corp.
United Bankshares Inc.	Sequoia Bancshares Inc.
FNB Corp.	Bedford Bancshares Inc.
Mercantile Bankshares Corp.	F&M Bancorp
Northwest Bancorp Inc. (MHC)	First Bell Bancorp, Inc.
SunTrust Banks Inc.	Lighthouse Financial Services
Fulton Financial Corporation	Premier Bancorp Inc.
Interchange Financial Services Corporation	Bridge View Bancorp
Royal Bank of Scotland Group, Plc	Commonwealth Bancorp, Inc.
BB&T Corporation	Equitable Bank
National Penn Bancshares Inc.	FirstService Bank
Sky Financial Group Inc.	Three Rivers Bancorp, Inc.
S&T Bancorp, Inc.	Peoples Financial Corporation, Inc.

For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	the earnings per share of the acquired company for the latest 12 months of results publicly available prior to the time the transaction was announced;

•	estimated earnings per share of the acquired company for either the calendar year of, or the calendar year following, the announcement of the transaction; and

•	book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

Transaction multiples for the merger were derived from the $30.00 per share transaction value and financial data as of September 30, 2003 for Patriot. KBW compared these results with announced multiples. The results of the analysis are set forth in the following table.

	Susquehanna/ Patriot		Mid-Atlantic Median		Mid-Atlantic Maximum		Mid-Atlantic Minimum
Price / Trailing 12 months earnings per share	24.0	x	21.2	x	40.7	x	13.0	x
Price / Estimated earnings per share	21.4	x	19.2	x	28.3	x	13.8	x
Price / Book value	2.98	x	2.82	x	3.80	x	1.60	x

The second set of reviewed transactions included acquisitions of banks and thrifts in eastern Pennsylvania announced from January 1, 2002 to December 10, 2003, with announced transaction values between $50 million and $1 billion. The transactions included in the second group were:

Acquiror:	Acquired Company:
Royal Bank of Scotland Group, Plc	Thistle Group Holdings, Co.
FleetBoston Financial Corporation	Progress Financial Corporation
Fulton Financial Corporation	Premier Bancorp Inc.
Royal Bank of Scotland Group, Plc	Commonwealth Bancorp, Inc.
National Penn Bancshares Inc.	FirstService Bank

For each precedent transaction, KBW derived and compared, among other things the implied ratio of price per common share paid for the acquired company to:

•	the earnings per share of the acquired company for the latest 12 months of results publicly available prior to the time the transaction was announced;

•	estimated earnings per share of the acquired company for either the calendar year of, or the calendar year following, the announcement of the transaction; and

•	book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition.

Transaction multiples for the merger were derived from the $30.00 per share transaction value and financial data as of September 30, 2003 for Patriot. KBW compared these results with announced multiples. The results of the analysis are set forth in the following table.

	Susquehanna/ Patriot	Eastern Pennsylvania Median	Eastern Pennsylvania Maximum	Eastern Pennsylvania Minimum
Price / Trailing 12 months earnings per share	24.0x	27.4x	32.6x	23.1x
Price / Estimated earnings per share	21.4x	25.5x	28.3x	23.3x
Price / Book value	2.98x	3.15x	3.52x	1.78x

No company or transaction used as a comparison in the above analysis is identical to Susquehanna, Patriot or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value per share of Patriot common stock as of October 31, 2003. In this analysis, KBW assumed discount rates ranging from 10.0% to 12.0% to derive (i) the present value of the estimated free cash flows that Patriot could generate over the period beginning January 2004 and ending in December 2008, including certain expenses and cost savings forecasted as a result of the merger, and (ii) the present value of Patriot’s terminal value at the end of 2008. Terminal values for Patriot were calculated based on a range of 14.1x to 16.1x estimated 2009 earnings per share. In performing this analysis, KBW used Patriot management’s 2004 internal earnings estimate of $9,700,000 and assumed 10% earnings per share growth thereafter based on First Call. Certain data was adjusted to account for certain restructuring charges anticipated by management to result from the merger and management’s assumptions of cost savings resulting from the merger equal to 25.6% of Patriot’s non-interest expense. In determining cash flows available to shareholders, KBW used forecasted dividend payout ratios (in other words, percentages of adjusted earnings per share payable to shareholders), which assume the maintenance of a minimum ratio of tangible common equity to tangible assets of 6.5%.

Based on these assumptions, KBW derived a range of implied equity values per share of Patriot common stock of $26.91 to $33.37.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Patriot common stock.

Forecasted Pro Forma Financial Analysis. KBW analyzed the estimated financial impact of the merger on Susquehanna 2005 estimated earnings per share and 2005 estimated cash earnings per share. Cash earnings per share is determined by adding per share amortization of acquisition-related intangible assets to earnings per share. For Susquehanna, KBW used First Call estimates of earnings per share for 2004 and forecasted 2005 earnings per share by utilizing First Call forecasted long-term earnings per share growth rate of 8%. For Patriot, KBW used Patriot management’s estimate of earnings per share for 2004 and forecasted 2005 earnings per share by utilizing First Call forecasted long-term earnings per share growth rate of 10%. In addition, KBW assumed, based on management forecasts, that the merger will result in cost savings equal to 25.6% of Patriot’s pre-tax non-interest expense. Based on its analysis, KBW determined that the merger would be accretive to Susquehanna’s earnings per share and cash earnings per share in 2005.

Furthermore, the analysis indicated that Susquehanna’s leverage ratio, tier 1 risk based capital ratio and total risk based capital ratio would all remain above regulatory minimums for well capitalized institutions. This analysis was based on internal projections provided by Susquehanna’s and Patriot’s senior management teams. For all of the above analysis, the actual results achieved by Susquehanna following the merger may vary from the projected results, and the variations may be material.

Other Analyses. KBW reviewed the relative financial and market performance of Susquehanna and Patriot to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Patriot.

The Susquehanna board has retained KBW as an independent contractor to act as financial advisor to Susquehanna regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Susquehanna and Patriot. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Susquehanna and Patriot for KBW’s own account and for the accounts of its customers.

Susquehanna and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Susquehanna has agreed to pay KBW fees as follows: a cash fee of $250,000 after the mailing of this joint proxy statement/prospectus to Susquehanna shareholders. In addition, Susquehanna will pay to KBW at the time of closing of the merger a cash fee of $1,000,000. Pursuant to the KBW engagement agreement, Susquehanna also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify it against certain liabilities, including liabilities under the federal securities laws.

The following includes a summary of the material provisions of, and transactions contemplated by, the merger agreement, a copy of which is attached as Annex A to this document, and is incorporated in this document by reference. This summary is qualified in its entirety by reference to the merger agreement. You are urged to read the entire merger agreement carefully because it, and not this document, is the legal document that governs the merger.

Merger Consideration

The merger agreement provides that at the effective time of the merger each share of Patriot common stock issued and outstanding immediately prior to the effective time will be converted into either $30.00 in cash or 1.143 shares of Susquehanna common stock. Patriot shareholders will have the right to elect to convert their Patriot common stock into cash, Susquehanna common stock or a combination of cash and Susquehanna common stock. See “–Election Procedure.” In the discussions below, we may refer to the number of shares of Susquehanna common stock to be received for each share of Patriot common stock being converted into Susquehanna common stock as the “per share stock consideration,” and to the amount of cash to be received for each share of Patriot common stock being converted into cash as the “per share cash consideration.”

Under the terms of the merger agreement, Susquehanna will pay a fixed amount of aggregate cash consideration to Patriot shareholders. The amount of cash consideration to be paid by Susquehanna will equal:

•	the product of $30.00 multiplied by 20% of the outstanding shares of Patriot common stock as of the third trading day prior to the effective date of the merger, calculated on a fully diluted basis, which is defined in the merger agreement to exclude shares of Patriot common stock held in treasury and include:

•	shares of issued Patriot common stock assuming the exercise of all outstanding Patriot stock options;

•	shares of Patriot common stock allocated pursuant to outstanding Patriot restricted share awards and Patriot’s Employee Stock Ownership Plan; and

•	shares of Patriot common stock to be issued to satisfy Patriot’s contingent payment obligations under the purchase agreements for Patriot’s recent acquisitions of Bonds & Paulus Associates, Inc. and Pension Benefits, Inc.

•	then reduced by the aggregate amount of cash to be paid by Susquehanna for the cancellation of Patriot nonqualified stock options, as described below under “– Treatment of Patriot Stock Options and Restricted Share Awards.”

As of January 21, 2004, the aggregate cash amount to be paid by Susquehanna to Patriot shareholders was $             million, including approximately $5.1 million for the cancellation of Patriot nonqualified stock options. The remaining merger consideration will be issued in the form of shares of Susquehanna common stock. As a result, the actual allocation of cash and shares of Susquehanna common stock that Patriot shareholders receive in the merger will depend on the elections of other Patriot shareholders and the number of outstanding Patriot nonqualified stock options as of the effective time of the merger, and may be different from what a Patriot shareholder actually elects. Since the aggregate amount of cash consideration to be paid to Patriot shareholders is fixed, to the extent that Patriot shareholders either oversubscribe or undersubscribe for the available pool of cash consideration, the exchange agent will allocate among such oversubscribing or undersubscribing Patriot shareholders based upon the allocation procedures set forth in the merger agreement and described in further below.

Since the exchange ratio of 1.143 shares of Susquehanna common stock for each share of Patriot common stock is fixed, no assurance can be given that the value of the per share stock consideration that is received in the merger will be substantially equivalent to the $30.00 per share cash consideration. In addition, no assurance can be given that the value of the per share stock consideration that is received by a Patriot shareholder at the effective time of the merger will be substantially equivalent to the value of the per share stock consideration as it would be computed at the time of the vote to approve the merger or at the time Patriot shareholders elect the form of merger consideration to be received. As the market value of Susquehanna common stock fluctuates, based on numerous factors, the value of the shares of Susquehanna common stock that a Patriot shareholder will receive will correspondingly fluctuate, and may be greater or less than the $30.00 per share cash consideration.

The per share stock consideration and per share cash consideration is subject to adjustment by Susquehanna if Patriot elects to terminate the merger agreement based on the following conditions existing shortly before the effective date of the merger:

•	the trailing 20-day average closing stock price of Susquehanna is less than $20.32; and

•	Susquehanna stock price has underperformed the NASDAQ Bank Index by 20% or more since December 10, 2003.

In this event, Susquehanna has the right to increase the merger consideration to the extent necessary to cause either of these two conditions to be deemed not to exist. See “–Termination of the Merger Agreement.” If this does not occur, the fixed exchange ratio of 1.143 shares of Susquehanna common stock and $30.00 in cash for each share of Patriot common stock will not change regardless of changes in Susquehanna’s stock price.

If, between the date of the merger agreement and the effective time of the merger, the shares of Susquehanna common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

No fractional shares of Susquehanna common stock will be issued to any Patriot shareholders upon completion of the merger. For each fractional share that would otherwise be issued, Susquehanna will pay cash in an amount equal to the product of the number of fractional shares held by the Patriot shareholder multiplied by the average closing price of Susquehanna common stock for the five trading days preceding the merger date. No interest will be paid or accrued on cash payable in lieu of fractional shares of Susquehanna common stock.

The terms of the merger were determined by Patriot and Susquehanna on the basis of arm’s-length negotiations.

Election	Procedure

Subject to the allocation process described in the next section, each Patriot shareholder may elect to receive with respect to his or her shares of Patriot common stock, all cash, all Susquehanna common stock or a combination of cash and Susquehanna common stock.

Cash Election Shares. Patriot shareholders who elect to receive cash for some or all of their shares will receive the per share cash consideration in respect of that portion of the shareholder’s shares of Patriot common stock equal to the shareholder’s cash election, subject to the allocation process described below. In our discussion below, we refer to the shares held by Patriot shareholders who have made cash elections as “cash election shares.”

Stock Election Shares. Patriot shareholders who elect to receive Susquehanna common stock for some or all of their shares will receive the per share stock consideration in respect of that portion of the shareholder’s shares of Patriot common stock equal to the shareholder’s stock election, subject to the allocation process described below. In our discussion, we refer to the shares held by shareholders who have made stock elections as “stock election shares.”

No-Election Shares. Patriot shareholders who indicate that they have no preference as to whether they receive cash or Susquehanna common stock, and shareholders who do not make a valid election, will be deemed to have made a “non-election.” Patriot shareholders who are deemed to have made a non-election will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Patriot common stock. In our discussion we refer to the shares held by Patriot shareholders who have made a non-election as “no election shares.” See “– Allocation” below.

For example, assuming a Patriot shareholder holds 100 shares of Patriot common stock, if the shareholder makes:

•	An all stock election, he or she will receive approximately 114 shares of Susquehanna common stock and cash in lieu of fractional shares in the amount of approximately $7.50 (assuming the average closing price of Susquehanna common stock for the applicable five-day trading period was $25.00); or

•	An all cash election, he or she will receive approximately $3,000 in cash.

The actual allocation of cash and stock will be subject in each case to the allocation procedures described under the heading “– Allocation” below.

A fixed amount of cash consideration will be paid to Patriot shareholder as described above, and the remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Accordingly, there is no assurance that a Patriot shareholder will receive the form of consideration that the shareholder elects with respect to any or all of his or her shares of Patriot common stock. If the elections of Patriot shareholders result in an oversubscription for the available pool of per share stock consideration or the per share cash consideration, the procedures for allocating Susquehanna common stock and cash to be received by Patriot shareholders will be followed by the exchange agent. See the section entitled”– Allocation” below.

Election Form. The merger agreement provides that 35 days prior to the anticipated date of completion of the merger, or on such different date as Patriot and Susquehanna shall mutually agree, the companies will mail to Patriot shareholders a form of election and other appropriate and customary transmittal materials. Each election form will allow the holder to specify (1) the number of shares with respect to which the holder elects to receive the per share stock consideration, (2) the number of shares with respect to which the holder elects to receive the per share cash consideration or (3) that the holder makes no election. The companies will mail the form of election to each Patriot shareholder who is a holder of record as of the close of business on the fifth business day prior to the mailing date. Susquehanna will also make available forms of election to persons who become holders of Patriot common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

Holders of Patriot common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the form of election. Shares of Patriot common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m. on the 33rd day following the mailing date, will be deemed no election shares.

To make an election, a holder of Patriot common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. An election form will be properly completed only if accompanied by certificates representing all shares of Patriot common stock covered by the election form (or appropriate evidence as to the loss, theft or destruction of such certificate, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification).

An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of Patriot common stock making a revocation, return the certificates of Patriot common stock submitted by that holder, and that holder will be deemed to have made a non-election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding these matters will be binding and conclusive. Neither Susquehanna nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Patriot shareholder at the effective time of the merger who has not previously and properly surrendered shares of Patriot common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Patriot common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Until a Patriot shareholder surrenders his or her Patriot stock certificates for exchange, such shareholder will accrue, but will not be paid, any dividends or other distributions declared after the effective time with respect to Susquehanna common stock into which any shares of Patriot common stock may have been converted. When a Patriot shareholder surrenders his or her certificates, Susquehanna will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Patriot of any shares of Patriot common stock.

If certificates representing shares of Patriot common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Patriot common stock represented by that certificate will have been converted.

If a certificate for Patriot common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Allocation

A fixed amount of cash consideration will be paid to Patriot shareholders in the merger, so that Susquehanna will pay a cash amount equal to the product of 20% of the outstanding shares of Patriot common stock as of the third trading day prior to the effective time of the merger (assuming the exercise of all outstanding Patriot stock options), reduced by the aggregate cash amount paid by Susquehanna for the cancellation of Patriot nonqualified stock options. As of                 , 2004, the cash amount to be paid by Susquehanna to Patriot shareholders was $             including approximately $5.1 million for the cancellation of outstanding Patriot nonqualified stock options. The remaining merger consideration will be issued in the form of shares of Susquehanna common stock. Accordingly, there is no assurance that Patriot shareholders will receive the form of merger consideration that they elect with respect to any or all shares of Patriot common stock they hold. If the elections of all of the Patriot shareholders result in an oversubscription of the available pool of cash or Susquehanna common stock, the exchange agent will allocate between the cash and shares of Susquehanna common stock to be received by Patriot shareholders in the manner described below. The aggregate amount of cash consideration available for Patriot shareholders in the merger is referred to below as the “total cash amount.”

Oversubscription of the Cash Consideration. If the aggregate cash amount that would be paid in the merger upon the conversion of the cash election shares is more than the total cash amount, then:

•	all stock election shares and no election shares will be converted into the per share stock consideration;

•	the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible the total cash amount;

•	all shares selected by the exchange agent through the pro rata selection process described in the point above will be converted into the per share stock consideration; and

•	the cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

Oversubscription of the Stock Consideration. If the aggregate cash amount that would be paid in the merger upon the conversion of the cash election shares is less than the total cash amount, then:

•	all cash election shares will be converted into the per share cash consideration;

•	the exchange agent will then select from among the no election shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible the total cash amount;

•	all shares selected by the exchange agent through the pro rata selection process described in the point above will be converted into the per share cash consideration; and

•	the stock election shares and no election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

The allocation described above will be computed by the exchange agent within 10 days after the election deadline, unless the merger has not been completed, in which case the allocation will be completed as soon as practicable after completion of the merger. The exchange agent will use an equitable pro rata allocation process to be mutually determined by Patriot and Susquehanna.

Because the United States federal income tax consequences of receiving cash, Susquehanna common stock, or both cash and Susquehanna common stock will differ, Patriot shareholders are urged to read carefully the information set forth under the caption “–Material Federal Income Tax Consequences” and to consult their tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the per share stock consideration can fluctuate in value during the election period, the economic value per share received by Patriot shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Patriot stockholders who receive cash consideration.

Material Federal Income Tax Consequences

The following discussion addresses the material United States federal income tax consequences of the merger to a Patriot shareholder who holds shares of Patriot common stock as a capital asset. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not address all aspects of United States federal income taxation that may be relevant to Patriot shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to Patriot shareholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, Patriot shareholders who hold their shares of Patriot common stock as part of a hedge, straddle or conversion transaction, Patriot shareholders who acquired their shares of Patriot common stock pursuant to the exercise of employee stock options or otherwise as compensation, and holders who are not United States persons). In addition, the discussion does not address any aspect of state, local or foreign taxation. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

Patriot shareholders are urged to consult their tax advisors with respect to the particular United States federal, state, local and foreign tax consequences of the merger to them.

The closing of the merger is conditioned upon the receipt by Patriot of the opinion of Stevens & Lee P.C., counsel to Patriot, and the receipt by Susquehanna of the opinion of Morgan, Lewis & Bockius LLP, counsel to Susquehanna, each dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in those opinions (including factual representations contained in certificates of officers of Patriot and Susquehanna) which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the IRS or the courts, and neither Patriot nor Susquehanna intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected.

Assuming that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, the discussion below sets forth the opinions of Morgan, Lewis & Bockius LLP and Stevens & Lee P.C. as to the material United States federal income tax consequences of the merger to Patriot shareholders. Such consequences generally will depend on whether Patriot shareholders exchange their Patriot common stock for cash, Susquehanna common stock or a combination of cash and Susquehanna common stock.

Exchange solely for cash. In general, if, pursuant to the merger, a Patriot shareholder exchanges all of his or her shares of Patriot common stock actually owned by him or her solely for cash, such holder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Patriot common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder’s holding period with respect to the Patriot common stock surrendered is more than one year. If, however, a Patriot shareholder exchanges all of his or her shares of Patriot common stock actually owned by him or her solely for cash and also constructively owns shares of Patriot common stock that are exchanged for shares of Susquehanna common stock in the merger or owns shares of Susquehanna common stock actually or constructively after the merger, the consequences to such holder may be similar to the consequences described below under the heading “— Exchange for Susquehanna common stock and cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of such holder’s gain.

Exchange for Susquehanna common stock. If, pursuant to the merger, a Patriot shareholder exchanges all of his or her shares of Patriot common stock actually owned by it solely for shares of Susquehanna common stock, such holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Susquehanna common stock (as discussed below). The aggregate adjusted tax basis of the shares of Susquehanna common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Patriot common stock surrendered for the Susquehanna common stock (reduced by the tax basis allocable to any fractional share of Susquehanna common stock for which cash is received), and the holding period of the Susquehanna common stock will include the period during which the shares of Patriot common stock were held by the Patriot shareholder. If a Patriot shareholder has differing bases or holding periods in respect of his or her shares of Patriot common stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Susquehanna common stock received in the exchange.

Exchange for Susquehanna common stock and cash. If, pursuant to the merger, a Patriot shareholder exchanges all of his or her shares of Patriot common stock actually owned by him or her for a combination of Susquehanna common stock and cash, such shareholder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Susquehanna common stock received pursuant to the merger over such shareholder’s adjusted tax basis in the shares of Patriot common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and loss realized on one block of shares may not be used to offset gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the Patriot shareholder’s holding period with respect to the Patriot common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the Patriot shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “–Possible treatment of cash as a dividend” below.

The aggregate tax basis of Susquehanna common stock received by a Patriot shareholder that exchanges his or her shares of Patriot common stock for a combination of Susquehanna common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Patriot common stock surrendered for Susquehanna common stock and cash, reduced by the amount of cash received by the Patriot shareholder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the Patriot shareholder on the exchange. The holding period of the Susquehanna common stock will include the holding period of the shares of Patriot common stock surrendered. If a Patriot shareholder has differing bases or holding periods in respect of his or her shares of Patriot common stock, such shareholder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Susquehanna common stock received in the exchange.

Possible treatment of cash as a dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the Patriot shareholder’s deemed percentage stock ownership of Susquehanna. For purposes of this determination, Patriot shareholders will be treated as if they first exchanged all of their shares of Patriot common stock solely for Susquehanna common stock and then Susquehanna immediately redeemed (the “deemed redemption”) a portion of such Susquehanna common stock in exchange for the cash actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if (1) the deemed redemption is “substantially disproportionate” with respect to the Patriot shareholder (and the shareholder actually or constructively owns after the deemed redemption less than 50% of voting power of the outstanding Susquehanna common stock) or (2) the deemed redemption is “not essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a Patriot shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Patriot shareholder will depend upon the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must generally result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Susquehanna. In general, such determination requires a comparison of (1) the percentage of the outstanding stock of Susquehanna that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Susquehanna that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a Patriot shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the shareholder. As these rules are complex and dependent upon a Patriot shareholder’s specific circumstances, each shareholder that may be subject to these rules should consult his or her tax advisor. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if such shareholder has a relatively minor reduction in its percentage stock ownership under the above analysis.

Cash received in lieu of a fractional share. Cash received by a Patriot shareholder in lieu of a fractional share of Susquehanna common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the shareholder’s aggregate adjusted tax basis of the shares of Patriot common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Patriot common stock is more than one year.

Backup Withholding. If a Patriot shareholder receives cash in exchange for surrendering shares of Patriot common stock, the shareholder may be subject to backup withholding at a rate of 28% if the shareholder is a non-corporate United States person and (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns or (iii) in certain circumstances, fails to comply with applicable certification requirements. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s United States federal income tax liability provided that the shareholder furnishes the required information to the IRS.

The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, a Patriot shareholder’s individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, Patriot shareholders are strongly urged to consult with their tax advisors to determine the particular United States federal, state, local and foreign income and other tax consequences to them of the merger.

Employee Benefit Plans

Employee Benefit Plans. Following the effective time of the merger, employees of Patriot and its subsidiaries will be eligible to participate in those benefit plans of Susquehanna or its subsidiaries in which similarly situated employees of Susquehanna or its subsidiaries participate, to the same extent that similarly situated employees of Susquehanna or its subsidiaries participate; provided, however, that until the first anniversary after the effective date of the merger, Susquehanna may instead provide that employees of Patriot and its subsidiaries will continue to participate in the employee benefit plans of Patriot and its subsidiaries on a basis that is no less favorable to such employees of Patriot and its subsidiaries than those plans under which they participated immediately prior to the effective time of the merger. After the effective time of the merger, Susquehanna may elect not to provide to employees of Patriot and its subsidiaries any benefits which are not then provided by Susquehanna or its subsidiaries to its own employees immediately prior to the effective time of the merger. In the case of benefits that are provided to employees of Susquehanna and its subsidiaries as of the effective time of the merger but are not provided by Patriot or its subsidiaries to its employees prior to the effective time of the merger, then Susquehanna will, as soon as possible, and in no event later than one year after the effective time of the merger, include the employees of Patriot and its subsidiaries in the plans of Susquehanna under which such additional benefits are available.

With respect to each employee benefit plan of Susquehanna and its subsidiaries for which length of service is taken into account for any purpose, service with Patriot or any of its subsidiaries will be treated as service with Susquehanna for purposes of determining eligibility to participate, vesting and entitlement to benefits, including severance benefits and vacation entitlements (but not for accrual of defined benefit pension benefits). Such length of service will also be taken into account for purposes of satisfying waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations. In addition, each plan of Susquehanna and its subsidiaries will waive pre-existing condition limitations to the same extent waived under the applicable Patriot plan. Such employees will also be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the relevant plan of Susquehanna and its subsidiaries.

Severance Plan; Change of Control Retention Plan. Under the terms of the merger agreement, Susquehanna and Patriot have agreed that, prior to the effective time of the merger, Patriot may adopt a severance plan and a change in control retention plan.

Patriot has not adopted a severance plan in connection with the merger as of the date of this joint proxy statement/prospectus. Instead, eligible Patriot employees, including executive officers of Patriot, will be entitled to participate in a severance pay plan implemented by Susquehanna for Patriot employees in connection with the merger, to the extent that such employees would not otherwise receive severance payments pursuant to an existing employment agreement or other arrangement with Patriot. See “– Interests of Certain Persons in the Merger – Existing Agreement among Patriot, Patriot Bank and Richard A. Elko” and “– Execution of New Employment Agreement with Richard A. Elko.” Under this new Severance Pay Plan, if a former Patriot employee is eligible to receive severance under the plan, the amount of severance the employee will receive will be equal to two weeks of the employee’s weekly salary for each year of service (including years of service with Patriot prior to the merger), up to a maximum of 26 weeks of severance and a minimum of 13 weeks of severance for officers and four weeks for all other employees.

With respect to the change of control retention plan, Patriot intends to create a pool of up to $600,000 available for payment to employees of Patriot and its affiliates mutually identified by Patriot and Susquehanna.

Employee Stock Purchase Plan. Pursuant to the terms of the merger agreement, Patriot terminated its Employee Stock Purchase Plan, or ESPP, effective as of December 31, 2003. Upon the effective termination of the ESPP, Patriot distributed all shares held in Patriot employees’ accounts in accordance with the terms of the ESPP.

Deferred Compensation Plans for Patriot Directors. Under the terms of the merger agreement, each Patriot director deferred compensation plan in effect as of December 10, 2003 will be continued and assumed by Susquehanna following the merger but no additional grants will be authorized under such plans. In addition, after the effective time of the merger, each Patriot director who accepts appointment as a director of Susquehanna will be eligible to participate in Susquehanna’s deferred compensation plans for directors.

Supplemental Retirement and Death Benefit Agreements with Patriot Directors. Susquehanna has agreed under the merger agreement that, upon the effective time of the merger, it will assume all obligations to Patriot directors, including Mr. Elko, under Patriot’s supplemental retirement and death benefit agreements existing as of the time of the merger, as described below under “—Interests of Certain Persons in the Merger.”

Employee Stock Ownership Plan. Patriot will be required to terminate the Employee Stock Ownership Plan, or ESOP, immediately prior to the effective time of the merger. To the extent permitted by applicable law and consistent with the fiduciary duties owed by trustees of the ESOP, the trustees of the ESOP will, promptly after the effective time of the merger, sell a sufficient number of shares of Susquehanna common stock received in exchange for Patriot common stock held, unallocated, in the suspense account in the ESOP, such that proceeds of the sale will equal or exceed the then outstanding ESOP indebtedness and will apply the proceeds from such sale to the payment of any ESOP indebtedness. As of December 31, 2003, the amount of indebtedness under the ESOP totaled approximately $1.6 million. Any remaining shares of Susquehanna common stock and cash held in the suspense account after the repayment of the ESOP indebtedness will be allocated to the ESOP participants in accordance with the terms of the ESOP and applicable laws and regulations. Patriot will also be required to apply to the Internal Revenue Service for a favorable determination letter on the tax-qualified status of the ESOP on termination and any amendments made to the ESOP in connection with its termination, or otherwise if such amendments have not previously received a favorable determination from the IRS.

Outplacement Services for Patriot Employees. After the effective time of the merger, Patriot employees who are part of any reduction in force in connection with the merger will be eligible to participate in Susquehanna’s outplacement services plan for employees of Susquehanna and its subsidiaries. These outplacement services will be provided for a period of not less than six months by an outplacement agency selected by Susquehanna.

Treatment of Patriot Stock Options and Restricted Share Awards

Acceleration of Vesting of Options and Restricted Share Awards. All unvested options and restricted share awards granted under Patriot’s 1996 Stock-Based Incentive Plan and the 2002 Stock Option Plan will vest immediately upon the merger.

Incentive Stock Options. Each outstanding incentive stock option to acquire Patriot common stock granted under Patriot’s equity compensation plans will be converted automatically at the effective time of the merger into an incentive stock option to purchase Susquehanna common stock. These incentive stock options will continue to be governed by the terms of the Patriot equity compensation plans under which they were granted, except that:

•	the number of shares of Susquehanna common stock subject to the new Susquehanna incentive stock option will be equal to the product of the number of shares of Patriot common stock subject to the Patriot incentive stock option immediately prior to the effective time of the merger multiplied by the exchange ratio described in the merger agreement, rounded down to the nearest whole share; and

•	the exercise price per share of Susquehanna common stock subject to the new Susquehanna incentive stock option will be equal to the exercise price per share of Patriot common stock under the Patriot incentive stock option immediately prior to the effective time of the merger divided by the exchange ratio described in the merger agreement, rounded up to the nearest cent.

Nonqualified Stock Options. Each outstanding nonqualified stock option will be cancelled upon the effective date of the merger. Holders of nonqualified stock options will be entitled to receive cash per share underlying such option equal to the excess of $30.00 over the exercise price for each share subject to such outstanding option, less any applicable withholding taxes. Any cash consideration to be paid by Susquehanna for cancellation of nonqualified stock options will be counted toward the total cash amount that Susquehanna will be required to pay in connection with the merger. See “—Election Procedure” or “—Allocated”.

Restricted Share Awards. Each outstanding restricted share will vest immediately upon the merger, and will be converted into 1.143 shares of Susquehanna common stock.

In addition, Susquehanna will assume each Patriot equity compensation plan pursuant to which incentive stock options were granted and are outstanding as of the effective time of the merger. Susquehanna does not intend, however, to issue any new awards under these plans after the merger, and will instead issue awards under its existing equity compensation plans.

Dividend Reinvestment and Stock Purchase Plan. Pursuant to the terms of the merger agreement, Patriot will be required to terminate its Dividend Reinvestment and Stock Purchase Plan immediately after the first dividend payment date in 2004. Upon the effective termination of the Dividend Reinvestment and Stock Purchase Plan, Patriot will distribute all shares and the value of all cash held in participant’s plan accounts in accordance with the terms of the plan.

Interests of Certain Persons in the Merger

In considering the recommendation of the Patriot board of directors that Patriot shareholders vote in favor of approval of the merger agreement, Patriot shareholders should be aware that certain Patriot executive officers and directors have interests in the merger that may be different from, or in addition to, their interests as shareholders of Patriot. Patriot’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

Indemnification and insurance. Susquehanna and Patriot have agreed in the merger agreement that, from and after the effective time of the merger, Susquehanna will indemnify and hold harmless each present and former director and officer of Patriot or any of its subsidiaries against any losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining or relating to the merger agreement or such person’s position as a former director or officer of Patriot. Susquehanna has also agreed in the merger agreement that, for a period of six years after the effective time of the merger, it will cause the former directors and officers of Patriot to be covered by the directors’ and officers’ insurance policy maintained by Susquehanna or by a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Patriot policies, subject to certain maximum cost limits.

Supplemental Retirement and Death Benefit Agreements. Patriot Bank is currently a party to supplemental retirement and death benefit agreements with certain of its directors, including Richard A. Elko, President and

Chief Executive Officer of Patriot and James A. Bentley, Jr. Under the terms of these agreements, the merger will constitute a change in control and all unvested benefits accruing under the agreement will fully vest upon the merger.

Bonus Acceleration. Patriot intends to pay, prior to the effective time of the merger, a pro-rata bonus for the year ending December 31, 2004, to each eligible officer, or employee. Such bonus will be paid based on the rate at which bonus expense is accrued under Patriot’s 2004 budget. It is expected that Messrs. Elko, Kevin R. Pyle and James G. Blume and Ms. Naugle will be eligible to receive these accelerated bonus payments prior to the year ending December 31, 2004 under this acceleration program.

Executive officers of surviving bank. Upon completion of the merger and receipt of all required approvals, Susquehanna intends to appoint Richard A. Elko, the current President and Chief Executive Officer of Patriot, to serve as president and chief executive officer of the Equity Bank, which will be renamed Patriot Bank in connection with the merger.

Susquehanna board of directors. Susquehanna has agreed in the merger agreement that as of the effective time of the merger, it will increase the size of its board of directors by two members, and as of the effective time, Susquehanna and Patriot will mutually designate two individuals to fill the resulting vacancies on Susquehanna’s board. It is expected that Russell J. Kunkel and James A. Bentley, Jr. will be appointed to serve on Susquehanna’s board.

Bank board of directors. Susquehanna has agreed in the merger agreement that as of the effective time of the merger of Patriot Bank with and into Equity Bank, the board of directors of Equity Bank will be expanded by four members, and as of the effective time, Susquehanna and Patriot will mutually designate four individuals to fill the resulting vacancies on Equity Bank’s board. It is expected that Richard A. Elko, Joni S. Naugle, James B. Elliott and Larry V. Thren will be appointed to serve on Equity Bank’s board. Equity Bank will be renamed as Patriot Bank in connection with this subsidiary bank merger.

Treatment of stock options and restricted share awards.

Incentive stock options. Under the terms of the merger agreement, all unexercised incentive stock options to acquire shares of Patriot common stock outstanding immediately prior to the effective time of the merger will vest and become exercisable upon the merger and will be converted into options to acquire shares of Susquehanna common stock in amounts and at exercise prices as described under “–Treatment of Patriot Stock Options and Restricted Share Awards” above. The terms of each incentive stock option will otherwise remain subject to the terms of the applicable Patriot equity compensation plan and grant agreements in effect immediately prior to the effective time of the merger. As of             , 2004, Patriot executive officers held unexercised incentive stock options to purchase a total of approximately              shares of Patriot common stock with exercise prices ranging from $          to $          per share.

Non-qualified stock options. Under the terms of the merger agreement, all unexercised nonqualified stock options to acquire shares of Patriot common stock outstanding immediately prior to the effective time of the merger will be cancelled and holders of such options will be entitled to receive cash amounts as described under “—Treatment of Patriot Stock Options and Restricted Share Awards” above.

Restricted share awards. Under the terms of the merger agreement, all outstanding Patriot restricted shares will vest immediately upon the merger and will be converted into 1.143 shares of Susquehanna common stock as described under “—Treatment of Patriot stock options and restricted share awards” above. As of January 21, 2004, Patriot executive officers held 4,805 restricted share awards.

Acceleration of options and restricted share awards. All outstanding and unvested incentive stock options and all restricted share awards granted under Patriot’s 1996 Stock-Based Incentive Plan and 2002 Stock Option Plan will vest immediately upon the merger.

The following table sets forth for each of Messrs. Elko, Pyle and Blume and Ms. Naugle information concerning the number of incentive stock options that are subject to accelerated vesting in connection with the merger, the date such options would vest in the absence of a merger and the exercise price of such options.

Name	Number of Options Subject to Accelerated Vesting	Date Options Would Vest Absent Merger(1)	Exercise Price

Richard A. Elko Chief Executive Officer and Director	7,700 7,700 7,700	5/15/05 5/15/06 5/15/07	$ $ $	12.82 12.82 12.82

Kevin R. Pyle Executive Vice President and Chief Lending Officer	1,210 1,100	6/7/04 2/22/05	$ $	8.66 6.53
	1,100 5,500 5,500 5,500	2/22/06 5/15/05 5/15/06 5/15/07	$ $ $ $	6.53 12.82 12.82 12.82

Joni S. Naugle Executive Vice President and Chief Operating Officer	1,100 1,100	2/22/05 2/22/06	$ $	6.53 6.53
	5,500 5,500 5,500	5/15/05 5/15/06 5/15/07	$ $ $	12.82 12.82 12.82

James G. Blume Senior Vice President and Chief Financial Officer	2,200 2,200	2/22/05 2/22/06	$ $	6.53 6.53
	4,400 4,400 4,400	5/15/05 5/15/06 5/15/07	$ $ $	12.82 12.82 12.82

(1)	This table assumes that the merger will be completed after May 15, 2004. If the merger were to be completed after such date, certain additional incentive stock options would be accelerated that otherwise would vest on May 15, 2004.

The following table sets forth for each of Messrs. Bentley, Pyle, and Blume information concerning the number of restricted share awards that are subject to accelerated vesting upon the merger, and the date such awards would vest in the absence of a merger.

Name	Number of Shares Subject to Accelerated Vesting	Date Award Would Vest Absent Merger(1)
James A. Bentley, Jr. Director	559 559	11/27/04 11/27/05

Kevin R. Pyle Executive Vice President and Chief Lending Officer	387	6/7/04

James G. Blume Senior Vice President and Chief Financial Officer	1,100 1,100	5/15/05 5/15/06
	1,100	5/15/07

(1)	This table assumes that the merger will be completed after May 15, 2004. If the merger were to be completed after such date, certain additional options would be accelerated that otherwise would vest on May 15, 2004.

Existing Agreement among Patriot, Patriot Bank and Richard A. Elko. Simultaneously with the execution of the merger agreement, Patriot, Patriot Bank and Richard A. Elko entered into an agreement to become effective upon the effective time of the merger, and pursuant to which Mr. Elko would be entitled to receive the following payments:

•	no later than December 31, 2003, the portion of his bonus compensation for the calendar year 2003 that would otherwise have been payable in early 2004; and

•	a lump sum payment equal to $1,313,477 (less applicable withholding) that will be payable upon the effective time of the merger.

In consideration for the above payments, Mr. Elko has agreed at the effective time of the merger to the following:

•	Mr. Elko’s compensation and other employment rights and related obligations will be determined pursuant to a new employment agreement executed between Mr. Elko and Equity Bank, as described below;

•	Mr. Elko’s current employment agreement with Patriot and Patriot Bank will be terminated immediately upon the effective time of the merger, and Mr. Elko agrees to release Patriot and Patriot Bank and their successors from any claims relating to the current employment agreement with Patriot and Patriot Bank;

•	Mr. Elko waives his right to any benefits or payments he would otherwise be entitled to receive under the current employment agreement with Patriot and Patriot Bank; and

•	Mr. Elko consents to the cancellation of any of his nonqualified stock options that are not otherwise exercised prior to the merger, provided that he will receive cash consideration for such options as provided under the terms of the merger agreement. See “—Treatment of Patriot Stock Options and Restricted Share Awards.”

Execution of New Employment Agreement with Richard A. Elko. In connection with the merger, Equity Bank will enter into a new employment with Richard A. Elko, the current President and Chief Executive Officer of Patriot, pursuant to which Mr. Elko will become the President and Chief Executive Officer of Equity Bank (which will be renamed as Patriot Bank in connection with the merger), effective as of the effective time of the merger.

Assumption of Existing Employment Agreements. Patriot and its subsidiaries, including Patriot Bank, Patriot Commercial Leasing Company and Patriot Advisors, Inc., are currently parties to employment agreements with a total of three officers, which agreements provide for certain severance benefits in the event of a voluntary or involuntary termination of employment after a change in control of Patriot or the respective subsidiary and during the term of the applicable agreement.

Because completion of the merger will constitute a change in control for purposes of those agreements, the severance benefits provided under those agreements will become payable upon the employee’s termination of employment at any time following the completion of the merger and during the term of the applicable agreement. The severance benefits under each of these employment agreements, consist of the payment of three times such officer’s average annual salary over the preceding five calendar years. In addition, such officer will be entitled to receive continued life, medical, dental and disability coverage for 36 months after the date of termination. The amounts payable to such officers will be reduced, if necessary, to an amount the value of which is $1.00 less than an amount equal to three times his or her base amount, as determined in accordance with Section 280G of the Code.

If the merger is completed, the estimated cash severance payment that will be payable under employment agreements with executive officers of Patriot or a subsidiary of Patriot, upon a termination of employment based on certain assumptions and currently available information, will be approximately $1.8 million for Messrs. Pyle, Blume and Ms. Naugle, respectively, and excluding amounts payable to Mr. Elko as described above.

Restrictions on Resales by Affiliates

Shares of Susquehanna common stock to be issued to Patriot shareholders in the merger have been registered under the Securities Act of 1933 and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Patriot. Any subsequent transfer of shares, however, by any person who is an affiliate of Patriot at the time the merger agreement is submitted for a vote by Patriot shareholders will, under existing law, require either:

•	the further registration under the Securities Act of the Susquehanna common stock to be transferred,

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

•	the availability of another exemption from registration.

An “affiliate” of Patriot is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Patriot. These restrictions generally are expected to apply to the directors and executive officers of Patriot and the holders of 10% or more of Patriot common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Susquehanna will give stop transfer instructions to its transfer agent with respect to the shares of Susquehanna common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended. If any person who is an affiliate of Patriot becomes an affiliate of Susquehanna, such person may only transfer shares in a manner permitted by Rule 144 promulgated under the Securities Act.

Patriot has agreed in the merger agreement to use its reasonable efforts to cause each person who is an affiliate of Patriot for purposes of Rule 145 under the Securities Act to deliver to Susquehanna a written agreement intended to ensure compliance with the Securities Act.

Fractional Shares

Susquehanna will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Susquehanna common stock multiplied by (ii) the average closing price of Susquehanna common stock for the five trading days preceding the merger date.

Effective Time

The merger will become effective at such time as the later of the following has occurred: (i) articles of merger reflecting the merger are filed with the Department of State of the Commonwealth of Pennsylvania or (ii) at a later time as specified in the articles of merger.

We anticipate that the merger will be completed during the second quarter of 2004. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Susquehanna and Patriot will complete the merger. If the merger is not completed on or before November 30, 2004, either Susquehanna or Patriot may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See “– Conditions to the Completion of the Merger” and “– Regulatory Approvals Required for the Merger” below.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

The respective obligations of Susquehanna and Patriot to complete the merger are subject to the following conditions:

•	approval of the merger agreement by Patriot and Susquehanna shareholders;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	absence of any order, decree or injunction of a court or agency of competent jurisdiction which prohibits the completion of the merger;

•	absence of any statute, rule or regulation which prohibits, restricts or makes illegal completion of the merger;

•	effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and relating to the registration of the shares of Susquehanna common stock to be issued in the merger;

•	approval by The NASDAQ National Market of listing of the shares of Susquehanna common stock to be issued in the merger;

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not have a “material adverse effect” on the party making those representations and warranties (see “—Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•	the receipt by each party of an opinion of its counsel substantially to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger.

Representations and Warranties

Each of Patriot and Susquehanna has made representations and warranties to the other in the merger agreement as to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	capital structure;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	compliance with laws;

•	SEC filings;

•	financial statements;

•	absence of material adverse changes;

•	agreements with regulatory agencies and regulatory approvals;

•	receipt of a fairness opinion from its financial advisor;

•	fees payable to financial advisors in connection with the merger; and

•	tax matters.

Susquehanna has also made representations and warranties to Patriot with respect to (i) availability of sufficient cash and cash equivalents on hand to finance the merger and (ii) non-ownership of Patriot common stock. Patriot has also made representations and warranties to Susquehanna with respect to:

•	bank regulatory filings;

•	environmental matters;

•	employee benefit matters;

•	loan portfolio status;

•	properties;

•	material contracts;

•	absence of legal proceedings and regulatory actions;

•	effectiveness of insurance policies; and

•	the inapplicability of state anti-takeover laws.

The term “material adverse effect” as used in the merger agreement, means, with respect to Susquehanna or Patriot, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its subsidiaries taken as a whole, or (ii) the ability of such party and its subsidiaries to effect the transactions contemplated under the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any of the following:

•	changes in banking or similar laws, rules or regulations or interpretations thereof by courts or governmental authorities;

•	changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally;

•	changes attributable to or resulting from general economic conditions, including changes in the prevailing level of interest rates;

•	any action or omission of either party or their subsidiaries taken in accordance with the terms of the merger agreement or with the prior consent of the other party; or

•	any expenses incurred by a party in connection with the merger agreement and the transactions contemplated by the merger agreement.

Conduct of Business Pending the Merger

Patriot has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as otherwise consented to by Susquehanna), to conduct its business in the ordinary course consistent with past practice.

In addition, each of the parties has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of the other party:

•	take any action that is intended or may reasonably be expected to result in any of that party’s representations and warranties being or becoming untrue, or in any conditions to the merger not being satisfied;

•	take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any requisite regulatory approval;

•	declare or pay any dividends on, or make other distributions in respect of its capital stock, other than, in the case of Patriot, Patriot’s normal quarterly dividend not in excess of $0.005 per share more than the dividend declared and paid with respect to the prior quarter’s dividend, and, in the case of Susquehanna, other than its current quarterly dividend, the amount of which may be increased consistent with past practice; or

•	take or cause to be taken any action which would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Patriot has agreed to additional covenants that place restrictions on the conduct of business of Patriot and its subsidiaries, including specific covenants providing that Patriot and its subsidiaries will not, without the prior consent of Susquehanna:

•	amend its articles of incorporation, bylaws or other similar governing documents;

•	repurchase, redeem or otherwise acquire any shares of capital stock of Patriot or any of its subsidiaries or securities convertible into such stock, except for the acquisition of certain shares held in trust accounts or for debts previously contracted;

•	except as required by generally accepted accounting principles or regulatory accounting principles, change its methods of accounting in effect as of December 31, 2002; or

•	split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, or in lieu of or in substitution for shares of its capital stock, or issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into, or any rights or options to acquire, any such shares, except (i) for the issuance of Patriot common stock pursuant to Patriot’s Employee Stock Purchase Plan or upon the exercise of outstanding options issued under employee benefit plans, programs or arrangements in accordance with their present terms, or (ii) to satisfy contingent payment obligations under the purchase agreements for Patriot’s recent acquisition of Bonds & Paulus Associates, Inc. and Pension Benefits, Inc.;

•	enter into any new line of business;

•	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, engage in any repurchase transactions, guarantee or otherwise become responsible for the obligations of any third party;

•	acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any equity interests or assets, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

•	make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair;

•	except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code of 1986, as amended, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between Patriot or any of its subsidiaries and any of its current or former directors, officers or employees (including, without limitation, any retention, stay bonus, severance or change of control agreement, arrangement, plan or policy) except for (i) certain change of control and accelerated bonus payments described above (see “—Interests of Certain Persons in the Merger-Bonus Acceleration and —“Assumption of Existing Employment Agreements”) (ii) the amendment of Richard Elko’s and James A. Bentley’s Supplemental Retirement and Death Benefit Agreement to remove the requirement that the beneficiary be separated from service upon a change of control (as defined in the agreement) as a condition to accelerated vesting of entitlement to benefits thereunder, and (i) the amendment of restricted share award agreements to permit that such restricted shares will vest immediately upon a change of control (as defined in the applicable agreement);

•	except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement;

•	sell, purchase, enter into a lease, relocate, open or close any banking office or file any application pertaining to such action with any regulatory agency;

•	change its existing deposit policy, incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days;

•	change any of its commercial or consumer loan policies, including credit underwriting criteria, or make any material exceptions thereto;

•	purchase any mortgage loan servicing rights;

•	other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; or

•	create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for property or services other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

Additional Agreements

Susquehanna and Patriot have agreed to the following additional agreements under the merger agreement:

•	to promptly prepare and file with the SEC this joint proxy statement/prospectus and the registration statement on Form S-4 of which this joint proxy statement/prospectus is a part;

•	to use their reasonable best efforts to have the registration statement on Form S-4 declared effective under the Securities Act as promptly as practicable after such filing;

•	to mail this joint proxy statement/prospectus to their respective shareholders;

•	to furnish to each other upon request all information, including written communications received by Susquehanna or Patriot, concerning Susquehanna and Patriot, as applicable, and their respective subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus or any other document to be delivered in connection with the merger agreement;

•	to make available to Susquehanna or Patriot, as applicable, and to cause each of its respective subsidiaries to make available during normal business hours its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and any other information as such party may reasonably request;

•	to take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as is reasonably practicable after the date on which the registration statement of which this document is a part becomes effective for the purpose of voting upon the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement;

•	to recommend to its respective shareholders approval of the merger agreement and the transactions contemplated by the merger agreement, subject to the fiduciary duties of each respective board of directors, and subject in Patriot’s case, to the right of Patriot and its board of directors to take action permitted under the merger agreement with respect to a superior proposal;

•	to take all actions necessary to comply with all legal requirements under the merger agreement and the transactions contemplated by the merger agreement, including obtaining appropriate consents and other authorizations, and to cause each of its respective subsidiaries to do the same;

•	to have Susquehanna, or its successors and assigns, as applicable, indemnify Patriot, including its directors, officers, employees and subsidiaries, after the effective time of the merger with respect to actions against them for losses, claims, damages, liabilities, costs and expenses arising in whole or in part out of, or pertaining to, (i) the fact that such person was a director, officer or employee of Patriot or its subsidiaries or (ii) the merger agreement or any of the transactions contemplated by the merger agreement; except that Susquehanna will not be required to indemnify such parties if the loss, claim, damage, liability, cost or expense arose out of, or resulted from, gross negligence, criminal activity, willful misconduct or recklessness of such party;

•	to coordinate with the other party regarding the declaration of any dividends in respect of Susquehanna common stock and Patriot common stock and the record dates and payment dates relating to the same;

•	to authorize and execute a merger agreement as soon as reasonably practicable following the signing of the merger agreement, under which Patriot’s wholly owned subsidiary, Patriot Bank, will merge with Susquehanna’s wholly owned subsidiary, Equity Bank, and Equity Bank will be the resulting company;

•	to appoint four members mutually designated by Patriot and Susquehanna to Equity Bank’s board of directors upon the effectiveness of the merger;

•	to appoint two members mutually designated by Patriot and Susquehanna to the Susquehanna board of directors upon the effectiveness of the merger; and

•	to permit Patriot employees who are terminated in connection with the merger, from and after the effective time of the merger, to participate in Susquehanna’s outplacement services plan for employees of Susquehanna and its subsidiaries for a period of not less than six months by an outplacement agency selected by Susquehanna.

No Solicitation by Patriot

Patriot has agreed that it will not, and it will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, affiliates or representatives to, directly or indirectly:

•	initiate, solicit, encourage or facilitate any inquiries;

•

enter into or participate in any discussions or negotiations with, furnish information relating to Patriot or any of its subsidiaries or afford access to the business, properties, assets, books or records of Patriot or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate, encourage any effort by a third party; or

•	enter into a any letter of intent or similar document or any contract, agreement or commitment;

relating to the following:

•	a tender offer or exchange offer, or proposal for a merger, acquisition of all of the stock or assets of, or other business combination, involving Patriot or its subsidiaries; or

•	the acquisition of a substantial equity interest in, or substantial portion of the assets of, Patriot or any of its subsidiaries.

In this discussion, any offer or proposal of the type described in any of the above points is referred to as an “acquisition proposal.”

In addition, Patriot has agreed that it will not, and it will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, affiliates or representatives to, directly or indirectly:

•	fail to make, withdraw or modify in a manner adverse to Susquehanna, its recommendation to its shareholders to approve the merger agreement, except to the extent otherwise permitted and described below; or

•	grant any waiver or release under any standstill agreement with respect to any class of equity securities of Patriot.

The board of directors of Patriot may:

•	comply with Rule 14d-9 and Rule 14e-2 under the Securities Exchange Act of 1934, as amended (relating to recommendation or solicitation of tender offers) with regard to an acquisition proposal, provided that the Patriot board does not withdraw or modify in a manner adverse to Susquehanna its recommendation to its shareholders to approve the merger agreement (except as noted below); and

•	provide confidential information to, or enter into discussion or negotiations with, a third party in connection with a superior proposal (as defined below).

The term “superior proposal,” as defined under the merger agreement, means any bona-fide, unsolicited written acquisition proposal made by a person other than Susquehanna, which the Patriot board of directors in good faith concludes, after consultation with its financial advisors and outside counsel, taking into account, among other things, all fees, expense reimbursement provisions, conditions and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal:

•	is more favorable to shareholders (in their capacities as shareholders) than the transactions contemplated by the merger agreement with Susquehanna and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Patriot board; and

•	is reasonably capable of being completed.

However, prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, the Patriot board of directors must determine after consultation with counsel that failure to take such action would breach the directors’ duties under applicable law. In addition, Patriot must execute a confidentiality agreement with the other party, with terms no less favorable than those under Patriot’s confidentiality agreements with Susquehanna, and must advise Susquehanna of the requests for such information and the material terms and conditions relating to that other party’s superior proposal within at least 72 hours of providing such information or engaging in discussions or negotiations with the third party.

Patriot also may, in order to accept a superior proposal, withdraw or modify in a manner adverse to Susquehanna its recommendation to its shareholders to approve the merger agreement.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to the prior receipt of all consents or approvals of, and the provision of all notices to federal and state authorities required to complete the merger of Susquehanna and Patriot and the subsequent merger of Patriot Bank with and into Equity Bank, except to the extent that a regulatory agency may waive any such requirement.

Susquehanna and Patriot have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the merger. These approvals include approval from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Pennsylvania Department of Banking and the Commissioner of Banking and Insurance of New Jersey. The merger cannot proceed in the absence of these required regulatory approvals.

A merger of two bank holding companies generally requires the prior approval of the Federal Reserve Board under the Bank Holding Company Act. However, the parties expect that the merger will qualify for the exemption from the requirement of prior Federal Reserve Board approval by virtue of a waiver procedure contained in 12 C.F.R. 225.12(d)(2) available for certain acquisitions which are also subject to the Bank Merger Act and which meet certain other conditions all of which the parties believe are satisfied in this case. The exemption procedure expressly provides, however, that it may be withheld in individual cases by the appropriate Federal Reserve Bank, and in the event Susquehanna is informed by the Federal Reserve Bank of Philadelphia that an application for prior approval of the merger by the Federal Reserve Board is required, such application will be filed. In such event, the merger will be reviewed under statutory criteria similar to those, referred to below, applicable to the bank merger.

Susquehanna and Patriot are not aware of any material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below and compliance with the applicable corporation laws of Pennsylvania and New Jersey. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions.

Federal Reserve Board. The parties intend to merge Patriot Bank with and into Equity Bank immediately after the merger. The bank merger is subject to the prior approval of the Federal Reserve Board, under the Bank Merger Act. The Federal Reserve Board may not approve the merger if:

•	it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

•	the effect of the merger, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade,

unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company or companies and the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each applicant bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by such bank. In addition, the Federal Reserve Board must take into account the effectiveness of the bank holding company or companies in combating money laundering activities. Applicable regulations require publication of notice of an application for approval of the bank merger and an opportunity for the public to comment on the application in writing and to request a hearing. Any transaction approved by the Federal Reserve Board generally may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divestiture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

State Approvals and Notices. The merger is subject to the prior approval of the Pennsylvania Department of Banking under Section 115 of the Pennsylvania Banking Code. In determining whether to approve the merger, the Pennsylvania Department of Banking will consider, among other things, whether the purposes and probable effects of the merger would be consistent with the purposes of the Pennsylvania Banking Code, as set forth in Section 103 thereof, and whether the merger would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or stockholders of the institutions involved. The bank merger is subject to approval by the Commissioner of Banking and Insurance of New Jersey under the New Jersey Banking Act of 1948, as amended. In determining whether to approve the bank merger, the Pennsylvania Department of Banking will consider, among other things, whether the bank merger would be in the public interest.

There can be no assurance that all requisite approvals will be obtained or that such approvals will be received on a timely basis.

Termination of the Merger Agreement

General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by both the shareholders of Patriot and of Susquehanna, in any of the following ways:

•	by mutual consent of Susquehanna and Patriot;

•	by either Susquehanna or Patriot, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity; except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of that party to perform or observe its covenants contained in the merger agreement;

•	by either Susquehanna or Patriot, if any governmental entity has issued a final nonappealable order enjoining or otherwise prohibiting the merger;

•	by either Susquehanna or Patriot, if the merger is not completed on or before November 30, 2004, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

•	by either Susquehanna or Patriot, if (i) the terminating party is not then in material breach of its obligations under the merger agreement regarding shareholder approval, except as otherwise permitted with respect to a superior proposal and (ii) the approval of the shareholders of either Susquehanna of Patriot required for completion of the merger is not obtained, after all reasonable efforts, at the special meetings to be held by Susquehanna and Patriot, or at any adjournment or postponement thereof;

•	by either Susquehanna or Patriot, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations or warranties of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations and warranties described above under “– Conditions to Completion of the Merger;”

•	by either Susquehanna or Patriot if (i) the terminating party is not then in material breach of any representation, warranty, covenant or agreement contained in the merger agreement, and (ii) there has been a material breach of any of the covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

•	by Susquehanna if (i) the Patriot board of directors, in order to accept a superior proposal, withdraws or modifies in a manner adverse to Susquehanna its recommendation to its shareholders to approve the merger agreement, or (ii) prior to acceptance for payment of Patriot common stock, any person or group becomes the beneficial owner of at least 20% of the outstanding Patriot common stock; or

•	by Patriot, if the price of Susquehanna common stock declines below certain levels established by formulas set forth in the merger agreement, and as described in the following paragraphs.

Price-based termination. According to the terms of the merger agreement, Patriot has the right to terminate the merger if both of the following conditions are satisfied:

(1) the average closing price of Susquehanna common stock as reported on The NASDAQ National Market for the 20 consecutive trading days ending on the third calendar day immediately prior to the effective date of the merger is less than $20.32, and

(2) the “Susquehanna Ratio” is less than the “Bank Index Ratio.”

•	“Susquehanna Ratio” is the amount obtained by dividing the average of the last reported sale prices per share of Susquehanna common stock as reported on The NASDAQ National Market during the 20-day valuation period by $25.40 (which was the closing price of Susquehanna common stock on December 10, 2003).

•	“Bank Index Ratio” is the amount obtained by dividing the closing price of The NASDAQ Bank Index on the third calendar day immediately prior to the effective date of the merger by $2834.66 (which was the closing price of The NASDAQ Bank Index on December 10, 2003), and subtracting 0.20 from that quotient.

In order to exercise this termination right, Patriot would have to give prompt written notice to Susquehanna at any time during the two-day period ending on the day the merger would otherwise become effective. During the two-day period beginning with its receipt of Patriot’s notice, Susquehanna will have the option to avoid termination by electing to increase the total stock consideration and/or the total cash consideration in a manner such that the conditions in either clause (1) or (2) immediately above will be deemed not to exist:

•	the condition set forth in clause (1) above will be deemed not to exist if the stock consideration for each Patriot share and/or the cash consideration for each Patriot share is increased so that the per share consideration after the increase is not less than 84% of the per share consideration calculated by using $25.40 in lieu of the average closing price per share of Susquehanna common stock as referred to above; and

•	the condition set forth in clause (2) above will be deemed not to exist if the stock consideration for each Patriot share and/or the cash consideration for each Patriot share is increased so that the Adjusted Susquehanna Index is not less than the Bank Index Ratio. The term “Adjusted Susquehanna Ratio” means the number obtained by dividing (x) the (i) sum of the average closing price as referred to above, plus (ii) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the per share stock consideration and/or per share cash consideration by the total number of shares of Patriot common stock outstanding on the third calendar day immediately prior to the effective date, by (y) $25.40.

The description in this section of Patriot’s right to terminate the merger agreement because of a decline of Susquehanna’s stock price is not complete and is qualified in its entirety by reference to the specific provisions of the merger agreement.

It is not possible to know whether the price-based termination right will be triggered until after the third calendar day immediately prior to the effective date of the merger. The Patriot board has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the Patriot board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with its financial advisors and legal counsel. If Patriot’s shareholders approve the merger agreement at the special meeting and afterward the price-based termination right is triggered, the Patriot board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and/or the total cash consideration and without any further action by or re-solicitation of the shareholders of Patriot, or to terminate the merger agreement.

Termination Fee. Patriot must pay Susquehanna a termination fee of $8.5 million if:

•	Susquehanna terminates the merger agreement because Patriot (i) breaches its covenants relating to non-solicitation as described above under “– No Solicitation by Patriot,” (ii) fails to recommend the merger to its shareholders or withdraws or adversely modifies its recommendation of the merger (except to accept a superior proposal), or (iii) fails to take all necessary action to comply with all legal requirements to consummate the transactions contemplated in the merger agreement, and to obtain any governmental consent, approval or authorization in connection with the merger;

•	Susquehanna terminates the merger agreement because (i) Patriot’s board of directors, in order to accept a superior proposal, withdraws or adversely modifies its recommendation of the merger, or (ii) a third party becomes the beneficial owner of at least 20% of the outstanding Patriot common stock; or

•	Patriot receives a third party acquisition proposal prior to termination of the merger agreement, fails to consummate the merger by November 30, 2004, and any of the following events occurs within twelve months following such termination:

•	Patriot merges with a third party;

•	the third party directly or indirectly acquires more than 50% of the total assets or outstanding common stock of Patriot; or

•	Patriot institutes a plan of liquidation, recapitalization or share repurchase relating to more than 50% of its outstanding common stock or pays an extraordinary dividend relating to more than 50% of its outstanding common stock.

Patriot agreed to this termination fee arrangement in order to induce Susquehanna to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Patriot.

Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of Susquehanna or Patriot or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

•	except as otherwise provided by the merger agreement, Susquehanna and Patriot each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the merger, each of Susquehanna and Patriot may, to the extent legally allowed:

•	extend the time for the performance of the obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

Amendment. Subject to compliance with applicable law, Susquehanna and Patriot may amend the merger agreement at any time before or after approval of the merger agreement by Patriot shareholders. However, after approval of the merger agreement by Patriot shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Patriot shareholders except as contemplated by the merger agreement.

NASDAQ Listing

Susquehanna common stock is listed on The NASDAQ National Market. Susquehanna has agreed to use its reasonable best efforts to cause the shares of Susquehanna common stock to be issued in the merger to be listed on The NASDAQ National Market. It is a condition of the merger that those shares be listed on The NASDAQ National Market.

Expenses

The merger agreement provides that each of Susquehanna and Patriot will pay its own expenses in connection with the transactions contemplated by the merger agreement.

Dissenters Rights

Dissenters rights are statutory rights that enable shareholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters rights are not available in all circumstances and exceptions to those rights are set forth in the Pennsylvania business corporation law.

Patriot shareholders are not entitled to dissenters rights under Pennsylvania law in connection with the merger because shares of Patriot are listed on The NASDAQ National Market. Pennsylvania law generally states that in connection with the consummation of a plan of merger, shareholders of a company whose stock is listed on a national securities exchange or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc. are not entitled to dissenters rights.

Accounting Treatment

For purposes of preparing Susquehanna’s consolidated financial statements, Susquehanna will establish a new accounting basis for Patriot’s assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. A final determination of asset and liability values and required purchase accounting adjustments has not yet been made. Susquehanna will determine the fair value of Patriot’s assets and liabilities and will make appropriate purchase accounting adjustments upon completion of that determination. However, for purposes of disclosing pro forma information in this joint proxy statement/prospectus, Susquehanna has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

Proposed 144A Offering by Susquehanna

During the first quarter of 2004, Susquehanna anticipates offering approximately $50.0 million in subordinated notes in a private placement in accordance with Rule 144A of the Securities Act. The exact terms of the subordinated notes will not be determined until shortly before the offering is to be consummated. The net proceeds from the offering will be used to pay the cash consideration to be exchanged in the merger. Any remaining proceeds from the offering would be used for general corporate purposes. This document does not constitute an offer of any such debt securities for sale.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of Susquehanna and Patriot may have appeared had the businesses actually been combined at an earlier date. The unaudited pro forma condensed combined financial information shows the impact of the merger of Susquehanna and Patriot on the companies’ respective historical financial positions and results of operations under the purchase method of accounting with Susquehanna treated as the acquirer. Under this method of accounting, the assets and liabilities of Patriot will be recorded by Susquehanna at their estimated fair values as of the date the merger is completed. The unaudited pro forma condensed combined financial information combines the historical financial information of Susquehanna and Patriot as of and for the nine months ended September 30, 2003 and for the year ended December 31, 2002. The unaudited pro forma condensed combined balance sheet as of September 30, 2003 assumes the merger was completed on that date. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger had been completed on January 1, 2002. In addition, the unaudited pro forma condensed combined financial information includes the effects of Susquehanna’s anticipated $50 million subordinated debt offering expected to occur in the first quarter of 2004. See “The Merger—144A Offering.”

The merger agreement was executed on December 10, 2003 and provides that Patriot shareholders will be entitled to elect to receive either $30.00 in cash, 1.143 shares of Susquehanna common stock or a combination thereof. Elections by Patriot shareholders to receive either stock or cash consideration in the merger will be subject to allocation procedures described above under “The Merger—Allocation.” The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes of both Susquehanna and Patriot.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate financial results of the combined companies had the companies actually been combined at the beginning of each period presented and had the impact of possible revenue enhancements, expense efficiencies, and asset dispositions, among other factors, been considered. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment.

Susquehanna Bancshares, Inc./ Patriot

Pro Forma Condensed Combined Balance Sheet

(unaudited)

	As of the Nine Months Ended September 30, 2003
	As Reported		Pro Forma Adjustments			Combined
	Susquehanna	Patriot
	(in thousands)
Assets
Cash and due from banks	$164,444	$16,355	$49,000	(A	)	$185,731
			1,587	(B	)
			65	(C	)
			(3,384)	(D	)
			(42,336)	(I	)
Short-term investments:
Restricted	57,798					57,798
Unrestricted	38,641	2,777				41,418

Total short-term investments	96,439	2,777	0			99,216

Securities	1,022,531	334,627				1,357,158
Loans and leases, net of unearned income	4,147,957	604,412	16,512	(E	)	4,768,881
Less: Allowance for loan and lease losses	41,513	6,809				48,322

Net loans and leases	4,106,444	597,603	16,512			4,720,559

Premises and equipment, net	59,959	10,396				70,355
Goodwill	59,122	12,136	211,701	(I	)	221,851
			(65,654)	(H	)
			3,513	(F	)
			3,384	(D	)
			1,639	(G	)
			(3,990)	(E	)
Core Deposit intangible and other intangible assets with finite lives	4,529	3,478	15,680	(E	)	21,166
			(2,521)	(G	)
Other assets	339,944	33,749	1,000	(A	)	374,693

Total assets	$5,853,412	$1,011,121	$186,196			$7,050,729

Liabilities and Shareholders’ Equity
Deposits:
Noninterest-bearing	$688,897	$34,552				$723,449
Interest-bearing	3,283,821	589,436	3,018	(E	)	3,876,275

Total deposits	3,972,718	623,988	3,018			4,599,724
Short-term borrowings	424,575	46,270				470,845
FHLB and other borrowings	605,562	249,455	20,702	(E	)	875,719
Long-term debt	130,000	20,500	50,000	(A	)	202,834
			2,334	(E	)
Deferred taxes	93,865	0	2,148	(E	)	92,709
			(1,891)	(F	)
			(469)	(B	)
			(62)	(C	)
			(882)	(G	)
Other liabilities	85,483	7,437	5,404	(F	)	98,324

Total liabilities	5,312,203	947,650	80,302			6,340,155

Shareholders’ equity:
Common stock	79,657	0	12,904	(I	)	92,561
Common stock acquired by ESOP	0	(1,587)	1,587	(B	)	0
Common stock acquired by MRP(1)	0	(65)	65	(C	)	0
Additional paid-in capital	65,714	68,186	1,339	(B	)	222,175
			6,619	(B	)
			176	(C	)
			(76,320)	(H	)
			156,461	(I	)
Retained earnings	398,198	7,212	(870)	(B	)	398,198
			(6,619)	(B	)
			(114)	(C	)
			391	(H	)
Treasury stock	0	(9,146)	9,146	(H	)	0
Accumulated other comprehensive income (loss)	(2,360)	(1,129)	1,129	(H	)	(2,360)

Total shareholders’ equity	541,209	63,471	105,894			710,574

Total Liabilities and Shareholders’ Equity	$5,853,412	$1,011,121	$186,196			$7,050,729

The accompanying notes are an integral part of these consolidated financial statements.

(1)	The grant of restricted share awards under Patriot’s equity compensation plans is referenced as the Management Retention Plan (MRP) in Patriot’s historical financial statements.

Susquehanna Bancshares, Inc./ Patriot

Pro Forma Condensed Combined Statement of Income

(unaudited)

	For the Nine Months Ended September 30, 2003
	As Reported		Pro Forma Adjustments			Combined
	Susquehanna	Patriot
	(dollars in thousands, except per share data)
INTEREST INCOME:
Loans and leases, including fees	$184,000	$32,227	($3,096)	(J	)	$213,131
Securities	30,434	12,088				42,522
Short-term investments	542	13				555

Total interest income	214,976	44,328	(3,096)			256,208

INTEREST EXPENSE:
Deposits	48,305	9,513	(1,132)	(K	)	56,686
Short-term borrowings	2,490	1,466				3,956
FHLB and other borrowings	17,282	8,973	(3,105)	(L	)	23,150
Long-term debt	7,780	1,457	2,438	(M	)	11,237
			(438)	(N	)

Total interest expense	75,857	21,409	(2,237)			95,029

Net interest income	139,119	22,919	(859)			161,179
Provision for loan and lease losses	7,545	2,900				10,445

Net interest income, after provision for loan and lease losses	131,574	20,019	(859)			150,734

NONINTEREST INCOME:
Service charges on deposit accounts	14,573	2,678				17,251
Vehicle origination and servicing fees	21,120	0				21,120
Asset management fees	7,369	1,532				8,901
Income from fiduciary-related activities	4,390	0				4,390
Net gain on sale of loans and leases	8,828	1,918				10,746
Commissions on insurance sales	6,092	0				6,092
Net gain on securities	2,110	1,366				3,476
Other	14,613	1,334				15,947

Total noninterest income	79,095	8,828	0			87,923

NONINTEREST EXPENSES:
Salaries and employee benefits	68,401	12,249				80,650
Occupancy and equipment	16,710	3,244				19,954
Amortization of intangible assets	470	397	(356)	(O	)	1,687
			1,176	(P	)
Vehicle residual value	4,833	0				4,833
Vehicle delivery and preparation	9,116	0				9,116
Other	42,055	5,059				47,114

Total noninterest expenses	141,585	20,949	820			163,354

Income before income taxes	69,084	7,898	(1,679)			75,303
Provision for income taxes	20,725	1,509	(588)	(Q	)	21,646

NET INCOME	$48,359	$6,389	($1,091)			$53,657

Earnings per share:
Basic	$1.22	$1.01				$1.18
Diluted	$1.21	$0.95				$1.16
Average shares outstanding:
Basic	39,712	6,357	(6,357)	(R	)	45,525
			5,813	(R	)
Diluted	39,998	6,752	(6,752)	(R	)	46,172
			6,174	(R	)

The accompanying notes are an integral part of these consolidated financial statements.

Susquehanna Bancshares, Inc./ Patriot

Pro Forma Condensed Combined Statement of Income

(unaudited)

	For the Year Ended December 31, 2002
	As Reported		Pro Forma Adjustments			Combined
	Susquehanna	Patriot
	(dollars in thousands, except per share data)
INTEREST INCOME:
Loans and leases, including fees	$260,420	$49,020	($4,128)	(J	)	$305,312
Securities	54,942	17,021				71,963
Short-term investments	1,351	73				1,424

Total interest income	316,713	66,114	(4,128)			378,699

INTEREST EXPENSE:
Deposits	82,499	14,479	(1,509)	(K	)	95,469
Short-term borrowings	3,919	4,232				8,151
FHLB and other borrowings	34,319	16,247	(4,140)	(L	)	46,426
Long-term debt	8,736	1,900	3,250	(M	)	13,302
			(584)	(N	)

Total interest expense	129,473	36,858	(2,983)			163,348

Net interest income	187,240	29,256	(1,145)			215,351
Provision for loan and lease losses	10,664	4,075				14,739

Net interest income, after provision for loan and lease losses	176,576	25,181	(1,145)			200,612

NONINTEREST INCOME:
Service charges on deposit accounts	16,905	5,465				22,370
Vehicle origination and servicing fees	24,727	0				24,727
Asset management fees	9,824	0				9,824
Income from fiduciary-related activities	4,853	0				4,853
Net gain on sale of loans and leases	4,626	0				4,626
Income from bank-owned life insurance	6,540	0				6,540
Commissions on insurance sales	3,666	0				3,666
Net gain on securities	3,357	1,351				4,708
Other	19,652	425				20,077

Total noninterest income	94,150	7,241	0			101,391

NONINTEREST EXPENSES:
Salaries and employee benefits	82,571	12,757				95,328
Occupancy and equipment	20,894	4,065				24,959
Amortization of intangible assets	639	486	(475)	(O	)	2,218
			1,568	(P	)
Vehicle residual value	6,384	0				6,384
Vehicle delivery and preparation	9,444	0				9,444
Other	61,731	5,356				67,087

Total noninterest expenses	181,663	22,664	1,093			205,420

Income before income taxes	89,063	9,758	(2,238)			96,583
Provision for income taxes	27,342	2,060	(783)	(Q	)	28,619

NET INCOME	$61,721	$7,698	($1,455)			$67,964

Earnings per share:
Basic	$1.56	$1.29				$1.51
Diluted	$1.55	$1.26				$1.50
Average shares outstanding:
Basic	39,496	5,947	(5,947)	(R	)	44,934
			5,438	(R	)
Diluted	39,781	6,120	(6,120)	(R	)	45,377
			5,596	(R	)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information related to the merger is included for the year ended December 31, 2002 and as of and for the nine months ended September 30, 2003. The pro forma adjustments included herein reflect the exchange of shares of Patriot common stock for shares of Susquehanna common stock using an exchange ratio of 1.143 shares of Susquehanna common stock for each share of Patriot common stock. The pro forma adjustments included herein also assume that a total of 6,620,556 shares of Patriot common stock will be exchanged in connection with the merger, which was the number of shares of Patriot common stock outstanding at September 30, 2003, and reflects the impact of the exchange of approximately 271,121 shares outstanding under the Patriot Employee Stock Ownership Plan, 95,928 shares to be issued to satisfy Patriot’s contingent payment obligations under the purchase agreements for Patriot’s recent acquisition of Bonds & Paulus Associates, Inc. and Pension Benefits, Inc., and stock options to purchase 580,783 shares of Patriot common stock, which will be converted into options to purchase shares of Susquehanna common stock. In addition, under the terms of the merger agreement, Patriot shareholders will be entitled to elect to receive either $30.00 in cash, 1.143 shares of Susquehanna common stock or a combination thereof. Patriot shareholder elections are subject to allocation procedures as described in this document under the section entitled “The Merger—Allocation.”

The merger will be accounted for using the purchase method of accounting. Accordingly, Susquehanna’s cost to acquire Patriot will be allocated to the assets (including identifiable intangible assets) and liabilities of Patriot at their respective fair values on the date the merger is completed.

The unaudited pro forma condensed combined financial information includes estimated adjustments to record the assets and liabilities of Patriot at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Patriot’s tangible, and identifiable intangible, assets and liabilities as of the completion date. Accordingly, the final purchase accounting adjustments and restructuring charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets and other items of Patriot as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

Certain amounts in the historical consolidated financial statements of Patriot Bank have been reclassified to conform to Susquehanna’s historical financial information presentation. The unaudited pro forma condensed combined financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger actually been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information for the merger includes the pro forma balance sheet as of September 30, 2003 assuming the merger was completed on September 30, 2003. The pro forma income statements for the nine months ended September 30, 2003 and the year ended December 31, 2002 were prepared assuming the merger was completed on January 1, 2002.

The allocation of the purchase price follows:

	September 30, 2003
	(dollars in thousands)
Purchase Price
Pro forma Patriot fully diluted common stock outstanding (in thousands)	7,056
x 80% to be exchanged for Susquehanna common stock
Exchange ratio	1.143

Total Susquehanna common stock to be issued	6,452
Purchase price of Susquehanna common stock per share	26.25

	$169,365
x 20% to be exchanged for cash at $30.00 per share	42,336

Purchase Price	$211,701
Expenses associated with the acquisition	6,897

Total Purchase Price	$218,598

Net Assets Acquired
Patriot shareholders’ equity	$63,471
Adjustment for MRP and ESOP(1)	2,183
Estimated adjustments to reflect assets acquired at fair value:
Loans	16,512
Identified intangibles	13,159
Estimated amount allocated to liabilities assumed at fair value:
Deposits	(3,018)
FHLB and other borrowings	(20,702)
Long-term debt	(2,334)
Deferred taxes	(1,266)

Net assets acquired	$68,005

Goodwill resulting from merger		$150,593

(1)	The grant of restricted share awards under Patriot’s equity compensation plans is referenced as the Management Retention Plan (MRP) in Patriot’s historical financial statements.

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(A) Estimated proceeds from a $50,000 subordinated debt offering by Susquehanna, net of expenses of $1,000. The offering is anticipated to occur during the first quarter of 2004. Related interest expense is computed at 6.30% per annum. For a further discussion, please see “The Merger—144A Offering.”

(B) To terminate the Patriot ESOP.

(C) To terminate the MRP.

(D) Cash outlays for professional services related to the merger.

(E) Fair value adjustments for fixed-rate loans, fixed-rate non-core deposits, fixed-rate FHLB and other borrowings, and other fixed-rate long-term debt instruments, net of taxes.

(F) To record change of control payments at Patriot as goodwill as a result of the transaction.

(G) To eliminate Patriot’s historical core deposit intangible.

(H) To eliminate Patriot’s historical shareholders’ equity, net of plan termination adjustments.

(I) To record the issuance of Susquehanna common stock and the payment of cash consideration of $42,336 to Patriot shareholders in connection with the merger.

(J) Amortization of the $16,512 fair value adjustment to loans over an average life of four years.

(K) Amortization of the $3,018 fair value adjustment to non-core deposits over an average life of two years.

(L) Amortization of the $20,702 fair value adjustment to FHLB and other borrowings over an average life of five years.

(M) To record interest expense on $50,000 subordinated debt issue at 6.30% and the amortization of capitalized costs incurred with the $50,000 subordinated debt issue. Amortization is computed straight-line, over ten years.

(N) Amortization of the $2,334 fair value adjustment to long-term debt over an average life of four years.

(O) Adjustment to reverse amortization of Patriot’s historic core deposit intangible.

(P) Amortization of the core deposit intangible created as a result of the transaction, over 10 years.

(Q) Adjustment to record the tax effect of the pro forma adjustments using Susquehanna’s incremental tax rate of 35%.

(R) Weighted average shares were calculated using the historical weighted average basic and diluted shares outstanding of Susquehanna and the shares issued in exchange for Patriot’s outstanding shares, as well as the common stock equivalent of Susquehanna shares for the unexercised Patriot stock options assumed for the year-ended December 31, 2002 and the nine months ended September 30, 2003. Earnings per share data have been computed based upon the pro forma combined income of Susquehanna and Patriot and the pro forma basic and diluted shares of the combined entity.

MARKET PRICES AND DIVIDEND INFORMATION

Susquehanna common stock and Patriot common stock trade on The NASDAQ National Market under the symbols “SUSQ” and “PBIX,” respectively.

The following table lists trading information for Patriot common stock and Susquehanna common stock on The NASDAQ National Market on December 10, 2003 and             , 2004. December 10, 2003 was the last full day of trading of common stock of Susquehanna and Patriot, respectively, before the public announcement of the signing of the merger agreement.             , 2004 was the last full trading day prior to the printing of this joint proxy statement/prospectus.

	Susquehanna						Patriot
	High		Low		Close		High		Low		Close
December 10, 2003		$26.00		$25.40		$25.40		$23.07		$22.85		$23.05
, 2004	$		$		$		$		$		$

The table below lists the high and low quarterly sales price for the common stock of Susquehanna and the common stock of Patriot as reported in published financial sources for each fiscal quarter during the last two years.

	Susquehanna		Patriot(1)
	High	Low	High	Low
Fiscal year 2003:
Fourth Quarter	$27.99	$24.60	$30.04	$19.00
Third Quarter	$27.47	$23.35	$22.46	$16.61
Second Quarter	$24.00	$20.66	$19.00	$15.35
First Quarter	$22.05	$20.13	$15.91	$13.00

Fiscal Year 2002:
Fourth Quarter	$23.32	$19.95	$14.09	$12.12
Third Quarter	$24.25	$17.25	$12.95	$11.41
Second Quarter	$26.00	$21.35	$13.64	$11.82
First Quarter	$25.42	$20.10	$12.54	$9.36

(1)	The high and low quarterly sales price for Patriot common stock prior to the second quarter of 2003 have been adjusted to account for a stock dividend of one new share for every 10 shares of Patriot common stock owned on April 11, 2003.

During the two most recent fiscal years, cash dividends on Susquehanna common stock have been declared quarterly in the annual amount per share of $0.64 through the nine months ended September 30, 2003 and $0.81 for the year ended December 31, 2002. Dividends are paid by Susquehanna as and when declared by Susquehanna’s board of directors.

During the two most recent fiscal years, cash dividends on Patriot common stock have been declared quarterly in the annual amount per share of $0.36 through the nine months ended September 30, 2003 and $0.37 for the year ended December 31, 2002. Dividends are paid by Patriot as and when declared by Patriot board of directors.

As of             , 2004, the record number of Susquehanna shareholders was approximately             and the record number of Patriot’s shareholders was approximately             .

Following the merger, Susquehanna’s common stock will continue to be listed on The NASDAQ National Market, and there will be no further market for Patriot common stock.

SELECTED PROVISIONS OF THE ARTICLES OF INCORPORATION

OF SUSQUEHANNA

The following is a summary of certain material provisions of Susquehanna’s articles of incorporation. This summary is qualified in its entirety by reference to the complete articles of incorporation of Susquehanna, a copy of which has been filed as an exhibit to Susquehanna’s Annual Report on Form 10-K for year ended December 31, 2002, and may be obtained in the manner described under “Where You Can Find More Information” on page 93.

Board of Directors’ Evaluation of an Acquisition Transaction

The articles of incorporation of Susquehanna provide that the board of directors may oppose, recommend, or remain neutral with respect to an “acquisition transaction,” as defined below, on the basis of the board of directors’ evaluation of what is in the best interests of Susquehanna. When considering whether to oppose, recommend or remain neutral with respect to an acquisition transaction, the board of directors may evaluate any or all of the following:

•	the adequacy of the consideration being offered, not only in relation to the adequacy of the consideration being offered and the then current market price of Susquehanna’s securities, but also in relation to (a) the historical and present operating results or financial position of Susquehanna, (b) whether equal or more favorable consideration could be obtained currently or in the future in a freely negotiated transaction with another party and (c) the future value of Susquehanna as a continuing independent entity;

•	the economic or social effects that the acquisition transaction might have on the employees, depositors, and customers of Susquehanna or its subsidiaries and the communities they serve;

•	the reputations and business practices of an offeror and its management and affiliates and whether they might affect the business of Susquehanna and its subsidiaries, the future value of Susquehanna’s securities and the employees, depositors, customers and the communities served by Susquehanna and its subsidiaries; and

•	any antitrust or other legal, administrative or regulatory difficulties that might be created by the acquisition transaction.

If the board of directors determines that an acquisition transaction should be opposed, it may take any lawful action to accomplish its purpose, including the following:

•	advising shareholders not to accept the offer;

•	litigation against the offeror;

•	filing complaints with governmental and regulatory authorities;

•	causing Susquehanna to acquire its own securities;

•	selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto;

•	making an acquisition of another entity that the board of directors believes in good faith to be in the best interest of Susquehanna and that also creates an antitrust or other regulatory problem for the offeror; and

•	seeking a more favorable offer from another individual or entity.

Under Susquehanna’s articles of incorporation, the term “acquisition transaction” means any action, proposal, plan or attempt by any corporation or other business entity or any person or group to:

•	make any tender offer or exchange offer for any equity security of Susquehanna;

•	merge or consolidate Susquehanna, or any subsidiary of Susquehanna, with or into another corporation or entity;

•	purchase or otherwise acquire all or substantially all of the assets of Susquehanna or of any of its subsidiaries; or

•	any transaction or series of transactions similar in purpose, form or effect to any of the foregoing.

Votes Required to Approve Business Combinations

Susquehanna’s articles of incorporation includes special voting requirements in connection with the approval of any business combination. A “business combination” includes any one or more of the following transactions:

•	any merger or consolidation of Susquehanna or any subsidiary with or into (i) a 20% shareholder or (ii) any other corporation (whether or not itself a 20% shareholder) which is, or after such merger or consolidation would be, an affiliate of a 20% shareholder; or

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or in a series of related transactions) to or with any 20% shareholder of assets, whether of Susquehanna or any subsidiary or subsidiaries of Susquehanna, or any combination thereof, the aggregate value of which is equal to or greater than 10% of Susquehanna’s consolidated shareholders equity; or

•	the issuance or transfer by Susquehanna or by any subsidiary (in one transaction or in a series of related transactions) of any securities of Susquehanna or any subsidiary to any 20% shareholder or affiliate of a 20% shareholder in exchange for cash, securities or other property or any combination thereof, having an aggregate fair market value equal to or greater than 10% of Susquehanna’s consolidated shareholders equity; or

•	any reclassification of securities (including any reverse stock split), recapitalization, reorganization, merger or consolidation of Susquehanna with any of its subsidiaries or any similar transaction (whether or not with, into or otherwise involving a 20% shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Susquehanna or any subsidiary, which is directly or indirectly owned by any 20% shareholder or any affiliate of a 20% shareholder;

provided, however, no transaction described above will constitute a business combination if the board of directors has by resolution authorized or ratified the execution and delivery of a written agreement in principle, memorandum of understanding or letter of interest respecting such transaction prior to the time the 20% shareholder involved in such transaction acquired, directly or indirectly, more than 10% of the outstanding capital stock of Susquehanna which would be entitled to vote on such transaction.

Under the special voting provisions of Susquehanna’s articles of incorporation, the following votes are required in connection with the approval of any business combination:

•	the affirmative vote of the holders of the outstanding capital stock of Susquehanna entitled to cast at least 85% of the votes which all shareholders are entitled to cast on the matter;

•	the affirmative vote of the holders of at least 75% of the votes which all shareholders are entitled to cast on the matter, if and only if all of the following conditions are satisfied:

(1) the ratio of (a) the aggregate amount of cash and the fair market value of all other consideration to be received in such business combination by Susquehanna, a subsidiary, or the holders of common stock, as the case may be, divided by the number of shares of common stock issued and outstanding immediately prior to the first public announcement relating to such business combination, to (b) the market price of the common stock per share immediately prior to the first public announcement relating to such business combination, is at least as great as the ratio of (c) the highest per-share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) which the 20% shareholder has paid for any shares of common stock acquired by it within the three-year period prior to the record date for determining shareholders entitled to vote on such business combination to (d) the market price of the common stock immediately prior to the initial acquisition by the 20% shareholder of any common stock.

(2) the aggregate amount of the cash and fair market value of other consideration to be received in such business combination by Susquehanna, a subsidiary or the holders of common stock, as the case may be, divided by the number of shares of common stock issued and outstanding immediately prior to the first public announcement relating to such business combination, is not less than the highest per-share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the 20% shareholder for any block of common stock owned by it;

(3) the form of consideration to be received by holders of common stock in such business combination will be no less favorable than the consideration paid by the 20% shareholder in acquiring the largest block of common stock already owned by it;

(4) after the 20% shareholder has acquired ownership of not less than 20% of the then outstanding votes, referred to as a 20% interest, and prior to the consummation of the subject business combination:

(a) the 20% shareholder has taken all action necessary to ensure that Susquehanna’s board of directors included at all times representation by continuing director(s) proportionate to the ratio that the voting shares which from time to time are owned by persons who are neither 20% shareholders nor substantial shareholders, as defined below under “– Substantial Shareholder Status Implications,” bear to all voting shares outstanding at the respective times (with a continuing director to occupy any resulting fractional board position);

(b) the 20% shareholder has not acquired any newly issued shares of stock, directly or indirectly, from Susquehanna (except upon conversion of convertible securities acquired by it prior to obtaining a 20% interest or as a result of a pro rata stock dividend or stock split); and

(c) the 20% shareholder has not acquired any additional shares of Susquehanna’s outstanding common stock or securities convertible into or exchangeable for common stock, except as a part of the transaction which resulted in the 20% shareholder acquiring its 20% interest;

(5) prior to the consummation of the subject business combination, the 20% shareholder has not (a) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by Susquehanna, or (b) made any major change in Susquehanna’s business or equity capital structure without the unanimous approval of the whole board; and

(6) a proxy statement meeting the requirements of the Securities Exchange Act of 1934 has been mailed to all holders of voting shares for the purpose of soliciting shareholder approval of the business combination.

•	any other business combination, not otherwise subject to provisions set forth above, requires the affirmative vote of the holders of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the matter:

(1) any merger or consolidation of Susquehanna with or into another corporation;

(2) any merger or consolidation of a subsidiary with or into another corporation if (i) the resulting, surviving or continuing corporation, as the case may be, would not be a subsidiary or (ii) the total number of common shares of Susquehanna issued or delivered in connection with such transaction, plus those initially issuable upon conversion on any other shares, securities or obligation to be issued in connection with such transaction, exceed 15% of the common shares of Susquehanna outstanding immediately prior to the date on which such transaction is consummated;

(3) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of Susquehanna;

(4) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of a subsidiary whose total assets exceed 20% of the total assets of Susquehanna as reflected on the most recent consolidated balance sheet of Susquehanna; or

(5) any sale of all or substantially all of the stock in a subsidiary whose total assets exceed 20% of the total assets of Susquehanna as reflected on the most recent consolidated balance sheet of Susquehanna.

Transactions involving Susquehanna or a subsidiary which are not business combinations or which are not described in (1) through (5) above, require only such shareholder approval, if any, as may be required pursuant to Pennsylvania business corporation law.

Votes Required to Approve Liquidation or Dissolution

Any plan or proposal for the liquidation or dissolution of Susquehanna, which would require or permit a distribution of any surplus remaining after paying off all debts and liabilities of Susquehanna to its shareholders in accordance with their respective rights and preferences, will require the affirmative vote of the holders of at least 66 2/3% of the votes which all Susquehanna shareholders are entitled to cast on the matter; except that the affirmative vote of the holders of at least 85% of the votes which all shareholders are entitled to cast on the matter will be required for any such plan or proposal which would permit such distribution to shareholders to be made other than in cash.

Substantial Shareholder Status Implications

The Susquehanna articles of incorporation also provide that from and after the date any person becomes a “substantial holder,” as defined below, and until such time as such person ceases to be a substantial shareholder, holders of issued and outstanding voting shares of any class or series beneficially owned by such substantial shareholder, as of any record date for the determination of shareholders entitled to vote on or consent to any matter, in excess of 10% of the then issued and outstanding shares of such class or series will, subject to certain provisions set forth below and in the articles of incorporation, be entitled to cast 1/10 of one vote per share for each such share in excess of 10% of the then issued and outstanding shares of such class or series.

Notwithstanding the foregoing, in the event a substantial shareholder, or an affiliate thereof, or any other person deemed to be the beneficial owner of voting shares also beneficially owned by such substantial shareholder, consummates a tender offer, holders of all voting shares beneficially owned by the substantial shareholder will be entitled to cast one vote per share (or such greater or lesser number of vote per share as provided for each share of such class of stock under the articles of incorporation of Susquehanna) on each matter voted on or consented to by the shareholders of Susquehanna. The number of votes that may be cast by any record owner by virtue of the provisions in respect of voting shares of any class or series beneficially owned by a substantial shareholder will be a number equal to the total number of votes that a single record owner of all voting shares of such class or series beneficially owned by such substantial shareholder would be entitled to cast, multiplied by a fraction:

•	the numerator of which is the number of shares of such class or series beneficially owned by the substantial shareholder and owned of record by the record owner; and

•	the denominator of which is the total number of shares of such class or series beneficially owned by the substantial shareholder.

A substantial shareholder will not be permitted to cast, by virtue of his or her beneficial or record ownership of voting shares of any class or series beneficially owned by the substantial shareholder, in excess of 35% of the total number of votes that the holders of all then outstanding voting shares of such class or series would be entitled to cast until such time as the substantial shareholder consummates a tender offer, the requirements of which are set forth in Susquehanna’s articles of incorporation.

The term “substantial shareholder,” under Susquehanna’s articles of incorporation means any person, other than Susquehanna or any subsidiary, who or which is the beneficial owner, directly or indirectly, of more than 10% of the outstanding voting shares (determined solely on the basis of the total number of voting shares so beneficially owned and without giving effect to the number or percentage of votes entitled to be cast in respect of such shares) in relation to the total number of voting shares issued and outstanding. A person will not be deemed to be a substantial shareholder for any purposes hereof, if such person (or an affiliate thereof or any other person deemed to be the beneficial owner of voting shares also beneficially owned by such person), prior to the time such person becomes the beneficial owner, directly or indirectly, of more than 10% of the outstanding voting shares, commences and consummates a tender offer for any and all shares of common stock, the terms of which will be approved and recommended to shareholders, as in the best interests of Susquehanna and its shareholders, by two-thirds of the members of the whole board (but only if at least a majority of the members of the board of directors acting upon such matter will be continuing directors).

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of Patriot shareholders are governed by Pennsylvania law, including the Pennsylvania business corporation law, and Patriot’s articles of incorporation and bylaws. The rights of Susquehanna shareholders are governed by Pennsylvania law, including the Pennsylvania business corporation law, and Susquehanna’s articles of incorporation and bylaws.

Upon consummation of the merger, Patriot shareholders who elect to receive Susquehanna common stock as part of their merger consideration will become Susquehanna shareholders. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and bylaws of Susquehanna and Pennsylvania law. Because both Patriot and Susquehanna are Pennsylvania corporations, the differences in the rights of Patriot and Susquehanna shareholders will generally consist of differences found in the companies’ respective articles of incorporation and bylaws.

A comparison of the rights of Patriot and Susquehanna shareholders follows. This summary is not intended to be a complete statement of all of such differences or a complete description of the specific provisions referred to in, and is qualified in its entirety by reference to, Pennsylvania law and the respective articles of incorporation and bylaws of Patriot and Susquehanna.

Authorized Capital

Patriot. Patriot is authorized to issue 20,000,000 shares of common stock, without par value, and 5,000,000 shares of preferred stock, par value $.01 per share.

Susquehanna. Susquehanna is authorized to issue 100,000,000 shares of common stock, par value $2.00 per share, and 5,000,000 shares of preferred stock, without par value.

Annual Meetings of Shareholders

Patriot. Patriot’s bylaws provide that an annual meeting will be held at such date or hour as may be fixed by the board of directors.

Susquehanna. Susquehanna’s bylaws provide that an annual meeting will be held at such date or hour as the board of directors may from time to time determine.

Special Meetings of Shareholders

Patriot. Special meetings of the Patriot shareholders can be called at any time by the board of directors in the manner provided in the bylaws. Patriot shareholders do not have the right to call special meetings of shareholders, except as specifically provided by law.

Susquehanna. Special meetings of the Susquehanna shareholders can be called by Susquehanna’s chairman of the board, president, its board of directors or the holders of not less than 20% of all the shares issued and outstanding and entitled to vote at the particular meeting, in the manner provided in the bylaws.

Cumulative Voting

Patriot. Patriot’s articles of incorporation prohibit cumulative voting in the election of directors.

Susquehanna. Susquehanna’s articles of incorporation prohibit cumulative voting in the election of directors.

Advance Notice of Nomination of Directors

Patriot. Unless a shareholder is also a member of management or is making a nomination of a director on behalf of existing management, a shareholder must provide written notice of a nomination to the Patriot secretary not later than the close of business on the 90th day immediately preceding the date of the annual meeting of shareholders electing directors.

Susquehanna. Nomination of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of Susquehanna entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management, must be made in writing and delivered or mailed to the president of Susquehanna not less than 14 days, nor more than 50 days, prior to any meeting of shareholders called for the election. If less than 21 days’ notice of the meeting is given to shareholders, however, such nomination must be mailed or delivered to the Susquehanna president not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

Number of Directors

Patriot. The number of Patriot directors will be between five and 25, as fixed by the Patriot board of directors from time to time. Patriot’s board has currently authorized by resolution 5 directors.

Susquehanna. The number of Susquehanna directors will be as the Susquehanna board of directors may determine, but not less than five. Susquehanna’s board has currently authorized by resolution 14 directors.

Director Qualifications

Patriot. Each Patriot director must be a Patriot shareholder and must own in his/her own right the number of Patriot shares (if any) required by law in order to qualify as a director.

Susquehanna. Each Susquehanna director must be under 72 years of age and be a Susquehanna shareholder. Each Susquehanna director must also own at least 100 shares of capital stock of Susquehanna.

Director Classification

Patriot. The Patriot board of directors is divided into three classes, as nearly equal in number as possible, with each class being elected annually for a three-year term.

Susquehanna. The Susquehanna board of directors is also divided into three classes, as nearly equal in number as possible, with each class being elected annually for a three-year term.

Removal of Directors

Patriot. Any Patriot director may be subject to removal by a vote of a majority of the Patriot board of directors then in office or otherwise in accordance with law if absent either (i) a direction from the entire board of directors by the affirmative vote of 75% of the total number of directors then in office or (ii) a written opinion of Patriot’s counsel that applicable fiduciary duties require such director’s conduct, they engage in the following actions:

•	directly or indirectly, encourage, solicit, initiate, or respond to any indications of interest, proposals or offers for any acquisition of, or change of control involving, Patriot, whether by merger, sale of assets, or otherwise, or assist, aid or abet any person or persons with respect to such conduct;

•	provide any third person with non-public information concerning Patriot; or

•	publicly comment on Patriot’s strategic alternatives (including sale or possible sale of Patriot) or on differences of view among members of the board of directors relating to Patriot’s strategic alternatives or on specific merger proposals or opportunities.

Susquehanna. Any Susquehanna director or the entire board may be removed from office, with or without cause, but only by the affirmative vote of the holders of at least 75% of the outstanding shares of Susquehanna capital stock entitled to vote generally in the election of directors (considered for this purpose as one class), which is not applicable with respect to the director or directors elected by the holders of preferred stock who have the right, voting separately as a class, to elect one or more directors.

Pennsylvania Anti-Takeover Provisions

Under Pennsylvania business corporation law, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g. publicly traded companies) including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections. Neither Patriot nor Susquehanna has opted out of any of these anti-takeover provisions. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of a control share acquisition.

The holder of a control share acquisition may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights. First, the approval of an absolute majority of all voting power must be obtained. All voting shares are entitled to participate in this vote. Second, the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation, if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors becomes an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•	the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•	the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

Voting Rights

Amendment of Articles of Incorporation.

Patriot. Under Pennsylvania law, an amendment to the articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class. Pennsylvania law also provides that shareholders of a registered corporation, such as Patriot, are not entitled by statute to propose amendments to the articles of incorporation.

Patriot’s articles of incorporation may be amended, altered or repealed as provided by Pennsylvania law. In addition to any affirmative vote required by law, any amendment to Article 7 (Shareholder Voting Rights), Article 8 (Board of Directors), Article 10 (Votes Required for Certain Business Combinations), Article 11 (Voting Control), Article 12 (Shareholder Action Without a Meeting), Article 13 (Bylaw Amendments) and Article 14 (Statutory Antitakeover Provisions) requires the affirmative vote of at least 80% of votes cast by shareholders entitled to vote, or the affirmative vote of 75% of the members of the board of directors of Patriot and the affirmative vote of a majority of the votes cast by all Patriot shareholders entitled to vote.

Susquehanna. Susquehanna’s articles of incorporation provide that, in addition to any affirmative vote required by law, any amendment to Article 8 (Bylaw Amendments), Article 9 (Shareholder Action Without a Meeting), Article 10 (Board Action on Acquisition Transactions) or Article 12 (Articles of Incorporation

Amendments) requires the affirmative vote of holders of at least 75% of the votes which all shareholders are entitled to cast thereon at a regular or special meeting of shareholders. Any amendment to Article 11 (Voting Requirements for Business Combinations) requires the affirmative vote of the holders of at least 85% of the votes which all shareholders are entitled to cast on the matter. This 85% vote is not required for any amendment, alteration, change or repeal recommended to the shareholders by 85% of the entire board, but only if all members of the entire board will continue to be directors after such amendment, alteration, change or repeal (referred to as “continuing directors”). If such amendment, alteration, change or repeal is recommended to the shareholders by 85% of the entire board, all members of which are continuing directors, a vote of 75% of the votes which all shareholders are entitled to cast at a regular or special meeting of shareholders will apply.

Amendment of Bylaws.

Patriot. Patriot’s bylaws may be amended solely by the Patriot board of directors, subject always to the power of the shareholders to change such action by the affirmative vote of Patriot shareholders entitled to cast at least 66 2/3% of the votes which all shareholders are entitled to cast. Provisions of Patriot’s bylaws relating to limitations on directors’ liabilities and indemnification of directors, officers and others, however, may not be amended to increase the exposure to liability for directors or to decrease the indemnification of directors, officers and others, other than by the affirmative vote of 66 2/3% of the entire board of directors or by the affirmative vote of Patriot shareholders entitled to cast at least 75% of the votes which all shareholders are entitled to cast on the matter.

Susquehanna. To the fullest extent permitted by law, Susquehanna’s board of directors is expressly vested with the authority to amend the Susquehanna bylaws. This authority is subject to the statutory power of Susquehanna shareholders to change such action, but only upon the affirmative vote of shareholders entitled to cast at least 75% of the votes which all shareholders are entitled to cast.

Required Vote for Certain Business Combinations.

Patriot. Unless the Patriot board of directors has approved in advance, by the affirmative vote of 75% of the members of the board, the following business combinations require the affirmative vote of at least 80% of votes cast by shareholders entitled to vote, and if any class of shares is entitled to vote as a separate class, the affirmative vote of shareholders entitled to cast at least a majority of the votes cast by the outstanding shares of such class (or such greater amount as required by the provisions of the Patriot articles of incorporation establishing such class):

•	any merger or consolidation of Patriot with or into any other corporation;

•	any share exchange in which a corporation, person or entity acquires the issued or outstanding shares of capital stock of Patriot pursuant to a vote of shareholders;

•	any sale, lease, exchange or other transfer of all, or substantially all, of the assets of Patriot to any other corporation, person or entity; or

•	any transaction similar to, or having similar effect as, any of the foregoing transactions.

Susquehanna. As more fully described above, Susquehanna’s articles of incorporation contain special provisions regarding the required vote for certain business combinations. See “Selected Provisions of the Articles of Incorporation of Susquehanna” on page 80.

DESCRIPTION OF PATRIOT

Patriot Bank Corp. is a financial holding company for Patriot Bank and Patriot Investment Company, that provides a wide range of retail and commercial banking and financial services throughout southeastern Pennsylvania. Originally organized as a Delaware corporation, Patriot became a Pennsylvania corporation as a result of its consolidation with First Lehigh Corporation in 1999. Patriot’s executive offices are located at the corporate offices of the Bank at High and Hanover Streets, Pottstown, Pennsylvania 19464. Patriot stock is traded on The NASDAQ National Market under the symbol “PBIX.”

Patriot Bank conducts business through its network of 17 community banking offices located in Berks, Chester, Lehigh, Montgomery and Northampton counties, Pennsylvania. The majority of Patriot Bank’s deposits are insured by the Savings Association Insurance Fund and administered by the Federal Deposit Insurance Corp. As a result of its acquisition of First Lehigh Bank, the acquired deposits are insured by the Bank Insurance Fund administered by the FDIC. At September 30, 2003, Patriot Bank had total assets of approximately $1.0 billion, consolidated net loans and leases of $594 million, deposits of $624.0 million and shareholders’ equity of $63.5 million.

Patriot Bank is a community-oriented financial services provider whose business primarily consists of attracting deposits from the general public, small businesses and other enterprises and originating commercial loans and leases, consumer loans, and mortgage loans in Patriot Bank’s market area. Patriot Bank also sells non-deposit investment products to consumers and invests in investment and mortgage-backed securities.

Patriot Bank’s revenues are derived principally from interest and fees on loans and leases, interest on investment and mortgage-backed securities and other fees and service charges. Additional revenues are derived from the sale of certain leases, mortgage loans and investments as well as the sale of non-deposit investment products to consumers. Patriot Bank’s primary sources of funds are deposits, advances from the Federal Home Loan Bank of Pittsburgh, repurchase agreements, interest on loans and investment and mortgage-backed securities and principal repayments on loans and leases, and investment and mortgage-backed securities.

In January 2003, Patriot Bank Corp. acquired Bonds and Paulus Inc., a registered investment advisor and Pension Benefits Inc., a third party administrator and registered investment advisor. Those companies operate as Patriot Advisors, Inc., a wealth management subsidiary of Patriot. In September 2003, Patriot acquired Tyler Wealth Counselors, a registered investment advisor. As of September 30, 2003, Patriot Advisors had approximately $407 million of assets under management.

In addition, Patriot Commercial Leasing Co., Inc. (referred to as PCLC), a small-ticket commercial leasing company, Marathon Management Company, Inc., a title company, and Patriot Investments & Insurance Co. are wholly owned subsidiaries of Patriot Bank . At September 30, 2003, PCLC had total assets of approximately $80.7 million and generated total revenues of approximately $6.6 million for the nine months ended September 30, 2003. Patriot Investments & Insurance Co., operating as Patriot Advisors, markets certain non-deposit investment products. At September 30, 2003, Patriot Advisors had total assets of approximately $5.7 million and generated fee income of approximately $1.3 million for the nine months ended September 30, 2003. Marathon provides title insurance services through a joint venture partnership. As of September 30, 2003, Marathon had total assets of $336,000 and generated fee income of $41,000 for the nine months ended September 30, 2003.

As of September 30, 2003, Patriot had 280 employees (including 23 part-time employees, adjusted to include the employees from the January 2003 acquisitions of Bonds and Paulus Inc. and Pension Benefits Inc., none of whom were covered by a collective bargaining agreement).

DESCRIPTION OF SUSQUEHANNA

Susquehanna is a financial holding company that provides a wide range of retail and commercial banking and financial services through its subsidiaries in the mid-Atlantic region. In addition to eight commercial banks, Susquehanna operates a trust and investment company, an asset management company, a property and casualty insurance brokerage company, and a vehicle leasing company. As of September 30, 2003, Susquehanna had total assets of approximately $5.9 billion, consolidated net loans and leases of $4.1 billion, deposits of $4.0 billion, and shareholders’ equity of $541.2 million.

Susquehanna was incorporated in Pennsylvania in 1982. Its executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543; its telephone number is (717) 626-4721. Susquehanna stock is traded on The NASDAQ National Market under the symbol “SUSQ.”

As a financial holding company with operations in multiple states, Susquehanna manages its subsidiaries on a local community basis, which allows each subsidiary operating in different markets to retain its name and board of directors. Susquehanna believes that this approach differentiates it from other large competitors because it gives Susquehanna’s subsidiaries greater flexibility to better serve their markets and increase responsiveness to the needs of local customers. Susquehanna continues, however, to implement consolidations in selected lines of business, operations, and support functions in order to achieve economies of scale and cost savings. Susquehanna also provides its banking subsidiaries guidance in the areas of credit policy and administration, risk assessment, investment advisory administration, strategic planning, investment portfolio management, asset liability management, liquidity management, and other financial and administrative services.

Bank Subsidiaries. Farmers First Bank, First Susquehanna Bank & Trust, and WNB Bank operate primarily in the central Pennsylvania market area, which is comprised of York, Lancaster, Snyder, Union, Lycoming, Columbia, and Northumberland counties. Equity Bank operates primarily in the suburban Philadelphia and southern New Jersey market area, which is comprised of Chester, Delaware, Montgomery, and Philadelphia counties in Pennsylvania and Gloucester, Burlington, and Camden counties in New Jersey. Susquehanna Bank operates primarily in the suburban Baltimore and central Maryland market area, which is comprised of the City of Baltimore and the counties of Harford, Baltimore, Anne Arundel, Howard, and Carroll. Farmers & Merchants Bank and Trust, Citizens Bank of Southern Pennsylvania and First American Bank of Pennsylvania operate primarily in the western Maryland and southwestern Pennsylvania market area, which is comprised of Garret, Allegany, and Washington counties in Maryland, Berkeley and Jefferson counties in West Virginia, and Bedford, Blair, and Franklin counties in Pennsylvania.

Susquehanna’s commercial bank subsidiaries operate as an extensive branch network and maintain a strong market presence in Susquehanna’s primary markets. They provide a wide range of retail banking services, including checking, savings and club accounts, check cards, debit cards, money market accounts, certificates of deposits, individual retirement accounts, home equity lines of credit, residential mortgage loans, home improvement loans, student loans, automobile loans, personal loans, and Internet banking services. They also provide a wide range of commercial banking services, including business checking accounts, cash management services, money market accounts, land acquisition and development loans, commercial loans, floor plan, equipment and working capital lines of credit, small business loans, and Internet banking services.

Non-bank Subsidiaries. Susquehanna’s non-bank subsidiaries offer a variety of financial services to complement its core banking operations, broaden its customer base, and diversify its revenue sources. The Addis Group, Inc., acquired in 2002, provides commercial, personal property, and casualty insurance and risk management programs, for medium- and large-sized companies. Susquehanna Trust & Investment Company, a subsidiary of Farmers First Bank, provides traditional trust and custodial services, and acts as administrator, executor, guardian, and managing agent for individuals, businesses, and non-profit entities. Valley Forge Asset Management Corp., acquired in 2000, offers investment advisory, asset management, and brokerage services for institutional and high-net-worth individual clients. Boston Service Company, Inc. (t/a Hann Financial Service Corp.), acquired in 2000, provides comprehensive consumer vehicle financing services.

Susquehanna Trust & Investment Company and Valley Forge Asset Management Corp. operate primarily in the same market areas as Susquehanna’s bank subsidiaries. The Addis Group, LLC. operates primarily in southeastern Pennsylvania, southern New Jersey, and northern Delaware. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) operates primarily in New Jersey, eastern Pennsylvania, and southeastern New York.

As of September 30, 2003, Susquehanna had 1,791 full-time and 269 part-time employees.

LEGAL MATTERS

The legality of Susquehanna common stock to be issued in connection with the merger will be passed upon by Morgan, Lewis & Bockius LLP. Certain legal matters will be passed upon for Patriot by Stevens & Lee P.C. In addition, Morgan, Lewis & Bockius LLP, counsel for Susquehanna, will deliver an opinion to Susquehanna concerning various federal income tax consequences of the merger, and Stevens & Lee P.C., counsel for Patriot, will deliver an opinion to Patriot concerning various federal income tax consequences of the merger. See “The Merger – Material Federal Income Tax Consequences” on pages 51 through 54.

EXPERTS

Patriot

The consolidated financial statements of Patriot Bank Corp. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002 financial statements refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets in 2002 and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities in 2001.

Susquehanna

The consolidated financial statements of Susquehanna incorporated in this prospectus by reference to Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of such firm as experts in auditing and accounting.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

Patriot

Shareholder proposals that are intended to be presented at Patriot’s 2004 annual meeting of shareholders must have been received on or prior to November 30, 2003 to be eligible for inclusion in Patriot’s proxy statement and form of proxy to be used in connection with the 2004 annual meeting. These proposals must also meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Patriot’s proxy statement and proxy card for Patriot’s 2004 annual meeting of shareholders.

Notice of Business to be Conducted at an Annual Meeting. Patriot’s bylaws provide an advance notice procedure for a shareholder to properly bring business before an annual meeting. Patriot shareholders must give written advance notice to the Secretary not less than 90 days before the date originally fixed for such meeting; provided, however, that in the event that less than 21 days notice of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received not later than the close of business on the seventh day following the date on which Patriot’s notice to shareholders of the annual meeting date was mailed. Nominations for directors by shareholders must be received by the Secretary no later than the close of business on the 90th day preceding the date of the annual meeting. In the case of nominations to the board of directors, certain information regarding the nominee must be provided. Nothing in this paragraph shall be deemed to require Patriot to include in its proxy statement or the proxy relating to an annual meeting any shareholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

Susquehanna

Shareholder proposals that are intended to be presented at Susquehanna’s 2004 annual meeting of shareholders must have been received on or prior to December 24, 2003 to be eligible for inclusion in Susquehanna’s proxy statement and form of proxy to be used in connection with the 2004 annual meeting. These proposals must also meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Susquehanna’s proxy statement for Susquehanna’s 2004 annual meeting of shareholders.

WHERE YOU CAN FIND MORE INFORMATION

Susquehanna and Patriot file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Susquehanna and Patriot file with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov. Our reference to the SEC’s Internet site is intended to be an inactive textual reference only. You may also obtain filed documents from commercial document retrieval services (some of which also provide on-line delivery).

Susquehanna has filed with the SEC a Registration Statement on Form S-4 under the Securities Act, with respect to the Susquehanna common stock to be issued in the merger. This joint proxy statement/prospectus is part of that registration statement and constitutes a prospectus of Susquehanna. This joint proxy statement/prospectus does not contain all of the information discussed in the registration statement or the exhibits to the registration statement, parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to the registration statement, copies of which may be obtained from the SEC as set forth below.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus and information that we file later with the SEC will automatically update and supersede this information.

This document incorporates by reference the documents set forth below that Susquehanna and Patriot have previously filed with the SEC, and any future filings that Susquehanna and Patriot make with the SEC under

Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the completion of the merger or the termination of the merger agreement. These documents contain important information about Susquehanna and Patriot and their respective businesses and financial condition.

Patriot’s SEC Filings

•	Patriot’s Annual Report on Form 10-K for the year ended December 31, 2002;

•	Patriot’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Patriot’s Current Reports on Form 8-K, as filed with the SEC on April 1, 2003, April 24, 2003, July 25, 2003, August 10, 2003, October 24, 2003 and January 30, 2004.

Susquehanna’s SEC Filings

•	Susquehanna’s Annual Report on Form 10-K for the year ended December 31, 2002;

•	Susquehanna’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Susquehanna’s Current Reports on Form 8-K, as filed with the SEC on December 12, 2003 and January 30, 2004; and

•	The description of Susquehanna common stock set forth in its Registration Statement on Form S-14, as filed with the SEC on February 3, 1982 and amended on April 25, 1983 and referred to in a Form 8-K filed with the SEC on September 20, 1982, relating to the initial registration of Susquehanna as a successor filer to Farmers First Bank.

Any statements contained in this joint proxy statement/prospectus concerning the provisions of any document filed with the SEC are not necessarily complete, and, in each instance, you should refer to the document in its entirety for complete information.

Documents incorporated by reference are available from Susquehanna or Patriot without charge by first class mail or equally prompt means within one business day of receipt of your request, excluding exhibits unless the exhibit has been specifically incorporated by reference into the information that this joint proxy statement/prospectus incorporates. If you want to receive a copy of any document incorporated by reference, please request it in writing or by telephone from the appropriate company at the following address:

Patriot Bank Corp.

High and Hanover Streets

Pottstown, Pennsylvania 19464-9963

(610) 323-1500

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

If you would like to request documents from Patriot or Susquehanna, please do so by             , 2004 to receive them before the respective special meeting for each company.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus in connection with deciding your vote upon the approval of the merger. Neither Patriot nor Susquehanna has authorized anyone to provide you with information different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated             , 2004. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of Susquehanna common stock in the merger shall create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

Between

SUSQUEHANNA BANCSHARES, INC.

and

PATRIOT BANK CORP.

Dated as of December 10, 2003

Annex A-i

(continued)

Annex A-ii

(continued)

Annex A-iii

(continued)

Patriot Bank Corp. Disclosure Schedule

Susquehanna Bancshares, Inc. Disclosure Schedule

Annex A-iv

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 10, 2003, between Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Parent”), and Patriot Bank Corp., a Pennsylvania corporation (the “Company”). Parent and the Company are sometimes collectively referred to herein as the “Constituent Corporations.”

WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which the Company will, subject to the terms and conditions set forth herein, merge (the “Merger”) with and into Parent;

WHEREAS, as soon as practicable after the execution and delivery of this Agreement, Farmers First Bank, a Pennsylvania-chartered commercial bank and a wholly-owned subsidiary of Parent (the “Parent Bank”) and Patriot Bank, a Pennsylvania-chartered commercial bank and a wholly-owned subsidiary of the Company (the “Company Bank”), will enter into an Agreement and Plan of Merger (the “Bank Merger Agreement”), pursuant to which the Company Bank shall merge with and into the Parent Bank (the “Bank Merger”), with the Parent Bank constituting the surviving bank (the “Surviving Bank”) and it is intended that the Bank Merger be consummated immediately following the consummation of the Merger; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Pennsylvania Business Corporation Law (the “PBCL”), at the Effective Time (as defined in Section 1.2 hereof), the Company shall merge with and into Parent. Parent shall be the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the Commonwealth of Pennsylvania. The name of the Surviving Corporation shall continue to be Susquehanna Bancshares, Inc. Upon consummation of the Merger, the separate corporate existence of the Company shall cease.

1.2 Effective Time. Subject to the provisions of this Agreement, articles of merger complying with the PBCL (the “Articles of Merger”) shall be duly prepared, executed and delivered for filing with the Department of State of the Commonwealth of Pennsylvania (the “Department”), in each case on the Closing Date (as defined in Section 10.1 hereof). The Merger shall become effective (such time, the “Effective Time”) at such time as the Articles of Merger are filed by the Department or at such later time as may be specified in the Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 1929 of the PBCL.

1.4 Conversion of Company Common Stock.

(a) At the Effective Time, subject to the other provisions of this Article I, and Sections 2.2(e) and Section 9.1(g) hereof, each share of the common stock, no par value per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held directly or indirectly by Parent or the Company or any of their

Annex A-1

respective Subsidiaries (as defined below) (except for Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.5, either (i) the Per Share Stock Consideration (as defined below) or (ii) the Per Share Cash Consideration (as defined below). The Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the “Merger Consideration.”

For purposes of this Agreement:

“Per Share Stock Consideration” shall mean a number of shares of common stock, par value $2.00 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio.

“Per Share Cash Consideration” shall mean $30.00.

“Exchange Ratio” shall mean 1.143.

“Total Cash Amount” shall mean 20% of the product obtained by multiplying (x) the Per Share Cash Consideration and (y) the total number of shares of Company Common Stock outstanding as of the close of business on the Determination Date.

“Determination Date” shall mean the third calendar day immediately prior to the Effective Time, or if such calendar day is not a trading day on the NASDAQ/NMS, then the trading day immediately preceding such calendar day.

(b) All of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each a “Certificate”) previously representing any such shares of Company Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.2(b) hereof, and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e) hereof.

(c) If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Stock Consideration.

(d) At the Effective Time, all shares of Company Common Stock that are owned directly or indirectly by Parent or the Company or any of their respective Subsidiaries (other than shares of Company Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, as the case may be, being referred to herein as “Trust Account Shares”) and (y) held by Parent or the Company or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Company Common Stock, and shares of Parent Common Stock which are similarly held, whether held directly or indirectly by Parent or the Company, being referred to herein as “DPC Shares”)) shall be cancelled and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefor. All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of Parent.

(e) The calculations required by Section 1.4(a) shall be prepared jointly by Parent and the Company prior to the Closing Date.

Annex A-2

1.5 Election Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent (as defined below)) in such form as Parent and the Company shall mutually agree (the “Election Form”) shall be mailed 35 days prior to the anticipated Effective Date or on such other date as the Company and Parent shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”).

(b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Company Common Stock (“No Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the 33rd day following the Mailing Date (or such other time and date as Parent and the Company may mutually agree) (the “Election Deadline”) shall also be deemed to be “No Election Shares.”

(c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Company Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the certificates representing such Company Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent such matters shall be binding and conclusive. Neither Parent nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e) Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(1) Cash Election Shares More Than Total Cash Amount. If the sum of the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares plus the aggregate amount of cash paid in respect of options to purchase Company Common Stock under Section 1.6(b) or any other provisions of this Agreement (such sum hereinafter, the “Section 1.5(e) Cash Amount”) is greater than the Total Cash Amount, then:

(A) all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

Annex A-3

(B) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger (including, without limitation, any cash paid in respect of options to purchase Company Common Stock under Section 1.6(b) or any other provision of this Agreement) equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(C) the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

(2) Cash Election Shares Less Than Total Cash Amount. If the Section 1.5(e) Cash Amount is less than the Total Cash Amount, then:

(A) all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

(B) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process (excluding, to the extent possible, shares of Company Common Stock acquired through the exercise of any incentive stock option at any time within twelve months prior to the Effective Date, which shares are identified on Exhibit 1.5(e)(2)(B) hereto), a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger (including, without limitation, any cash paid in respect of options to purchase Company Common Stock under Section 1.6(b) or any other provision of this Agreement) equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

(C) the Stock Election Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

(3) Cash Election Shares Equal to Total Cash Amount. If the Section 1.5(e) Cash Amount is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (1) and (2) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

(f) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.

1.6 Option Plans; Stock Options.

(a) At the Effective Time, each unexercised stock option outstanding to purchase shares of Company Common Stock under the Company’s 1996 Stock-Based Incentive Plan (the “1996 Plan”) and the Company’s 2002 Stock-Based Option Plan (collectively, the “Company Option Plans”) that is intended to qualify as an incentive stock option (within the meaning of Section 422 of the Code) (each a “Company ISO”), whether or not vested or exercisable, and each Company Option Plan, shall be assumed by Parent in a transaction described in Section 424(a) of the Code. Each Company ISO so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such Company ISO immediately prior to the Effective Time (including, without limitation, any vesting provisions), except that (i) each Company ISO will be exercisable (or will become exercisable in accordance with its terms) for that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company ISO immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon the exercise of such assumed Company ISO will be equal to the quotient determined by dividing the

Annex A-4

exercise price per share of Company Common Stock at which such Company ISO was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. As soon as practicable after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deliver to the holders of Company ISOs, notices describing the conversion of such Company ISOs (as modified by this Section 1.6(a)), and the agreements evidencing the Company ISOs shall continue in effect on the same terms and conditions (as modified by this Section 1.6(a)). Parent shall comply with the terms of all such Company ISOs. Prior to the Effective Time, Parent shall reserve for issuance the number of shares of Parent Common Stock necessary to satisfy Parent’s obligations under this Section 1.6(a). As soon as practicable after the Effective Time, Parent shall file a registration statement or statements on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock subject to Company ISOs assumed by Parent pursuant to this Agreement.

(b) Immediately prior to the Effective Time, each unexercised stock option outstanding to purchase shares of Company Common Stock under the Company Option Plans that is a nonqualified stock option, which is a stock option not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, (each a “Company NQSO”), whether or not vested or exercisable, shall be cancelled and each holder of a Company NQSO shall be entitled to receive in exchange therefor cash in an amount equal to the product of (x) the number of shares of Company Common Stock subject to the Company NQSO and (y) the amount by which the Per Share Cash Consideration exceeds the exercise price per share of such Company NQSO, less any applicable withholding taxes. Parent shall make such cash payments to holders of Company NQSOs immediately following the Effective Time. To the extent that consent from any holder of a NQSO Option is required under the terms of the applicable Company Option Plan in order to exchange such NQSO Option for cash in accordance with this Section 1.6(b), the Company shall use its reasonable best efforts to obtain such consent prior to the Effective Time.

(c) At the Effective Time, each share of outstanding restricted stock that has not vested under the Company Option Plans (“Restricted Company Stock”) shall be assumed by Parent. Each share of Restricted Company Stock so assumed by Parent under this Agreement will continue to have and be subject to, the same terms and conditions of such Restricted Company Stock immediately prior to the Effective Time (including, without limitation, any vesting or acceleration of vesting provisions), except that each share of Restricted Company Stock shall be converted into that number of shares of Parent Common Stock equal to the product of the number of such shares of Restricted Company Stock immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. Parent shall comply with all terms of the Restricted Company Stock.

(d) Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities with respect to any Parent equity securities) and dispositions of Company equity securities (including derivative securities with respect to any Company equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to Parent or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

1.7 Parent Common Stock. Except for shares of Parent Common Stock owned by the Company or any of its Subsidiaries (other than Trust Account Shares and DPC Shares), which shall be converted into treasury stock of Parent as contemplated by Section 1.4 hereof, the shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

1.8 Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Parent, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

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1.9 Bylaws. At the Effective Time, the Bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Directors and Officers.

(a) At and after the Effective Time, the directors of Parent shall consist of all of the directors of Parent serving immediately prior to the Effective Time and the additional persons who shall become directors of Parent in accordance with Section 7.13 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) The officers of Parent immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.11 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Shares and Cash Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company (which may be a Subsidiary of Parent) (the “Exchange Agent”) selected by Parent and reasonably satisfactory to the Company, for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates representing the shares of Parent Common Stock to be issued pursuant to Section 1.4 and Section 2.2(a) in exchange for outstanding shares of Company Common Stock, (ii) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with Section 1.4 and 2.2(a) hereof, and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(e) hereof. Such cash and certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

2.2 Exchange of Shares. (a) As soon as practicable after the Effective Time, and in no event more than three business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who theretofore has not submitted such holder’s Certificate or Certificates with a properly completed Election Form, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. The Company shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. After completion of the allocation procedure set forth in Section 1.5 and upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal or Election Form, as the case may be, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock which such holder of Company Common Stock became entitled to receive pursuant to the provisions of Article I hereof and/or (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of Article I, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

(b) No dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered

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Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Parent Common Stock represented by such Certificate.

(c) If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Parent Common Stock or cash or both, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash determined by multiplying (i) the average of the closing sale prices of Parent Common Stock on the NASDAQ/NMS as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Effective Time shall occur by (ii) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4 hereof.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for 12 months after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

DISCLOSURE SCHEDULES

Prior to the execution and delivery of this Agreement, the Company has delivered to Parent, and Parent has delivered to the Company, a schedule (in the case of the Company, the “Company Disclosure Schedule,” and in

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the case of Parent, the “Parent Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Article IV, in the case of the Company, or Article V, in the case of Parent, or to one or more of such party’s covenants contained in Article VI.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Article III, the Company hereby represents and warrants to Parent as follows:

4.1 Corporate Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified would not have a Material Adverse Effect (as defined below) on the Company. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Articles of Incorporation and Bylaws of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (v) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (w) any change in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (x) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (y) any action or omission of the Company or Parent or any Subsidiary of either of them taken in accordance with the terms of this Agreement or with the prior written consent of the other party hereto, or (z) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby or (ii) the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby.

(b) The Company Bank is a commercial bank duly organized, validly existing and in good standing under the laws of Commonwealth of Pennsylvania. The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Savings Association Insurance Fund or the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Each of the Company’s other Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Company’s Subsidiaries has the corporate (or equivalent) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or the location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualified would not have a Material Adverse Effect on such Subsidiary. The articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, the word “Subsidiary” when used with respect to any party means any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

(c) The minute books of the Company and each of its Subsidiaries contain true and correct records of all meetings and other corporate (or equivalent) actions held or taken since December 31, 2000 through

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August 31, 2003 of their respective shareholders, members or partners, as the case may be, and Boards of Directors or similar governing authority (including committees thereof).

4.2 Capitalization. (a) As of the date of this Agreement, the authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share, of the Company (the “Company Preferred Stock”). As of the date of this Agreement, there were 6,625,686 shares of Company Common Stock issued and outstanding and no shares of Company Preferred Stock were issued or outstanding. As of the date of this Agreement, there were no shares of Company Common Stock reserved for issuance upon exercise of outstanding stock options or otherwise except for (x) 634,297 shares of Company Common Stock reserved pursuant to the Company Option Plans and (y) 275,000 shares of Company Common Stock reserved pursuant to the Company’s employee stock purchase plan (“ESPP”). All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 4.2(a) of the Company Disclosure Schedule, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity security of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock or any other equity security of the Company. As of the date of this Agreement, the names of the optionees, the date of each option to purchase Company Common Stock granted, the number of shares subject to each such option, and the price at which each such option may be exercised under the Company Option Plans are set forth in Section 4.2(a) of the Company Disclosure Schedule.

(b) Section 4.2(b) of the Company Disclosure Schedule sets forth a true and correct list of all of the Subsidiaries of the Company. Except as set forth in Section 4.2(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock or other equity interests of each of such Subsidiaries, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interest of such Subsidiary.

4.3 Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval at a meeting of such shareholders and, except for the adoption of this Agreement by the requisite vote of the Company’s shareholders, no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Except as may be set forth in Section 4.3(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of the Company or the articles of incorporation, bylaws or similar governing documents of any of its Subsidiaries, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute,

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code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries, or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective material properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective material properties or assets may be bound or affected.

4.4 Consents and Approvals. Except for (a) the filing with the SEC of a joint proxy statement in definitive form relating to the meetings of the Company’s shareholders and Parent’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (the “Proxy Statement”), (b) the approval of this Agreement by the requisite vote of the shareholders of the Company, and (c) such filings, authorizations or approvals as may be set forth in Section 4.4 of the Company Disclosure Schedule, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) or with any third party are required to be made by the Company in connection with (1) the execution and delivery by the Company of this Agreement and (2) the consummation by the Company of the Merger and the other transactions contemplated hereby.

4.5 SEC Reports. The Company has previously made available to Parent a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2000 by the Company with the SEC pursuant to the Securities Act, or the Exchange Act (the “Company Reports”) and (b) communication mailed by the Company to its shareholders since December 31, 2000, and no such Company Report (either when filed or at its effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. The Company has timely filed all Company Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2000, and, as of their respective dates, all Company Reports complied with the published rules and regulations of the SEC with respect thereto.

4.6 Regulatory Reports. The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2000 with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), (ii) the FDIC, (iii) the Pennsylvania Department of Banking or any other state bank regulatory authority (each a “State Regulator”) and (iv) any self-regulatory organization (“SRO”) (collectively, the “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of the Company and its Subsidiaries, and except as may be set forth in Section 4.6 of the Company Disclosure Schedule, no Regulatory Agency has initiated any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2000. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries.

4.7 Financial Statements. The Company has previously made available to Parent copies of (a) the consolidated balance sheet of the Company and its Subsidiaries as of December 31 for the fiscal year 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2001 and 2002, accompanied by the audit report of KPMG LLP, independent public accountants with respect to the Company (the “2002 Audited Financial Statements”) and (b) the consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2003, and the related consolidated statements of income, shareholders’

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equity and cash flows for the nine-month period then ended (the “September 30 Unaudited Financial Statements”). The December 31, 2002 and September 30, 2003 consolidated balance sheets of the Company (including the related notes, where applicable) fairly present the consolidated financial position of the Company and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 4.7 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of each of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

4.8 Broker’s Fees. Neither the Company nor any Subsidiary of the Company nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that the Company has engaged, and will pay a fee or commission to, Janney Montgomery Scott LLC (“JMS”) and Griffin Financial Group LLC (“Griffin”) in accordance with the terms of a letter agreement between JMS and the Company, and Griffin and the Company, true and correct copies of which have been previously made available by the Company to Parent.

4.9 Absence of Certain Changes or Events. (a) Except as may be set forth in Section 4.9(a) of the Company Disclosure Schedule, or as disclosed in the 2002 Audited Financial Statements or the September 30 Unaudited Financial Statements (together the “Financial Statements”) or any Company Report (as defined in Section 4.5) filed with the SEC prior to the date of this Agreement, since December 31, 2002 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect (as defined herein) on the Company.

(b) Except as may be set forth in Section 4.9(b) of the Company Disclosure Schedule or as disclosed in the Financial Statements or any Company Report filed with the SEC prior to the date of this Agreement, since December 31, 2002 the Company and its Subsidiaries have carried on their respective businesses in the ordinary course consistent with their past practices.

(c) Except as may be set forth in Section 4.9(c) of the Company Disclosure Schedule, since December 31, 2002 neither the Company nor any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2002 (other than increases in wages or salaries with respect to any such individual equaling less than 10%), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for salary increases, bonus payments and severance or termination payments made in the ordinary course of business consistent with past practices), (ii) suffered any strike, work stoppage, slowdown, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iv) had any union organizing activities.

4.10 Legal Proceedings. (a) Except as may be set forth in Section 4.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries including any such proceeding challenging the validity or propriety of the transactions contemplated by this Agreement.

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(b) Except as may be set forth in Section 4.10(b) of the Company Disclosure Schedule, there is no injunction, order, judgment or decree imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries.

4.11 Taxes. (a) Except as may be set forth in Section 4.11(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct in all material respects, and (ii) paid in full or made adequate provision in the financial statements of the Company (in accordance with GAAP) for all Taxes (as hereinafter defined) required to be paid by them, whether or not shown to be due on such Tax Returns. Except as set forth in Section 4.11(a) of the Company Disclosure Schedule, as of the date hereof (i) neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (ii) with respect to each taxable period of the Company and its Subsidiaries, the federal and state income Tax Returns of the Company and its Subsidiaries have been audited by the Internal Revenue Service (“IRS”) or appropriate state tax authorities through December 31, 1996 or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, and (iii) there are no claims, audits or assessments pending against the Company or any of its Subsidiaries for any alleged deficiency in Taxes, and the Company has not been notified in writing of any proposed Tax claims, audits or assessments against the Company or any of its Subsidiaries (other than, in each case, claims, audits or assessments for which adequate reserves in the financial statements of the Company have been established). There are no material liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than liens for current Taxes not yet due and payable. None of the Company or any Subsidiary is a party to any agreement or arrangement that would reasonably be expected to result, as a result of the consummation of the transactions contemplated hereby (including the Merger), separately or in the aggregate, in the actual or deemed payment by the Company or any Subsidiary of any “excess parachute payments” within the meaning of Section 280G of the Code or that would be nondeductible under Section 162(m) of the Code. All Taxes required to be withheld, collected or deposited by or with respect to the Company and its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority. Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method.

(b) For the purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

4.12 Employees. (a) Section 4.12(a) of the Company Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, for the benefit of any employee or former employee of the Company or any Subsidiary (the “Plans”).

(b) The Company has heretofore made available to Parent with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document and any amendment

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thereto; (ii) any related trust or other funding vehicle; (iii) the actuarial report for such Plan for the most recent two years for which such reports are available; (iv) the most recent determination letter from the IRS for such Plan, and (v) the most recent summary plan description and related summaries of material modifications.

(c) Except as may be set forth in Section 4.12(c) of the Company Disclosure Schedule: each of the Plans is in material compliance with the applicable law, including the Code and ERISA; there is no material liability relating to the Plans (with materiality determined with respect to the Plans in the aggregate) that has not been disclosed on the Company’s financial statements in accordance with GAAP and any other applicable legal and accounting requirements, as described in Section 4.7, and such liability with respect to any Plan will not materially increase as a result of the Merger; each of the Plans intended to be “qualified” within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS and, to the Company’s knowledge, no event has occurred that would reasonably be expected to affect such determination; no Plan has an accumulated or waived funding deficiency within the meaning of section 412 of the Code; neither the Company nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than liability for premiums due the Pension Benefit Guaranty Corporation (the “PBGC”) (which premiums have been paid when due)); to the knowledge of the Company no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no “reportable event,” as such term is defined in section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); neither the Company nor any of its Subsidiaries has any liability with respect to post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or any of its Subsidiaries; and no condition exists that presents a material risk to the Company of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA (other than liability for premiums due the PBGC); no contract, Plan or arrangement (written or otherwise) (including provisions that become operative by virtue of this Agreement) covering any employee or former employee of the Company or any of its Subsidiaries provides for payments that would not be deductible under section 162(m) of the Code; no contract, Plan or arrangement (written or otherwise) (including provisions that become operative by virtue of this Agreement) covering any disqualified individual (within the meaning of section 280G(c) of the Code) of the Company or any of its Subsidiaries provides for payments (including but not limited to liability associated with any gross-up payment under any such contract, Plan or arrangement) that will result in any nondeductible compensation under section 280G(a) of the Code or will result in an excise tax payable by such disqualified individuals under section 4999 of the Code; no Plan is a multiemployer plan (within the meaning of section 4001(a)(3) of ERISA) and no Plan is a multiple employer plan as defined in section 413 of the Code; and there are no pending or, to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

4.13 Company Information. The information relating to the Company and its Subsidiaries which is provided to Parent by the Company for inclusion in the Proxy Statement and the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to Parent or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

4.14 Compliance with Applicable Law. The Company and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied, in all material respects, with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice of any violations of any of the above.

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4.15 Certain Contracts. (a) Except as set forth in Section 4.15(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries to any officer, director or consultant of the Company or any of its Subsidiaries, (iii) as of the date of this Agreement which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $50,000 per annum in the case of any one such agreement or $100,000 in total payments in the case of any one such agreement, or (v) which materially restricts the conduct of any line of business by the Company or any of its Subsidiaries. Each contract of the type described in clause (iii) of this Section 4.15(a), whether or not set forth in Section 4.15(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract.” The Company has previously delivered or made available to Parent true and correct copies of each contract of the type described in this Section 4.15(a).

(b) Except as set forth in Section 4.15(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any Company Contract, and (iv) no other party to any Company Contract is, to the knowledge of the Company, in default in any respect thereunder.

4.16 Agreements with Regulatory Agencies. Except as may be set forth in Section 4.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or since December 31, 2001 has been subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.16 of the Company Disclosure Schedule, a “Regulatory Agreement”), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Company or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

4.17 Environmental Matters. Except as may be set forth in Section 4.17 of the Company Disclosure Schedule:

(a) To the knowledge of the Company, each of the Company and its Subsidiaries, and each of the Participation Facilities and the Loan Properties (each as hereinafter defined), are in compliance with all applicable federal, state and local laws, including common law, regulations and ordinances, and with all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials (as hereinafter defined) in the environment or workplace (“Environmental Laws”);

(b) There is no suit, claim, action or proceeding pending or, to the knowledge of the Company, threatened, before any Governmental Entity or other forum in which the Company or any of its Subsidiaries, or, to the knowledge of the Company, any Participation Facility or any Loan Property, has been or may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by the Company or any of its Subsidiaries, any Participation Facility or any Loan Property; and

(c) To the knowledge of the Company, during the period of (x) the Company’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the

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Company’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Company’s or any of its Subsidiaries’ interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner that requires remediation under any Environmental Law. To the knowledge of the Company, prior to the period of (x) the Company’s or any of its Subsidiaries’ ownership or operation of any of their respective current or former properties, (y) the Company’s or any of its Subsidiaries’ participation in the management of any Participation Facility, or (z) the Company’s or any of its Subsidiaries’ interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property in a manner than requires remediation under any Environmental Law.

The following definitions apply for purposes of this Section 4.17: (x) “Hazardous Materials” means any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials, (y) “Loan Property” means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context, said term means the owner or operator of such property; and (z) “Participation Facility” means any facility in which the Company or any of its Subsidiaries operates or participates in the management and, where required by the context, said term means the owner or operator of such facility.

4.18 Opinion. Prior to the execution of this Agreement, the Company has received an opinion from JMS to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the shareholders of the Company is fair to such shareholders from a financial point of view.

4.19 Approvals. As of the date of this Agreement, the Company knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

4.20 Loan Portfolio. (a) Except as may be set forth in Section 4.20(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), other than (x) any Loan the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of September 30, 2003, over 90 days delinquent in payment of principal or interest or (y) to the knowledge of the Company, any Loan the unpaid principal balance of which does not exceed $1,000,000 and which the obligor is in material default of any other provision under such Loan (for purposes of this clause (y), the failure of a borrower to deliver financial and other data on a timely basis to the Company as required by the relevant loan agreement shall not deemed a material default), or (ii) Loan with any director, executive officer or five percent or greater shareholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.20(a) of the Company Disclosure Schedule sets forth (i) all of the Loans in original principal amount in excess of $250,000 of the Company or any of its Subsidiaries that as of September 30, 2003, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan as of such date and the identity of the borrower thereunder, (ii) by category of Loan (i.e., commercial, consumer, etc.), all of the other Loans of the Company and its Subsidiaries that as of September 30, 2003, were classified as such, together with the aggregate principal amount of and accrued and unpaid interest on such Loans by category and (iii) each asset of the Company that as of September 30, 2003, was classified as “Other Real Estate Owned” and the book value thereof.

(b) To the knowledge of the Company, each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which

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have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

4.21 Property. Each of the Company and its Subsidiaries has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of the Company as of December 31, 2002 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date of this Agreement, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business, (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar liens and encumbrances arising in the ordinary course of business, (vi) liens securing obligations that are reflected in such consolidated balance sheet or (vii) the lessor’s interest in any such property that is leased. All leases pursuant to which the Company or any Subsidiary of the Company, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, is in default thereunder.

4.22 Reorganization. As of the date of this Agreement, the Company has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

4.23 State Takeover Laws and Charter Provisions. Assuming the accuracy of the representations and warranties of Parent set forth in Section 5.8 hereof, the Company has taken all necessary action to exempt the transactions contemplated by this Agreement from all applicable state takeover laws and any comparable provisions in the Articles of Incorporation or Bylaws of the Company.

4.24 Insurance. The Company and its Subsidiaries have policies of insurance to which the Company or its Subsidiaries are parties or that provide coverage to the Company and its Subsidiaries and all such policies: are valid and enforceable; are issued by insurers that are financially sound and reputable; taken together, provide adequate insurance coverage for the assets and the operations of the Company and its Subsidiaries for all risks normally insured against by a person carrying on the same business or businesses as the Company and its Subsidiaries; and are sufficient for compliance with all legal requirements. Neither the Company nor any Subsidiary has received (A) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (B) any notice of cancellation or any other indication that any policy of insurance is no longer in full force or effect or that the issuer of any policy of insurance is not willing or able to perform its obligations thereunder.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Article III, Parent hereby represents and warrants to the Company as follows:

5.1 Corporate Organization. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be licensed or qualify would not have a Material Adverse Effect on the Parent. Parent is duly registered as a financial holding company under the BHC Act. The Articles of Incorporation and Bylaws of Parent, copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

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(b) Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of Parent has the corporate power (or equivalent) and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where failure to be licensed or qualified would not have a Material Adverse Effect on the Subsidiary of Parent. The deposit accounts of each Subsidiary of Parent that is a bank are insured by the FDIC through the Bank Insurance Fund and/or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due. The charter documents and bylaws of each Subsidiary of Parent that is a “Significant Subsidiary” (within the meaning of Rule 1-02 of Regulation S-X of the SEC), copies of which have previously been made available to the Company, are true and correct copies of such documents as in effect as of the date of this Agreement.

5.2 Capitalization. (a) As of the date of this Agreement, the authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 5,000,000 shares of Parent preferred stock. As of the date of this Agreement, there were 39,840,524 shares of Parent Common Stock issued and outstanding and no shares of Parent Common Stock held in Parent’s treasury. As of the date of this Agreement, there were no shares of Parent preferred stock issued and outstanding. As of the date of this Agreement, no shares of Parent Common Stock were reserved for issuance, except that 3,335,991 shares of Parent Common Stock were reserved for issuance upon the exercise of stock options pursuant to the Parent’s Equity Compensation Plan, Employee Stock Purchase Plan, Stock Purchase Option of Cardinal Bancorp, Inc. effective April 13, 1993, 1994 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 12, 1994, 1995 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 11, 1995, 1996 Stock Purchase Option of Cardinal Bancorp, Inc. effective April 9, 1996 and 1997 Stock Option of Cardinal Bancorp, Inc. effective April 8, 1997 (collectively, the “Parent Stock Plans”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except as referred to above or reflected in Section 5.2(a) of the Parent Disclosure Schedule, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or any other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Section 5.2(b) of the Parent Disclosure Schedule sets forth a true and correct list of all of the Parent Subsidiaries as of the date of this Agreement. Except as may be set forth in Section 5.2(b) of the Parent Disclosure Schedule, as of the date of this Agreement, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of Parent, free and clear of all liens, charges, encumbrances and security interests whatsoever, and all of such shares or equity interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Subsidiary of Parent has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character with any party calling for the purchase or issuance of any shares of capital stock or any other equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity interest of such Subsidiary.

5.3 Authority; No Violation. (a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has directed that this Agreement and the

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transactions contemplated hereby be submitted to Parent’s shareholders for approval at a meeting of such shareholders and, except for the adoption of this Agreement by the requisite vote of Parent’s shareholders, no other corporate proceedings on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b) Except as may be set forth in Section 5.3(b) of the Parent Disclosure Schedule, neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of Parent, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

5.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and approval of such applications and notices, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the S-4, (c) the approval of this Agreement and the issuance of shares of Parent Common Stock pursuant to this Agreement by the requisite vote of the shareholders of Parent, (d) the filing of the Articles of Merger with the Department, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (f) approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ/NMS, (g) approval of the transactions contemplated by this Agreement by the Pennsylvania Department of Banking and/or filings in connection therewith pursuant to the Pennsylvania Banking Code, and (h) such filings, authorizations or approvals as may be set forth in Section 5.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by Parent in connection with (1) the execution and delivery by Parent of this Agreement and (2) the consummation by Parent of the Merger and the other transactions contemplated hereby.

5.5 SEC Reports. Parent has previously made available to the Company a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2000 by Parent with the SEC pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) and (b) communication mailed by Parent to its shareholders since December 31, 2000, and no such Parent Report (when filed and at its respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Parent has timely filed all Parent Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2000, and, as of their respective dates, all Parent Reports complied with the published rules and regulations of the SEC with respect thereto.

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5.6 Financial Statements. The Parent has previously made available to Parent copies of (a) the consolidated balance sheet of the Parent and its Subsidiaries as of December 31 for the fiscal year 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal years 2001 and 2002, accompanied by the audit report of PricewaterhouseCoopers LLP, independent public accountants with respect to the Parent (the “2002 Parent Audited Financial Statements”) and (b) the consolidated balance sheet of the Parent and its Subsidiaries as of September 30, 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for the nine-month period then ended (the “September 30 Parent Unaudited Financial Statements”). The December 31, 2002 and September 30, 2003 consolidated balance sheets of the Parent (including the related notes, where applicable) fairly present the consolidated financial position of the Parent and its Subsidiaries as of the date thereof, and the other financial statements referred to in this Section 5.6 (including the related notes, where applicable) fairly present, and the financial statements to be filed with the SEC after the date hereof will fairly present (subject, in the case of each of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial position of the Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed with the SEC after the date hereof will comply, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed with the SEC after the date hereof will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC. The books and records of the Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

5.7 Broker’s Fees. Neither Parent nor any Subsidiary of Parent, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Parent has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc. (“KBW”).

5.8 Absence of Certain Changes or Events. Except as may be set forth in Section 5.8 of the Parent Disclosure Schedule, or as disclosed in the 2002 Parent Audited Financial Statements or the September 30 Parent Unaudited Financial Statements or any Parent Report (as defined in Section 5.5) filed with the SEC prior to the date of this Agreement, since December 31, 2002 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Parent.

5.9 Taxes. (a) Except as may be set forth in Section 5.9(a) of the Parent Disclosure Schedule, each of the Parent and its Subsidiaries has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct in all material respects, and (ii) paid in full or made adequate provision in the financial statements of the Parent (in accordance with GAAP) for all Taxes required to be paid by them, whether or not shown to be due on such Tax Returns. Except as set forth in Section 5.9(a) of the Parent Disclosure Schedule, as of the date hereof (i) neither the Parent nor any of its Subsidiaries has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, (ii) with respect to each taxable period of the Parent and its Subsidiaries, the federal and state income Tax Returns of the Parent and its Subsidiaries have been audited by the IRS or appropriate state tax authorities through December 31, 2000 or the time for assessing and collecting income Tax with respect to such taxable period has closed and such taxable period is not subject to review, and (iii) there are no claims, audits or assessments pending against the Parent or any of its Subsidiaries for any alleged deficiency in Taxes, and the Parent has not been notified in writing of any proposed Tax claims, audits or assessments against the Parent or any of its Subsidiaries (other than, in each case, claims, audits or assessments for which adequate reserves in the financial statements of the Parent have been established). There are no material liens for Taxes upon the assets of the Parent or any of its Subsidiaries, other than liens for current Taxes

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not yet due and payable. None of the Parent or any Subsidiary is a party to any agreement or arrangement that would reasonably be expected to result, as a result of the consummation of the transactions contemplated hereby (including the Merger), separately or in the aggregate, in the actual or deemed payment by the Parent or any Subsidiary of any “excess parachute payments” within the meaning of Section 280G of the Code or that would be nondeductible under Section 162(m) of the Code. All Taxes required to be withheld, collected or deposited by or with respect to the Parent and its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority. Neither the Parent nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code (or any similar provision of law or regulations) by reason of a change in accounting method.

5.10 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate to the Company or any of its Subsidiaries) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

5.11 Compliance with Applicable Law. The Parent and each of its Subsidiaries holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied, in all material respects, with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Parent or any of its Subsidiaries, and neither the Parent nor any of its Subsidiaries has received notice of any violations of any of the above.

5.12 Agreements with Regulatory Agencies. Except as may be set forth in Section 5.12 of the Parent Disclosure Schedule, neither the Parent nor any of its Subsidiaries is or since December 31, 2001 has been subject to any cease-and-desist or other order issued by, or is a party to any Regulatory Agreement whether or not set forth on Section 5.12 of the Parent Disclosure Schedule, any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has the Parent or any of its Subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

5.13 Ownership of Company Common Stock; Affiliates and Associations.

(a) Neither Parent nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Company (other than Trust Account Shares or DPC shares); and

(b) Neither Parent nor any of its Subsidiaries is an “interested shareholder” of the Company (as such terms are defined in Section 2553 of the PBCL).

5.14 Opinion. Prior to the execution of this Agreement, Parent has received an opinion from KBW to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be paid by Parent is fair to Parent from a financial point of view.

5.15 Approvals. As of the date of this Agreement, Parent knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including the Merger) should not be obtained.

5.16 Reorganization. As of the date of this Agreement, Parent has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

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5.17 Financing. Parent at Closing will have available sufficient cash and cash equivalents on hand to pay the Total Cash Amount as contemplated by Section 1.4 hereof.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Parent, the Company and its Subsidiaries shall carry on their respective businesses in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the Company Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by Parent, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of the Company or a Subsidiary which is not a wholly-owned Subsidiary, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock, other than normal quarterly dividends on the Company’s Common Stock not in excess of $0.005 per share more than the dividend declared and paid with respect to the prior quarter’s dividend;

(b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares, as such terms are defined in Section 1.4(d) hereof) any shares of the capital stock of the Company or any Subsidiary of the Company, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any Subsidiary of the Company, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing other than pursuant to the ESPP, except, in the case of clauses (ii) and (iii), for the issuance of Company Common Stock (x) upon the exercise or fulfillment of rights or options issued or existing pursuant to employee benefit plans, programs or arrangements, or (y) to satisfy contingent payment obligations under the purchase agreements for the Company’s recent acquisition of Bonds & Paulus Associates, Inc. and Pension Benefits, Inc., in each case only to the extent such rights, options and obligations are outstanding and in existence on the date of this Agreement and in only accordance with their present terms;

(c) amend its Articles of Incorporation, Bylaws or other similar governing documents;

(d) make any capital expenditures other than those which are made in the ordinary course of business or are necessary to maintain existing assets in good repair;

(e) enter into any new line of business;

(f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to the Company, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;

(g) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c)) or take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(h) change its methods of accounting in effect at December 31, 2002, except as required by changes in GAAP or regulatory accounting principles as concurred to by the Company’s independent auditors, or make any Tax election or enter into any agreement or arrangement with respect to Taxes;

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(i) (i) except as set forth in Section 7.8 hereof, as required by applicable law or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including any Plan) or any agreement, arrangement, plan or policy between the Company or any Subsidiary of the Company and one or more of its current or former directors, officers or employees (including without limitation any retention, stay bonus, severance or change-of-control agreement, arrangement, plan or policy), except that the Company may make the pro-rata bonus payments described in Section 6.1(i) of the Company Disclosure Schedule, or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

(j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, engage in any repurchase transactions or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(l) change its existing deposit policy, incur deposit liabilities, other than deposit liabilities incurred in the ordinary course of business consistent with past practice, or accept any brokered deposit having a maturity longer than 365 days;

(m) sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file any application pertaining to such action with any Regulatory Agency;

(n) change any of its commercial or consumer loan policies, including credit underwriting criteria, or make any material exceptions thereto;

(o) purchase any mortgage loan servicing rights;

(p) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for property or services to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

(q) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(r) agree to do any of the foregoing.

6.2 Covenants of Parent. Except as set forth in Section 6.2 of the Parent Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by the Company, Parent shall not, and shall not permit any of its Subsidiaries to:

(a) solely in the case of Parent, declare or pay any dividends on or make any other distributions in respect of any of its capital stock other than its current quarterly dividends; provided, however, that nothing contained herein shall prohibit Parent from increasing the quarterly cash dividend on the Parent Common Stock in a manner consistent with past practice;

(b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(c) take any action or enter into any agreement that would reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

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(d) take, cause to be taken or omit to take any action which would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(e) agree to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Regulatory Matters. (a) The Company and Parent shall promptly prepare and file with the SEC the Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of the Company and Parent shall thereafter mail the Proxy Statement to its respective shareholders. Parent shall also use its reasonable best efforts to obtain as promptly as practicable all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Company and Parent shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Parent and the Company shall promptly furnish each other with copies of written communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date of this Agreement) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

7.2 Access to Information. (a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule,

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regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) All information furnished by either party to the other pursuant to Section 7.2(a) shall be subject to, and the receiving party shall hold all such information in confidence in accordance with, the provisions of the confidentiality agreements, dated October 3, 2003 and November 14, 2003 (the “Confidentiality Agreements”), between Parent and the Company.

(c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

7.3 Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby and except as otherwise permitted in this Section 7.3, the Company will not, and will not authorize or permit any of its directors, officers, agents, employees, investment bankers, attorneys, accountants, advisors, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) to, directly or indirectly, (i) initiate, solicit, encourage or take any action to facilitate (including by way of furnishing information) any Acquisition Proposal (as defined below) or any inquiries with respect to or the making of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that is seeking to make, or has made, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to an Acquisition Proposal, (v) fail to make, withdraw or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof, or (vi) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company.

(b) Notwithstanding anything herein to the contrary, the Company and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal (provided that the Board of Directors of the Company shall not withdraw or modify in an adverse manner its approval recommendation referred to in Section 7.4 hereof except as set forth below), (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to a Superior Proposal (as defined below) by any such person, if and only to the extent that (x) the Company’s Board of Directors concludes in good faith, after consultation with outside counsel, that failure to do so would constitute a breach of its fiduciary duties to the Company’s shareholders under applicable law, (y) prior to providing any information or data to any person in connection with a Superior Proposal by any such person, the Company’s Board of Directors receives from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreements and the Parent (a copy of which executed confidentiality agreement shall have been provided to the Parent for informational purposes), and (z) at least 72 hours prior to providing any information or data to any person or entering into discussions or negotiations with any person, the Company notifies Parent in writing promptly of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers, and (iii) to withdraw or modify in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof in order to accept a Superior Proposal. The Company will promptly (and in any event within 24 hours) notify Parent in writing of the receipt of any Acquisition Proposal or any information related thereto, which notification shall describe the Acquisition Proposal and identify the third party making the same.

(c) The Company agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal.

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(d) For purposes of this Section 7.3:

(i) The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving the Company or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries.

(ii) The term “Superior Proposal” means, with respect to the Company, any bona-fide, unsolicited written Acquisition Proposal made by a person other than Parent which is on terms which the Board of Directors of the Company in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all break-up fees, expense reimbursement provisions and conditions to consummation and all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (A) is more favorable to its shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors of the Company, and (B) is reasonably capable of being completed.

(e) If a Payment Event (as hereinafter defined) occurs, the Company shall pay to Parent (by wire transfer of immediately available funds), within two (2) Business Days following such Payment Event, a fee of $8,500,000 (the “Break-up Fee”).

“Payment Event” means (x) the termination of this Agreement by Parent pursuant to Section 9.1(f) (as a result of a breach by the Company of any of its covenants under Section 7.3(a) or (c), Section 7.4 or 7.5) or pursuant to Section 9.1(h), or (y) the occurrence of any of the following events within twelve (12) months of the termination of this Agreement pursuant to Section 9.1(c), provided that an Acquisition Proposal shall have been made after the date hereof and prior to such termination (which shall not have been withdrawn in good faith prior to such termination): (i) the Company merges with or into, or is acquired, directly or indirectly, by merger or otherwise by, a Third Party; (ii) a Third Party, directly or indirectly acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; (iii) a Third Party, directly or indirectly, acquires more than 50% of the outstanding Company Common Stock; or (iv) the Company adopts or implements a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Company Common Stock or an extraordinary dividend relating to more than 50% of the outstanding Company Common Stock or 50% of the assets of the Company and its Subsidiaries, taken as a whole. As used herein, “Third Party” means any person as defined in section 13(d) of the Exchange Act (other than Parent or its affiliates).

(f) The Company acknowledges that the agreements contained in Section 7.3(e) are an integral part of the transactions contemplated in this Agreement and that without these agreements Parent would not enter into this Agreement. Accordingly, in the event the Company fails to pay to Parent the Break-up Fee, promptly when due, the Company shall, in addition thereto, pay to Parent all costs and expenses (including attorney’s fees and disbursements) incurred in collecting such Break-up Fee together with interest on the amount of the Break-up Fee (or any unpaid portion thereof), from the date such payment was due until the date such payment is received by Parent, accrued at the fluctuating prime rate (as quoted in The Wall Street Journal) as in effect from time to time during the period.

7.4 Shareholder Meetings. The Company and Parent each shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its respective shareholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. Subject, in the case of the Company, to the right of the Company and its Board of Directors to take action permitted by Section 7.3(b) with respect to a Superior Proposal, the Company and Parent each will, through its respective Board of Directors, recommend to its respective shareholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement. The Company and Parent shall coordinate and cooperate with respect to the foregoing matters, with a view towards, among other things, holding the respective meetings of each party’s shareholders on the same day.

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7.5 Legal Conditions to Merger. Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

7.6 Affiliates. The Company shall use its reasonable best efforts to cause each director, executive officer and other person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to Parent, as soon as practicable after the date of this Agreement, a written agreement, in the form of Exhibit 7.6 hereto.

7.7 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS, subject to official notice of issuance, as of the Effective Time.

7.8 Employee Benefit Plans; Existing Agreements. (a) Following the Effective Time, the employees of the Company and its Subsidiaries (the “Company Employees”) shall be eligible to participate in employee benefit plans, including severance plans (each a “Parent Plan”), of Parent or its Subsidiaries in which similarly situated employees of Parent or its Subsidiaries participate, to the same extent that similarly situated employees of Parent or its Subsidiaries participate; provided, however, that, in the case of all benefits then provided to the Company Employees, until the first anniversary of the Effective Time, Parent may instead provide such employees with participation in the employee benefit plans of the Company on a basis that is no less favorable to such employees than those plans in which they participated immediately prior to the Effective Time (it being understood that inclusion of Company Employees in Parent’s employee benefit plans may occur at different times with respect to different plans). From and after the Effective Time, Parent may elect not to provide to the Company Employees any benefits which are not then provided by Parent and its Subsidiaries to their employees notwithstanding that such benefits were provided by the Company and its Subsidiaries to their employees immediately prior to the Effective Time. In the case of benefits which are provided at the Effective Time by Parent to employees of Parent and its Subsidiaries but are not then provided by the Company and its Subsidiaries to their employees, Parent will as soon as possible, and in all events within one year, after the Effective Time include the Company Employees in the plans under which such benefits are made available.

(b) With respect to each Parent Plan for which length of service is taken into account for any purpose, service with the Company or any of its Subsidiaries (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent Plan shall waive pre-existing condition limitations to the same extent waived under the applicable Company Plan. Company Employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.

(c) As of the Effective Time, Parent shall assume and honor and shall cause the appropriate Subsidiaries of Parent to assume and to honor in accordance with their terms all agreements listed in Section 7.8 of the Company Disclosure Schedule (the “Benefit Agreements”). Parent acknowledges and agrees that the Merger will constitute a “change in control” of the Company for all purposes under such agreements.

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The provisions of this Section 7.8(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.

(d) Parent and the Company agree that, prior to the Effective Time, the Company may adopt a severance plan (the “Severance Plan”) and a change in control retention plan (the “Retention Plan”), each substantially as provided in Section 6.1(i) of the Company Disclosure Schedule. Notwithstanding any other provision of this Agreement, any Plan or otherwise, Parent agrees from and after the Closing Date to maintain in full force and effect, without amendment or modification, (i) for a period of no less than one year following the Closing Date, the Severance Plan and (ii) the Retention Plan until such time as all Parent or Company obligations are fulfilled thereunder.

7.9 Indemnification. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Company, any of the Subsidiaries of the Company or any of their respective predecessors or affiliates or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, Parent shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation incurred by each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (1) Parent shall have the right to assume the defense thereof and upon such assumption Parent shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent, and Parent shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Parent shall in all cases be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), (4) Parent shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law, and (5) Parent shall have no obligation hereunder to any Indemnified Party in respect of any such loss, claim, damage, liability, cost, expense, judgment or amount paid in settlements which arose out of or resulted from the gross negligence, criminal activity, willful misconduct or recklessness of the Indemnified Party. Any Indemnified Party wishing to claim Indemnification under this Section 7.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, provided that the failure to so notify shall not affect the obligations of Parent under this Section 7.9 except to the extent such failure to notify materially prejudices Parent. Parent’s obligations under this Section 7.9 shall continue in full force and effect without time limit from and after the Effective Time.

(b) Parent shall cause the persons serving as officers and directors of the Company immediately prior to the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less

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advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such.

(c) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 7.9.

(d) The provisions of this Section 7.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

7.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

7.11 Coordination of Dividends. After the date of this Agreement each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of the Parent Common Stock and the Company Common Stock and the record dates and payments dates relating thereto, it being the intention of the parties that the holders of Company Common Stock shall not receive more than one dividend, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any holder of Company Common Stock receives in exchange therefor in the Merger.

7.12 Employee Stock Purchase Plan. The Company shall take all such necessary action to terminate the ESPP effective immediately prior to the Effective Time, and provide that (i) all payroll accumulations credited to participants’ accounts under the ESPP for the option period (as such term is defined in the ESPP) beginning immediately prior to and including the Effective Time shall be promptly returned to such participants, and (ii) no shares of Company Common Stock shall be purchased by participants for such option period. In addition, upon the effective termination of the ESPP, the Company shall distribute all shares held in participants’ accounts to the respective participants in accordance with the terms of the ESPP.

7.13 Appointment of Directors. Effective as of the Effective Time, Parent shall cause its Board of Directors to be expanded by two members, and shall appoint the Company Directors (as defined below) to fill the vacancies on Parent’s Board of Directors created by such increase. If any of the Company Directors does not become a director of Parent because of death, disability or otherwise, or if any of the Company Directors shall cease to be a director of Parent at any time before the second anniversary of the Effective Time, Parent agrees, after consultation with the Bank Directors (as defined in Section 7.14(b)), to cause a person who is a member of the Board of Directors of the Company as of the date hereof to be elected or appointed to the Board of Directors of Parent as the new Company Director. In connection with the annual meeting of Parent next following the Effective Time, Parent shall nominate each of the Company Directors for election as a director by the shareholders of the Company, each to continue serving in the class to which they were appointed, and Parent shall solicit proxies for their election at such annual meeting. The term “Company Directors” shall mean the two individuals who shall be designated by the Company, after consultation with Parent, to become members of the Board of Directors of Parent as of the Effective Time pursuant to this Section 7.13. Nothing in this Section 7.13 shall require the election or appointment of any individual whose election or appointment is prohibited or advised against by any Regulatory Agency.

7.14 Execution and Authorization of Bank Merger Agreement.

(a) As soon as reasonably practicable after the date of this Agreement, (a) Parent shall (i) cause the Board of Directors of the Parent Bank to approve the Bank Merger Agreement, (ii) cause the Parent Bank to

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execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole shareholder of the Parent Bank, and (b) the Company shall (i) cause the Board of Directors of the Company Bank to approve the Bank Merger Agreement, (ii) cause the Company Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole shareholder of the Company Bank.

(b) The Bank Merger Agreement shall provide that (i) effective as of the effective time of the Bank Merger, the Surviving Bank shall cause its Board of Directors to be expanded by four members, and shall appoint the Bank Directors (as defined below) to fill the vacancies on the Surviving Bank’s Board of Directors created by such increase, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank until their respective successors are duly elected or appointed and qualified, and (ii) if permitted by law, the Bank Directors shall hold office for a period of no less than two years from the effective time of the Bank Merger. The Bank Merger Agreement shall contain other terms that are normal and customary in light of the transactions contemplated hereby and such additional terms as are necessary to carry out the purposes of this Agreement. The term “Bank Directors” shall mean the four individuals who shall be designated by the Company after consultation with the Parent, to become members of the Board of Directors of Surviving Bank as of the effective time of the Bank Merger pursuant to the Bank Merger Agreement.

(c) If any of the Bank Directors does not become a director of the Surviving Bank because of death, disability or otherwise, or if any of the Bank Directors shall cease to be a director of the Surviving Bank at any time before the second anniversary of the effective time of the Bank Merger, Parent agrees, after consultation with the remaining Bank Directors, to cause a person who is a member of the Board of Directors of the Company as of the date hereof to be elected or appointed to the Board of Directors of the Surviving Bank as the new Bank Director.

7.15 Concerning Directors of the Company. From and after the Effective Time, all of the director deferred compensation plan(s) of the Company in effect on the date hereof shall be continued in place, but no additional grants shall be authorized thereunder. From and after the Effective Time and their acceptance of appointment as directors of Parent, each of the Company Directors will be eligible to participate in the Parent’s deferred compensation plans for directors of the Parent on the same terms as the other directors of the Parent. In addition, Parent hereby expressly agrees and acknowledges that upon consummation of the Merger, Parent shall succeed to all obligations to directors (including Richard A. Elko) under the Company’s supplemental executive retirement plans. The provisions of this Section 7.15 are intended to be for the benefit of, and shall be enforceable by, each director of the Company and his or her heirs and representatives.

7.16 ESOP Matters. The Company Employee Stock Ownership Plan (the “Company ESOP”) shall be terminated as of the Effective Time. To the extent permitted by applicable law and consistent with fiduciary duties owed by the trustees of the Company ESOP, promptly after the Effective Time, the trustees of the Company ESOP shall sell a sufficient number of shares of Parent Common Stock received with respect to the Company Common Stock held, unallocated, in the suspense account in the Company ESOP such that the proceeds of such sale shall equal or exceed the then outstanding ESOP indebtedness and shall apply the proceeds from such sale to the payment of the ESOP indebtedness. Any remaining shares of Parent Common Stock and cash held in the suspense account after the repayment of the ESOP indebtedness shall be allocated to the ESOP participants in accordance with the terms of the Company ESOP and applicable laws and regulations. In connection with the termination of the Company ESOP, the Company shall promptly apply to the IRS for a favorable determination letter on the tax-qualified status of the Company ESOP on termination and any amendments made to the Company ESOP in connection with its termination or otherwise, if such amendments have not previously received a favorable determination letter from the IRS with respect to their qualification under Code Section 401(a). Any amendments to the Company ESOP requested by the IRS prior to the Effective Time shall be adopted by Company and Company Bank, and any amendments requested by the IRS after the Effective Time shall be adopted by Parent if upon advice of legal counsel to Parent that such amendments are appropriate. Any and all distributions from the Company ESOP after its termination shall be made consistent

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with the aforementioned determination letter from the IRS. The account balances of participants in the Company ESOP will be distributed as soon as practicable after the later of (a) the Effective Time and (b) the receipt of a favorable determination letter for termination of the Company ESOP from the IRS. Prior to the Effective Time, Company and Company Bank shall make contributions to, and payments on the loan of, the Company ESOP consistent with past practices on regularly scheduled payment dates.

7.17 New Employment Agreement. Contemporaneously herewith, the Parent Bank has entered into an employment agreement with the President and CEO of the Company, pursuant to which he shall become President and CEO of the Patriot division of the Surviving Bank commencing as of the effective time of the Bank Merger.

7.18 Outplacement Services for Company Employees. From and after the Effective Time, Parent shall permit Company Employees who are terminated in connection with the Merger to participate in Parent’s outplacement services plan for employees of Parent and its subsidiaries, which outplacement services shall be provided for a period of not less than six months by an outplacement agency selected by Parent.

ARTICLE VIII

CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved and adopted by the requisite votes of the holders of the outstanding shares of Company Common Stock and Parent Common Stock under applicable law and the rules of the NASDAQ/NMS.

(b) Listing of Shares. The shares of Parent Common Stock which shall be issued to the shareholders of the Company upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS, subject to official notice of issuance.

(c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an “Injunction”) shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

8.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (i) that are not qualified by materiality shall be true and correct in all material respects and (ii) that are qualified by materiality shall be true and correct in all respects, in each of the foregoing cases as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

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(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d) Federal Tax Opinion. Parent shall have received an opinion from Morgan, Lewis & Bockius LLP, counsel to Parent (“Parent’s Counsel”), in form and substance reasonably satisfactory to Parent, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

8.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in this Agreement (i) that are not qualified by materiality shall be true and correct in all material respects and (ii) that are qualified by materiality shall be true and correct in all respects, in each of the foregoing cases as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.

(d) Federal Tax Opinion. The Company shall have received an opinion from Stevens & Lee P.C. (the “Company’s Counsel”), in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, the Company’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Parent, the Company and others, reasonably satisfactory in form and substance to such counsel.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of both the Company and Parent:

(a) by mutual consent of the Company and Parent in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

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(b) by either Parent or the Company upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity (provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein) or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before November 30, 2004, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either Parent or the Company provided that it shall not be in material breach of any of its obligations under Section 7.4 if any approval of the shareholders of either of the Company or Parent required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain, after the use of all reasonable efforts, the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by the Company) or Section 8.3(a) (in the case of a breach of representation or warranty by Parent);

(f) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or

(g) by the Company at any time during the two-day period following the Determination Date (as defined in Section 1.4 hereof), if both of the following conditions (1) and (2) are satisfied:

(1) the Average Closing Price (as defined below) shall be less than the product of 0.800 and the Starting Price; and

(2) (i) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Parent Ratio”) shall be less than (ii) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date (as defined below) and subtracting 0.200 from such quotient (such number being referred to herein as the “Index Ratio”);

subject to the following. If the Company elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice to Parent; provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two-day period. During the period commencing with its receipt of such notice and ending at the Effective Time, Parent shall have the option of increasing the Exchange Ratio and/or the Per Share Cash Consideration in a manner such, and to the extent

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required, so that the condition set forth in either clause (1) or (2) above shall be deemed not to exist; provided, however, that the Per Share Cash Consideration shall not be increased in a manner that would cause the failure of the conditions set forth in Sections 8.2(d) or 8.3(d) hereof.

For purposes hereof, the condition set forth in clause (1) above shall be deemed not to exist if:

the Exchange Ratio and/or the Per Share Cash Consideration is increased so that the Per Share Consideration (calculated by using the Average Closing Price, as provided in the definition of “Per Share Consideration”) after such increase is not less than 84% of the Per Share Consideration calculated by using the Starting Price in lieu of the Average Closing Price.

For purposes hereof, the condition set forth in clause (2) above shall be deemed not to exist if:

the Exchange Ratio and/or the Per Share Cash Consideration is increased so that the Adjusted Parent Ratio is not less than the Index Ratio.

If Parent makes this election, within such period, it shall give prompt written notice to Company of such election and the revised Exchange Ratio and/or Per Share Cash Consideration, whereupon no termination shall have occurred pursuant to this Section 9.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio and/or Per Share Cash Consideration, and derivatively the Per Share Stock Consideration and/or Total Cash Amount, shall have been so modified), and any references in this Agreement to “Exchange Ratio,” “Per Share Cash Consideration,” “Per Share Stock Consideration” and “Total Cash Amount” shall thereafter be deemed to refer to the Exchange Ratio, Per Share Cash Consideration, Per Share Stock Consideration and Total Cash Amount after giving effect to any adjustment made pursuant to this Section 9.1(g). For purposes of this Section 9.1(g), the following terms shall have the meanings indicated:

“Adjusted Parent Ratio” means the number obtained by dividing (x) the sum of (A) the Average Closing Price plus (B) the quotient obtained by dividing the aggregate increase in transaction value resulting from an increase in the Exchange Ratio and/or the Per Share Cash Consideration by the total number of shares of Company Common Stock outstanding on the Determination Date, by (y) the Starting Price.

“Average Closing Price” means the average of the last reported sale prices per share of Parent Common Stock as reported on the NASDAQ/NMS (as reported in The Wall Street Journal or, if not reported therein, in another mutually agreed upon authoritative source) for the twenty consecutive trading days immediately preceding the Determination Date (as defined in Section 1.4(a) hereof).

“Index Price” on a given date means the closing price of the NASDAQ Bank Index.

“Per Share Consideration” means the sum of (i) 80% of the product of the Per Share Stock Consideration times the Average Closing Price plus (ii) 20% of the Per Share Cash Consideration.

“Starting Date” means the trading day on the NASDAQ/NMS preceding the day on which the parties publicly announce the signing of this Agreement.

“Starting Price” means the closing price of Parent Common Stock on the trading day on NASDAQ/NMS preceding the day on which the parties publicly announce the signing of this Agreement.

If Parent declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of Parent shall be appropriately adjusted for the purposes of applying this Section 9.1(g).

(h) by Parent, if (i) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its recommendation to its shareholders referred to in Section 7.4 hereof in order to

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accept a Superior Proposal, or (ii) prior to acceptance for payment of the Company Common Stock any Person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than the Parent or its subsidiaries) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of at least 20% of the outstanding Company Common Stock.

9.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 7.3(e), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of either the Company or Parent; provided, however, that after any approval of the transactions contemplated by this Agreement by the Company’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to the Company shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4 Extensions; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

10.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of Parent at 10:00 a.m., or such other place and time as may be agreed to by the parties hereto, and on such date as the parties hereto shall mutually agree, provided that such date may not be later than 15 business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the “Closing Date”).

10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.3 Expenses. Except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt

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requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent, to:

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543

Attention: Chief Executive Officer

with a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Attention: Lawrence H. Berger, Esq.

and

(b)	if to the Company, to:

Patriot Bank Corp.

High & Hanover Streets

Pottstown, PA 19464

Attention: Chief Executive Officer

with a copy to:

Stevens & Lee P.C.

620 Freedom Business Center, Suite 200

P.O. Box 62330

King of Prussia, Pennsylvania 19406

Attention: Jeffrey P. Waldron, Esq.

10.5 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to December 10, 2003. No provision of this Agreement shall be construed to require the Company, Parent or any of their respective Subsidiaries or affiliates to take any action that would violate any applicable law, rule or regulation.

10.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreements between Parent and the Company.

10.8 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law.

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10.9 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in 7.2(b) of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 7.2(b) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.11 Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the NASDAQ/NMS, so long as this Agreement is in effect, neither Parent nor the Company shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

10.12 Tax Disclosure. Notwithstanding anything else in this Agreement to the contrary, each party hereto (and each employee, representative, or other agent of any party) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and federal income tax structure of any and all transaction(s) contemplated herein and all materials of any kind (including opinions or other tax analyses) that are or have been provided to any party (or to any employee, representative, or other agent of any party) relating to such tax treatment or tax structure, provided, however, that this authorization of disclosure shall not apply to restrictions reasonably necessary to comply with securities laws. This authorization of disclosure is not effective until the earlier of (i) the date of the public announcement of discussions relating to the transaction, (ii) the date of the public announcement of the transaction or (iii) the date of execution of an agreement (with or without conditions) to enter into the transaction.

10.13 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

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IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SUSQUEHANNA BANCSHARES, INC.

By:	/S/ WILLIAM J. REUTER
Name:	William J. Reuter
Title:	Chairman, Chief Executive Officer and President

PATRIOT BANK CORP.

By:	/S/ RICHARD A. ELKO
Name:	Richard Elko
Title:	President and Chief Executive Officer

*	The following schedules have been omitted from the filing of this exhibit: Patriot Bank Corp. Disclosure Schedule and Susquehanna Bancshares, Inc. Disclosure Schedule. The Registrant will furnish supplementally copies of these omitted schedules to the Commission upon request.

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FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”) is entered into as of January 22, 2004, between Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Parent”), and Patriot Bank Corp., a Pennsylvania corporation (the “Company”). This Amendment amends the Agreement and Plan of Merger, dated as of December 10, 2003, between the Parent and the Company (the “Agreement”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Agreement.

WHEREAS, the Agreement contemplates that Patriot Bank, a Pennsylvania-chartered commercial bank and wholly-owned subsidiary of the Company (the “Company Bank”), will merge with and into Farmers First Bank, a Pennsylvania-chartered commercial bank and wholly-owned subsidiary of the Parent; and

WHEREAS, the parties now desire to amend the Agreement to provide that the Company Bank instead will merge with and into Equity Bank, a New Jersey state chartered bank, member bank of the Federal Reserve and wholly-owned subsidiary of the Parent.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein and in the Agreement, and intending to be legally bound hereby, the parties agree as follows:

1.  The second recital of the Agreement is hereby amended and restated to read in its entirety as follows:

“WHEREAS, as soon as practicable after the execution and delivery of this Agreement, Equity Bank, a New Jersey state chartered bank, member of the Federal Reserve and a wholly-owned subsidiary of Parent (the “Parent Bank”) and Patriot Bank, a Pennsylvania-chartered commercial bank and a wholly-owned subsidiary of the Company (the “Company Bank”), will enter into an Agreement and Plan of Merger (the “Bank Merger Agreement”), pursuant to which the Company Bank shall merge with and into the Parent Bank (the “Bank Merger”), with the Parent Bank constituting the surviving bank (the “Surviving Bank”) and it is intended that the Bank Merger be consummated immediately following the consummation of the Merger; and”

2. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

3. This Amendment shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law.

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4.  Except as specifically modified by this Amendment, all of the provisions of the Agreement are hereby ratified and confirmed to be in full force and effect, and shall remain in full force and effect.

[Signatures appear on following pages]

Annex A-39

IN WITNESS WHEREOF, the undersigned have caused this First Amendment to Agreement and Plan of Merger be signed by their respective officers thereunder duly authorized, all as of the date first written above.

SUSQUEHANNA BANCSHARES, INC.

By:	/S/ WILLIAM J. REUTER
Name:	William J. Reuter
Title:	Chairman, Chief Executive Officer and President

PATRIOT BANK CORP.

By:	/S/ RICHARD A. ELKO
Name:	Richard Elko
Title:	President and Chief Executive Officer

Annex A-40

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This Second Amendment to Agreement and Plan of Merger (this “Amendment”) is entered into as of January 30, 2004, between Susquehanna Bancshares, Inc., a Pennsylvania corporation (“Parent”), and Patriot Bank Corp., a Pennsylvania corporation (the “Company”). This Amendment amends the Agreement and Plan of Merger, dated as of December 10, 2003, between Parent and the Company (the “Agreement”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Agreement.

WHEREAS, the Agreement was amended previously by the First Amendment to Agreement and Plan of Merger, dated as of January 22, 2004, between Parent and the Company (the “First Amendment”); and

WHEREAS, Parent and the Company desire to further amend the Agreement pursuant to the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein and in the Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. The definition of “Total Cash Amount” in Section 1.4 of the Agreement is hereby amended and restated to read in its entirety as follows:

““Total Cash Amount” shall equal (x) the product of the Per Share Cash Consideration multiplied by 20% of the outstanding shares of Company Common Stock as of the close of business on the Determination Date, calculated on a Fully Diluted Basis (as defined below), then (y) reduced by the aggregate amount of cash to be paid by Parent for the cancellation of Company NQSOs pursuant to Section 1.6(b) hereof. For purposes of this calculation, the term “Fully Diluted Basis” shall mean all outstanding shares of Company Common Stock, excluding shares of Company Common Stock held in treasury, and including (i) shares of issued Company Common Stock assuming the exercise of all outstanding Company ISOs and NQSOs (each as defined in Section 1.6), (ii) shares of Company Common Stock allocated pursuant to shares of outstanding restricted stock that have not vested under the Company Option Plans (“Restricted Company Stock”) and the Company’s Employee Stock Ownership Plan; and (iii) shares of Company Common Stock to be issued to satisfy the Company’s contingent payment obligations under purchase agreements for the Company’s recent acquisitions of Bonds & Paulus Associates, Inc. and Pension Benefits, Inc.”

2. Exhibit 1.5(e)(2)(B) to this Amendment is hereby incorporated into the Agreement.

3. Section 1.6(c) of the Agreement is hereby amended and restated to read in its entirety as follows:

“(c) At the Effective Time, each share of Restricted Company Stock shall be converted into that number of shares of Parent Common Stock equal to the product of the number of such shares of Restricted Company Stock immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock.”

4. Exhibit 4.2(b) to this Amendment is hereby incorporated into the Agreement.

5. Exhibit 5.2(b) to this Amendment is hereby incorporated into the Agreement.

6. Section 5.4 of the Agreement is hereby amended and restated to read in its entirety as follows:

“Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Bank Merger Act, and approval of such applications and notices, (b) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the S-4, (c) the approval of this Agreement and the issuance of shares of Parent Common Stock pursuant to this Agreement by the requisite vote of the shareholders of Parent, (d) the filing of the Articles of Merger with the Department, (e) such filings and approvals as are required to be made or obtained under the

Annex A-41

securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (f) approval of the listing of the Parent Common Stock to be issued in the Merger on the NASDAQ/NMS, (g) approval of the transactions contemplated by this Agreement by the Pennsylvania Department of Banking and the Commissioner of Banking and Insurance of New Jersey and/or filings in connection therewith pursuant to the Pennsylvania Banking Code and the New Jersey Banking Act of 1948, as amended, respectively, and (h) such filings, authorizations or approvals as may be set forth in Section 5.4 of the Parent Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by Parent in connection with (1) the execution and delivery by Parent of this Agreement and (2) the consummation by Parent of the Merger and the other transactions contemplated hereby.”

7. Schedule 6.1(i) to the Company Disclosure Schedule is hereby amended to add the following:

“3. The Company may amend Richard A. Elko’s and James A. Bentley’s Supplemental Retirement and Death Benefit Agreement (“SERP”) to provide that the entitlement to benefits thereunder will be fully vested upon a “change of control” (as that term is defined in the SERP).

4. The Company may amend the terms of the Company Option Plans and any outstanding agreements for the award of Restricted Company Stock to permit accelerated vesting of Restricted Company Stock awarded pursuant to the Company Option Plans upon a “change of control” (as that term is defined in the Company Option Plans).”

8. Exhibit 7.6 to this Amendment is hereby incorporated into the Agreement.

9. Section 7.16 of the Agreement is hereby amended and restated in its entirety as follows:

“ESOP Matters. The Company Employee Stock Ownership Plan (the “Company ESOP”) shall be terminated as of the Effective Time. To the extent permitted by applicable law and consistent with fiduciary duties owed by the trustees of the Company ESOP, promptly after the Effective Time, the trustees of the Company ESOP shall sell a sufficient number of shares of Parent Common Stock received with respect to the Company Common Stock held, unallocated, in the suspense account in the Company ESOP such that the proceeds of such sale shall equal or exceed the then outstanding ESOP indebtedness and shall apply the proceeds from such sale to the payment of the ESOP indebtedness. Any remaining shares of Parent Common Stock and cash held in the suspense account after the repayment of the ESOP indebtedness shall be allocated to the ESOP participants in accordance with the terms of the Company ESOP and applicable laws and regulations. In connection with the termination of the Company ESOP, the Company shall promptly apply to the IRS for a favorable determination letter on the tax-qualified status of the Company ESOP on termination and any amendments made to the Company ESOP in connection with its termination or otherwise, if such amendments have not previously received a favorable determination letter from the IRS with respect to their qualification under Code Section 401(a). Any amendments to the Company ESOP requested by the IRS prior to the Effective Time shall be adopted by Company and Company Bank, and any amendments requested by the IRS after the Effective Time shall be adopted by Parent if upon advice of legal counsel to Parent such amendments are appropriate. Any and all distributions from the Company ESOP after its termination shall be made consistent with the aforementioned determination letter from the IRS. The account balances of participants in the Company ESOP will be distributed as soon as practicable after the later of (a) the Effective Time and (b) the receipt of a favorable determination letter for termination of the Company ESOP from the IRS. Prior to the Effective Time, Company and Company Bank shall make contributions to, and payments on the loan of, the Company ESOP consistent with past practices on regularly scheduled payment dates. Notwithstanding the foregoing, the Company and Patriot Bank may make a contribution to, and payments on the loan to, the Company ESOP with respect to the period beginning January 1, 2004, up to and including the Effective Time (or a date prior to the Effective Time) in an amount not in excess of the limitations prescribed by the Internal Revenue Code. Company and Patriot Bank may amend the Company ESOP to effect the making of the contribution described in the preceding sentence and to effect the allocation of such Company ESOP contribution and any Company ESOP earnings resulting from the Merger.”

Annex A-42

10. Section 7.17 of the Agreement is hereby amended and restated in its entirety as follows:

“7.17 New Employment Agreement. The Surviving Bank has entered into an employment agreement with the President and CEO of the Company, pursuant to which he shall become President and CEO of the Surviving Bank commencing as of the effective time of the Bank Merger.”

11. Immediately following Section 7.18 of the Agreement, a new Section 7.19 is hereby inserted to read in its entirety as follows:

“7.19 Dividend Reinvestment and Stock Purchase Plan. The Company shall take all such necessary action to terminate the Company’s Dividend Reinvestment and Stock Purchase Plan (the “DRIP”) effective immediately after the first dividend payment paid on Company Common Stock in 2004. In addition, upon the effective termination of the DRIP, the Company shall distribute all shares of Company Common Stock and the value of all cash held in participant’s plan accounts in accordance with the terms of the DRIP.”

12. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

13. This Amendment shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to any applicable conflicts of law.

14. Except as specifically modified by this Amendment, all of the provisions of the Agreement and the First Amendment are hereby ratified and confirmed to be in full force and effect, and shall remain in full force and effect.

15. As soon as practicable following the signing of this Amendment, the parties agree to prepare for inclusion in the registration statement on Form S-4 and the Proxy Statement, a conformed copy of the Agreement as amended by this Amendment, the First Amendment and any subsequent amendment.

[Signatures appear on following pages]

Annex A-43

IN WITNESS WHEREOF, the undersigned have caused this Second Amendment to Agreement and Plan of Merger be signed by their respective officers thereunder duly authorized, all as of the date first written above.

SUSQUEHANNA BANCSHARES, INC.

By:	/S/ DREW K. HOSTETTER
Name:	Drew K. Hostetter
Title:	Executive Vice President and Chief Financial Officer

PATRIOT BANK CORP.

By:	/S/ RICHARD A. ELKO
Name:	Richard A. Elko
Title:	President and Chief Executive Officer

Annex A-44

Annex B

[Janney Montgomery Scott LLC Letterhead]

[DATE]

The Board of Directors

Patriot Bank Corp.

Members of the Board:

Patriot Bank Corp. (“Patriot”) and Susquehanna Bancshares, Inc. (“Susquehanna”) have entered into an Agreement and Plan of Merger (“Merger Agreement”) providing for the merger of Patriot with and into Susquehanna (the “Merger”). The proposed merger consideration is outlined in the Merger Agreement dated December 10, 2003. You have asked our opinion, as of the date hereof, whether the merger consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Patriot.

Pursuant to the Merger Agreement, each outstanding share of Patriot Common Stock will be exchanged, at the election of the holder thereof, for either 1.143 shares of Susquehanna Common Stock, $30.00 in cash, or a combination of Susquehanna Common Stock and cash (“Merger Consideration”). The terms and conditions of the consideration received by Patriot shareholders are described in more detail in the Merger Agreement.

Janney Montgomery Scott LLC, as part of its investment banking business, is engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions. We have acted as financial advisor to Patriot in connection with the Merger and will receive a fee for our services, a portion if which is contingent upon the consummation of the Merger. Patriot has agreed to indemnify us for certain liabilities arising out of rendering this opinion. In addition, in the ordinary course of our business as a broker-dealer, we may, from time to time, have a long or short position in, and buy or sell, debt or equity securities of Patriot or Susquehanna for our own account or for the accounts of our customers.

In rendering our opinion, we have, among other things:

(a) reviewed the historical financial performances, current financial positions and general prospects of Patriot and Susquehanna;

(b) considered the proposed financial terms of the Merger and have examined the projected consequences of the Merger with respect to, among other things, market value, earnings and tangible book value per share of Susquehanna Common Stock;

(c) to the extent deemed relevant, analyzed selected public information of certain other banks and bank holding companies and compared Patriot and Susquehanna from a financial point of view to these other banks and bank holding companies;

(d) reviewed the historical market price ranges and trading activity performance of Common Stock of Patriot and Susquehanna;

(e) reviewed publicly - available information such as annual reports, SEC filings and research reports;

(f) compared the terms of the Merger with the terms of certain other comparable transactions to the extent information concerning such acquisitions was publicly available;

(g) discussed with certain members of senior management of Patriot and Susquehanna the strategic aspects of the Merger, including estimated cost savings from the Merger, and other matters relevant to the future performance of the combined entity;

(h) reviewed the Merger Agreement; and

(i) performed such other analyses and examinations as we deemed necessary.

Annex B-1

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Patriot or Susquehanna or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Patriot and Susquehanna that they are not aware of any facts or circumstances, not within our actual knowledge, that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken any independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Patriot or Susquehanna or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make any independent evaluation of the adequacy of the allowance for loan losses of Patriot or Susquehanna or any of their subsidiaries nor have we reviewed any individual credit files and have assumed that their respective allowance for loan losses are adequate to cover such losses. With respect to the financial projections, Patriot’s and Susquehanna’s management have confirmed that they reflect the best currently available estimates and judgements of such management of the future financial performance of Patriot and Susquehanna respectively, and we have assumed that such performance will be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no change in Patriot’s or Susquehanna’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Patriot and Susquehanna will remain as going concerns for all periods relevant to our analysis, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent to the Merger Agreement are not waived.

Our conclusion is rendered on the basis of market, economic and other conditions prevailing as of the date hereof and on the conditions and prospects, financial and otherwise, of Patriot and Susquehanna as they exist and are known to us on the date hereof. Furthermore, this opinion does not represent our opinion as to what the value of Susquehanna necessarily will be when the Susquehanna Common Stock is issued to Patriot shareholders upon consummation of the Merger. In addition, we express no recommendation as to how the shareholders of Patriot should vote at the shareholders meeting held in connection with the Merger.

On the basis of and subject to the foregoing, we are of the opinion that as of the date hereof, the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Patriot.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

Annex B-2

Annex C

[Keefe, Bruyette & Woods, Inc. Letterhead]

    December 10, 2003

The Board of Directors

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, PA 17543

Members	of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to Susquehanna Bancshares, Inc. (“Susquehanna”) of the consideration (the “Merger Consideration”), as defined below, in the proposed merger (the “Merger”) of Patriot Bank Corp. (“Patriot”) into Susquehanna Bancshares, Inc., pursuant to the Agreement and Plan of Merger, dated as of December 10, 2003, between Patriot and Susquehanna (the “Agreement”). Pursuant to the terms of the Agreement, the Merger Consideration to be paid for each outstanding share of common stock, no par value per share, of Patriot (the “Patriot Common Stock”) will be, at the election of the holder thereof, either: (A) $30.00 in cash (the “Per Share Cash Consideration”), without interest; (B) 1.143 shares of Susquehanna common stock, par value $2.00 per share (the “Per Share Stock Consideration”); or (C) a combination of Per Share Cash Consideration and Per Share Stock Consideration. The Per Share Cash Consideration and the Per Share Stock Consideration collectively are hereinafter referred to as the Merger Consideration. The actual form of Merger Consideration that each shareholder will receive will be subject to proration in the event that the aggregate elections exceed either the total number of shares of Susquehanna common stock or cash provided in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Patriot and Susquehanna, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Patriot and Susquehanna for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this opinion it has been disclosed to Susquehanna. We have acted exclusively for the Board of Directors of Susquehanna in rendering this fairness opinion and will receive a fee from Susquehanna for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Patriot and Susquehanna and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2002 of Patriot and Susquehanna; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Patriot and Susquehanna and certain other communications from Patriot and Susquehanna to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Patriot and Susquehanna furnished to us by Patriot and Susquehanna for purposes of our analysis. We have also held discussions with senior management of Patriot and Susquehanna regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Patriot and Susquehanna with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

Annex C-1

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Patriot and Susquehanna as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Susquehanna, nor does it address the effect of any other business combination in which Susquehanna might engage. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Patriot and Susquehanna are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Patriot and Susquehanna, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Patriot and Susquehanna; (ii) the assets and liabilities of Patriot and Susquehanna; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to Susquehanna.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Annex C-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”), provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the BCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the BCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article XIV of Susquehanna’s Amended and Restated Bylaws provides indemnification of directors, officer and other agents of Susquehanna and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the BCL.

Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Pursuant to the authority of Section 1746 of the BCL, Susquehanna has also entered into employment agreements with certain principal officers which also provide for indemnification in connection with the performance of their offices.

Article XIV conditions any indemnification or advancement of expenses upon a determination, made in accordance with the procedures specified in Section 1744 of the BCL, by Susquehanna’s directors or shareholders that indemnification or advancement of expenses is proper because the director or officer met the standard of conduct set forth in Section 1741 or 1742 of the BCL, as applicable.

As authorized by Section 1747 of the BCL and Article XIV, Susquehanna maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Susquehanna for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Susquehanna.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 10, 2003, between Susquehanna Bancshares, Inc. and Patriot Bank Corp. (1)

5.1+	Opinion of Morgan, Lewis & Bockius LLP as to the legality of the securities being registered.

8.1+	Opinion of Morgan, Lewis & Bockius LLP as to the United States federal income tax consequences of the merger.

8.2+	Opinion of Stevens & Lee P.C. as to the United States federal income tax consequences of the merger.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of Keefe, Bruyette & Woods, Inc.

23.4	Consent of Janney Montgomery Scott LLC.

23.5+	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

24.1	Powers of Attorney (included on the signature page of this Registration Statement).

99.1+	Form of Proxy for Special Meeting of Shareholders of Susquehanna Bancshares, Inc.

99.2+	Form of Proxy for Special Meeting of Shareholders of Patriot Bank Corp.

99.3+	Election Form/Letter of Transmittal.

99.4	Opinion of Keefe, Bruyette & Woods, Inc.

99.5	Opinion of Janney Montgomery Scott LLC.

+	To be filed by amendment.
(1)	Previously filed as Exhibit 2.1 to Susquehanna’s Current Report on Form 8-K filed with the Commission on December 12, 2003, and incorporated by reference herein.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if a post-effective amendment to the registration statement is filed on Form S-8, and the information thereafter required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lititz, Commonwealth of Pennsylvania, on January 30, 2004.

SUSQUEHANNA BANCSHARES, INC.

By:	/s/ WILLIAM J. REUTER

William J. Reuter
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

[Each person in so signing also makes, constitutes and appoints William J. Reuter, President and Chief Executive Officer of Susquehanna, and Drew K. Hostetter, Chief Financial Officer of Susquehanna, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.]

Signature	Title	Date

/s/ WILLIAM J. REUTER William J. Reuter	President and Chief Executive Officer (principal executive officer), and Director	January 30, 2004

/S/ DREW K. HOSTETTER Drew K. Hostetter	Executive Vice President, Treasurer and Chief Financial Officer (principal financial and accounting officer)	January 30, 2004

/S/ C. WILLIAM HETZER, JR. C. William Hetzer, Jr.	Director	January 30, 2004

/s/ OWEN O. FREEMAN, JR. Owen O. Freeman, Jr.	Director	January 30, 2004

/S/ GUY W. MILLER, JR. Guy W. Miller, Jr.	Director	January 30, 2004

/S/ HENRY H. GIBBEL Henry H. Gibbel	Director	January 30, 2004

/S/ ROGER V. WIEST Roger V. Wiest	Director	January 30, 2004

/S/ M. ZEV ROSE M. Zev Rose	Director	January 30, 2004

/s/ WAYNE E. ALTER, JR. Wayne E. Alter, Jr.	Director	January 30, 2004

/S/ JAMES G. APPLE James G. Apple	Director	January 30, 2004

.Signature	Title	Date

/S/ JOHN M. DENLINGER John M. Denlinger	Director	January 30, 2004

/S/ CHLOÉ R. EICHELBERGER Chloé R. Eichelberger	Director	January 30, 2004

/S/ T. MAX HALL T. Max Hall	Director	January 30, 2004

/S/ WILLIAM B. ZIMMERMAN William B. Zimmerman	Director	January 30, 2004

/S/ BRUCE A. HEPBURN Bruce A. Hepburn	Director	January 30, 2004

Index to Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 10, 2003, between Susquehanna Bancshares, Inc. and Patriot Bank Corp. (1)

5.1+	Opinion of Morgan, Lewis & Bockius LLP as to the legality of the securities being registered.

8.1+	Opinion of Morgan, Lewis & Bockius LLP as to the United States federal income tax consequences of the merger.

8.2+	Opinion of Stevens & Lee P.C. as to the United States federal income tax consequences of the merger.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of KPMG LLP.

23.3	Consent of Keefe, Bruyette & Woods, Inc.

23.4	Consent of Janney Montgomery Scott LLC.

23.5+	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

24.1	Powers of Attorney (included on the signature page of this Registration Statement).

99.1+	Form of Proxy for Special Meeting of Shareholders of Susquehanna Bancshares, Inc.

99.2+	Form of Proxy for Special Meeting of Shareholders of Patriot Bank Corp.

99.3+	Election Form/Letter of Transmittal.

99.4	Opinion of Keefe, Bruyette & Woods, Inc.

99.5	Opinion of Janney Montgomery Scott LLC.

+	To be filed by amendment.
(1)	Previously filed as Exhibit 2.1 to Susquehanna’s Current Report on Form 8-K filed with the Commission on December 12, 2003, and incorporated by reference herein.